This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on March 22, 2022 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[           ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PSI Group Holdings Ltd

(Exact name of registrant as specified in its charter)

Cayman Islands	4731	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 1002, 10/F, Join-in Hang Sing Centre

No.2-16 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

Tel: +852 2754 3320

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 +1-212-588-0022 - telephone	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 +1-212-530-2210 - telephone

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each Class of Security being Registered	Number of Securities being Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary shares, par value US$0.0001 per share(3)		US$	US$	US$

Total			US$	US$

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act. Includes the offering price attributable to additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.

(3)	In accordance with Rule 416(a), we are also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholder will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MARCH 22, 2022

[  ]  Ordinary Shares

And

[  ] Ordinary Shares Offered by the Selling Shareholder

PSI GROUP HOLDINGS LTD

This is an initial public offering of [  ] ordinary shares, par value US$0.0001  of PSI Group Holdings Ltd (the “Ordinary Shares”), an exempted Cayman Islands company (the “Company,” “we,” “us,” “our”). The Selling Shareholder (as defined herein) is offering [  ] Ordinary Shares to be sold in this offering pursuant to this prospectus. We will not receive any proceeds from the sale of the Ordinary Shares to be sold by the Selling Shareholder. We expect the initial public offering price will be between US$[  ] and US$[  ] per Ordinary Share.

Prior to this offering, there has been no public market for our Ordinary Shares. We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[  ].” We cannot assure you that our application will be approved; however, if it is not approved, we will not complete this offering.

We are an “Emerging Growth Company” under applicable U.S. federal securities laws and are, therefore, eligible for reduced public company reporting requirements. Please read “Implications of Being an Emerging Growth Company” beginning on page 13 of this prospectus for more information.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

As of the date of this prospectus, our operations in Hong Kong and our registered public offering in the U.S. is not subject to the review or prior approval of the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying our Ordinary Shares.

PSI Group Holdings Ltd is a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of own, we may rely on dividends and other distributions on equity paid by our subsidiaries in Hong Kong for our cash and financing requirements. We conduct our operations through our subsidiaries, Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited (collectively, the “Operating Subsidiaries”). The Ordinary Shares offered in this offering are shares of the Cayman Islands holding company, instead of shares of the Operating Subsidiaries. Investors in this offering will not directly hold equity interests in our Operating Subsidiaries. As of the date of this prospectus, the Company’s subsidiaries have not made any dividends or distributions to the Company and the Company has not made any dividends or distribution to its shareholders

Furthermore, as more stringent criteria have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected by the PCAOB. Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included in this prospectus, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess WWC, P.C.’s compliance with applicable professional standards. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.  See “Risk Factors — Risks Relating to Our Ordinary Shares and this Offering — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Group’s auditor, then such lack of inspection could cause trading in the Group’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Group’s securities” on page 22.

Our Ordinary Shares may be prohibited from being trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, WWC, P.C., headquartered in California, is registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in November 2021. In addition, our auditors did not appear as part of the PCAOB’s report of determination under the lists in its appendix A or appendix B. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Upon the completion of this offering, our outstanding shares will consist of [     ] Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares, or [    ] Ordinary Shares, assuming the over-allotment option is exercised in full. We are and will continue to be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering,  [   ], our controlling shareholder will own [  ]% of the total issued and outstanding Ordinary Shares, representing [   ]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or [ ]% of the total issued and outstanding Ordinary Shares, representing [   ]% of the total voting power, assuming that the over-allotment option is exercised in full.

	Per Share	Total(4)
Offering price(1)	USD	USD	(5)
Underwriting discounts (2)	USD	USD
Proceeds to our company before expenses(3)	USD	USD
Proceeds, before expenses, to the Selling Shareholder.	USD	USD

(1)	Initial public offering price per share is assumed as USD[ ], which is the midpoint of the range set forth on the cover page of this prospectus.

(2)	We have agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 139.

(3)	Excludes fees and expenses payable to the underwriters.

(4)	Assumes that the underwriters do not exercise any portion of their over-allotment option.

(5)	Includes US$[ ] gross proceeds from the sale of [ ] Ordinary Shares offered by our Company and US$[ ] gross proceeds from the sale of [ ] Ordinary Shares offered by the Selling Shareholder.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to [ ] additional Ordinary Shares from us at the initial public offering price, less underwriting discounts, within 45 days from the closing of this offering to cover over-allotments, if any. If the underwriters exercise the option in full, assuming the public offering price per share is USD[ ], the total underwriting discounts payable will be USD[ ], and the total proceeds to us, before expenses, will be USD[ ].

We expect our total cash expenses for this offering to be approximately USD[ ], including cash expenses payable to the underwriters for their reasonable out-of-pocket expenses and non-accountable expenses, exclusive of the above discounts.

If we complete this offering, net proceeds will be delivered to us on the closing date.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2022.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from what is contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the Selling Shareholder are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside of the United States.

Until and including             , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, references to:

●	“BGG” are to Business Great Global Supply Chain Limited, a company incorporated under the laws of Hong Kong;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“FY2019”, “FY2020”, “6M2020”, and “6M2021” are to fiscal year ended December 31, 2019, December 31, 2020, six months period ended June 30, 2020, and six months period ended June 30, 2021, respectively;

●	“HKD” or “HK$” are to the legal currency of Hong Kong. “US$” or “USD” refers to the legal currency of the United States;

●	“Memorandum and Articles of Association” are to the memorandum and articles of association of the Company, as amended from time to time;

●	“Ordinary Shares” are to the ordinary shares of the PSI Group Holdings Ltd, par value US$0.0001 per share;

●	“Operating Subsidiaries” are to PSIHK and BGG;

●	“Our company” and “Company” are to PSI Group Holdings, Ltd, a Cayman Islands company, unless otherwise indicated or the context otherwise requires;

●	“PSIHK” are to Profit Sail Int’l Express (H.K.) Limited, a company incorporated under the laws of Hong Kong;

●	“Selling Shareholder” are to Active Move Group Holdings Limited, a company formed under the laws of the British Virgin Islands and an existing shareholder of the Company that is selling its Ordinary Shares pursuant to this prospectus; and

●	“we”, “us”, “our” and “Group” are to PSI Group Holdings Ltd and its subsidiaries.

PSI Group Holdings Ltd is a holding company incorporated in the Cayman Islands with operations conducted in Hong Kong through its operating subsidiaries in Hong Kong, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were made at a year-end spot rate of HK$7.80 to US$1.00 or an average rate of HK$7.76 to US$1.00. As of December 31, 2020 and 2019, the year-end spot rate and average rate for Hong Kong dollars were, respectively, HK$7.75 to US$1.00 and HK$7.79 to US$1.00.

Overview

We are a freight forwarding service provider headquartered in Hong Kong with networks across the globe. We conduct our operations through our subsidiaries in Hong Kong, Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited (collectively the “Operating Subsidiaries”).

Our Operating Subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirement of our customers.

Our Operating Subsidiaries derive their revenue principally from air freight forwarding services and ocean freight forwarding services. For FY2019, FY2020 and 6M2021, their total revenue amounted to approximately USD 25.0 million, USD 84.6 million and USD 66.4 million, respectively. Most of the revenue is generated from the air freight forwarding services, which represented 87.8%, 95.7% and 95.8 % of the total revenue during FY2019, FY2020 and 6M2021 respectively as compared to 8.3%, 3.1% and 3.4% generated by the ocean freight forwarding services.

During FY2019, FY2020 and 6M2021, our Operating Subsidiaries had served more than 500 customers, including freight forwarders and direct customers (i.e. customers that are not freight forwarders who purchase cargo spaces from the Operating Subsidiaries and directly ship their consignments, for example, manufacturers which directly ship their products to their customers through purchasing cargo spaces directly from the Operating Subsidiaries, or buyers of goods which arrange shipment by themselves). Our Operating Subsidiaries are capable of securing cargo space from their suppliers to reach a wide range of destinations, offering routes to over 90 countries. The revenue of the freight forwarding services is mainly derived from air freight export shipments to regions such as North America, Europe and Asia.

Our Operating Subsidiaries’ suppliers mainly include airlines, freight forwarders and shipping liners for cargo space and other suppliers for logistics related services such as transportation and warehousing related services. Our Operating Subsidiaries procure cargo spaces directly from airlines and shipping liners as well as from other freight forwarders under different arrangements, including direct booking, block space arrangements, and flight charters.

The Operating Subsidiaries operate an asset-light, structurally flexible and scalable business model. The Operating Subsidiaries do not own or operate aircraft or vessels. Instead, the Operating Subsidiaries contract asset-intensive third-party carriers to ship freight on our behalf. This setup allows us to tailor our services to the customers’ needs by choosing among the various transportation methods and providers available. In addition, by not owning substantial physical assets such as planes and ships, the base fixed cost and capital expenditure requirements are limited, which allows us to scale quickly. The Operating Subsidiaries derive revenues from charging a spread over the carrier’s charge to us for transporting the shipment, in addition to charges for customs brokerage and other ancillary services that we provide. Due to larger volume of freight, and our control and ability to consolidate shipments, we are generally able to obtain lower rates per kilogram or container than the shipper would be able to procure by going directly to the carrier. Due to our experience in providing these services and our understanding of the global transportation network, we are able to provide our customers with highly effective and flexible solutions.

Investors in our Ordinary Shares should be aware that they are purchasing equity in PSI Group Holdings Ltd, the Cayman Islands holding company, instead of shares of the Operating Subsidiaries. Please refer to the information contained in and incorporated by reference under the heading “Risks Relating to Our Corporate Structure” on page 20 of this prospectus.

Our Industry

Companies in our industry provide supply chain management and transportation solutions to local, regional and international customers. The integrated freight forwarder act as the midstream intermediary connecting the upstream carrier and the downstream consigners. The upstream carriers serve to transport goods, which include airlines, ocean vessel companies, and ground transportation companies. A downstream consigner is a party that initiates the movement or transport of goods, such as trading companies, wholesalers, distributors and manufacturing companies. Using air cargo as an example, prior to delivery, the freight forwarder will arrange flight bookings, cartage for crating and consolidation facility and delivery to airport at the origin for loading. The service continues when the cargo arrives at the cargo terminal of its destination where agency or partner of the freight forwarder will provide services including crate breakdown, storage, distribution and delivery to the consignee through warehousing and land freight transportation services providers.

Most international transportation are completed via integrated air freight forwarding services and integrated ocean freight forwarding services. As of 2020, the total market size for the global logistics industry measured in terms of overall logistics expenses was around USD9.1 trillion. The Asia Pacific region occupied the largest proportion of the global market for logistics in 2020 (USD3.9 trillion in 2020, accounting for approximately 42.9% of total logistics expenses worldwide), followed by North America (22.3%) and Europe (18.2%).1

[1]	Source: International Monetary Fund, China Insights Consultancy.

The dominant majority of our revenue is derived from our integrated air freight forwarding services. The total revenue of the global integrated freight forwarding and logistics industry has been on the rise. According to CIC, the total revenue for the integrated air freight forwarding industry expanded from USD73.7 billion to USD133.6 billion between 2016 to 2020, representing a Compound Annual Growth Rate (“CAGR”) of 16.0%. According to the China Insight Consultancy Report (the “CIC Report”), it is expected that this number will continue rising between 2020 and 2025, reaching USD 212.8 billion by 2025, representing a CAGR of 9.8%. From 2020 to 2025, despite the ongoing COVID-19 pandemic, the total revenue for the integrated air freight forwarding industry is anticipated to follow a trend towards continued growth, which reflects the following factors: 1) freight rates have increased significantly due to a severe shortage of cargo capacity resulting from the COVID-19 pandemic; 2) a projected rising demand for cross-border e-commerce worldwide; and 3) fiscal and monetary policy support from the governments of major economies that is expected to help bolster economic growth which will therefore have a positive impact on international trade activity.

We are headquartered in Hong Kong. Located at the center of Asia-Pacific region, Hong Kong has a long history as a logistics hub in Asia. Hong Kong has the geographic advantage of being in the center of global cargo and transport routes via land, sea, and air, making it an unparalleled supply chain destination. Hong Kong is also well regarded as a gateway between China and oversea countries, approximately 50% of Hong Kong’s exports were of China origin and approximately 55% of were destined for China in 2019. Hong Kong has been benefiting from its status of a free port, which pursues a free trade policy and does not maintain barriers on trade nor charge tariff on import or export of goods, and its mature logistics value-chain and well-developed common law legal system.

According to the CIC Report, between 2016 and 2020, the revenue of Hong Kong’s integrated air freight forwarding industry grew from HKD40.9 billion to HKD60.9 billion, representing a CAGR of 10.4%. Such growth was mainly driven by: 1) the increasing air cargo re-export volume of products manufactured in China such as electrical machinery and parts, telecommunications, sound equipment, office machines and automatic data processing machines, etc.; and 2) rising import and export activity stimulated by the development of cross-border e-commerce industry globally, especially regarding the products manufactured in China mainly exported to other countries through Hong Kong by air.

Due to the COVID-19 pandemic, most airlines have suspended partly or all services, especially services for passenger flights, which subsequently caused the disruption in air transportation, short supply of cargo space and the surge in the price of air cargo space. However, the growth in price of the integrated air freight forwarding industry has significantly driven the size and revenue of the integrated air freight forwarding industry in Hong Kong. Despite of the impacts of the COVID-19 pandemic, according to the CIC Report, the total revenue of the Hong Kong air freight forwarding industry increased from USD 5.59 billion (HKD43.6 billion) in 2019 to USD 7.81 billion (HKD 60.9 billion) in 2020, and expected to reach USD 12.27 billion (HKD 95.7 billion) in 2021; and the total revenue of Hong Kong air freight forwarding industry is expected to reach approximately USD 12.30 billion (HKD95.9 billion) in 2025, representing a CAGR of around 9.5% between 2020 and 2025.

One of our growth strategies is the potential expansion to the United State market. Between 2016 and 2020, total revenue of the integrated air freight forwarding industry in the U.S. grew from USD8.2 billion to USD17.0 billion, representing a CAGR of 20.0%. The growth of the integrated air freight forwarding market size in the U.S. is mainly attributable to the following factors: 1) the growth in the global economy from 2016-2020; 2) development of cross-border e-commerce; 3) the increasing volume of exports, especially considering the increasing demand for high-tech products, with the ongoing trend towards the reshoring of manufacturing. According to the CIC Report, from 2020 to 2025, it is expected that the market size of integrated air freight forwarding services will continuously increase to USD30.4 billion, representing a CAGR of 12.3%.

With the increase in the international trade volume by air and continuous improvement in airport infrastructure in China, Hong Kong, and the United States, the global economic recovery and the increase of global trade volume, the growth of the domestic and global cross-border e-commerce, we expect a consistent increase in the demand for integrated air freight forwarding services. We plan to capitalize on these market drivers for our further growth.

Among freight forwarders, those who can provide integrated end-to-end solutions have a clear competitive advantage. The increasingly global footprint of customers’ supply chains and end markets creates a demand for service providers who have the global scale, relationships and technology in place to oversee and optimize operations. We also see increasing demand from companies looking for “one-stop” providers, who are able to offer integrated end-to-end freight forwarding solutions, which optimize the performance, cost and cash flow of their supply chains, and provide greater visibility.

Our Services

Our objective is to be a premier global freight forwarder and logistics provider in the world. As a freight forwarding service provider, we arrange the transportation of shipments, and source cargo spaces from our suppliers (airlines, shipping liners, and other freight forwarders) under different arrangements including direct booking, block space arrangements and flight charters and resells that space to our customers (from whom we receive and forward individual, unconsolidated shipments) at a lower price than they would be able to negotiate themselves for their individual shipments. We are also able to secure capacity for our customers during times of high demand. We offer our customers routing expertise, familiarity with local business practices, knowledge of export and import documentation and procedures, and the ability to arrange for ancillary services.

The Operating Subsidiaries mainly offers air and ocean freight forwarding services to our customers who are direct shippers and other freight forwarders. The dominant majority of our revenue is derived from the provision of air freight forwarding services. Our Operating Subsidiaries provide freight forwarding, as well as distribution and logistic, services from the origin of our customers’ products to the delivery of the products to the end user. Our freight forwarding services include both import and export of goods and principally involve arranging shipment upon receipt of booking instructions from our customers, obtaining cargo space from cargo space suppliers (including airlines, shipping liners and other freight forwarders) and preparing the relevant documentations (such as customs clearance from origin of consignment). We also arrange ancillary logistics services from independent service providers (such as cargo pickup, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet our customers’ requirements. Our freight forwarding services income is mainly derived from air freight export shipments to regions such as North America, Europe, and Asia.

The Operating Subsidiaries source cargo spaces from suppliers through various arrangements, including direct booking, block space arrangements, and flight charters. The Operating Subsidiaries also source cargo space from other freight forwarders depending on their cargo spaces’ availability, capacity, routing, and timing. Upon receipt of booking instructions from the customers, the Operating Subsidiaries determine the routing, consolidate shipments bound for a particular airport distribution point, and then select the airline for transportation to the distribution point, where either the Operating Subsidiaries or one of their agents then arrange for the consolidated lot to be broken down into its component shipments and for the transportation of each individual shipment to its destination.

The following illustrates how the Operating Subsidiaries source cargo space from our suppliers (such as airlines, shipping liners or freight forwarders) and sell them to our customers (such as direct customers and freight forwarders):

Competition

The freight forwarding and logistics industry is highly fragmented and has low barriers to entry compared to other industries. We compete with freight forwarders of different sizes, ranging from global leading participants having their own global network of offices and transportation fleet, to small- and medium-scaled freight forwarders like ourselves.

According to the CIC Report, in 2020, the integrated air freight forwarding market in Hong Kong had over 1,000 market participants. There are two tiers of freight forwarding companies in Hong Kong. Tier 1 players are the leading participants in the industry, with approximately 20 players, accounting for approximately 45% of total integrated air freight forwarding market in terms of revenue in Hong Kong in 2020. They are mainly multinational enterprises with global network of offices and own transportation fleets and have long-term relationships with international large carriers.

Tier 2 players are small- and medium-scale Hong Kong-based local enterprises like ourselves. These enterprises usually have a turnover of below HK$1.5 billion per year, but with a deeper understanding of customers’ business nature and have long-term relationships with customers. According to the CIC report, there were over 1,000 Tier 2 players in Hong Kong in 2020. The top 10 Tier 2 market participants account for approximately 18.2% of total revenue of tier 2 air freight forwarders in 2020. Our group ranked the sixth among all Tier 2 air freight forwarding companies with a market share of approximately 1.8% in 2020 in Hong Kong.

Competitive Strength

We believe that we can leverage our global presence and competence in air and ocean freight industry by collaborating with our customers to unlock value in their supply chains and together build smart and efficient end-to-end logistics solutions. Our competitive advantage include:

●	A highly experienced and dedicated team with extensive experience in freight forwarding and logistics industries.

●	An established reputation in the freight forwarding industry,

●	Comprehensive business network and stable business relationships with our suppliers.

●	The established stable relationships with our customers.

Growth Strategy

We plan to grow our business by upgrading our current operations as well as through the development of our service targeting the cross-border e-commerce market and the expansion to the U.S. market. With (i) the lifting or scaling back of COVID-19 restrictions in many countries around the world, (ii) the continuous growth of cross border e-commerce, we intend to leverage our achievements in air and ocean freight forwarding services by pursuing the following business strategies:

●	Enhance operational efficiency and quality. We plan to continue to enhance our technology infrastructure and our network with local partners to streamline our operations to lower transportation, labor and other operating costs associated with the transport of goods. We also plan to further expand our sales and operation team to accommodate the organic growth of service and the contemplated expansion to the United States market. We intend to expand our service targeting the cross-border e-commerce, Business-to-Customer (“B2C”), and door to door logistic service, as a one-stop service provider in order to capture more business opportunities and increase customer loyalty.

●	Enhancing our information technology system. We plan to enhance our information technology system in relation to freight forwarding services to improve our productivity and efficiency and better serve our cross-border e-commerce customers. We plan to develop a freight operations system which (i) provides integrated and real-time dynamic information; (ii) provides a user-friendly interface for our customers to log in to our system to check information of their freight bookings or cargo information; and (iii) can be integrated with our warehousing system and the operation system of our customers (which shall be subject to the information technology service provider’s analysis on the system used by our customers and thus the feasibility of system integration).

●	Expand our service presence in the cross-border e-commerce market. To take advantages of the prospering global cross-border e-commerce market, especially in the United States, China, Hong Kong, we plan to leverage our extensive delivery network and capabilities to strengthen our presence in the cross-border e-commerce markets as a one-stop service provider, by: (1) leasing different types of warehouses in Hong Kong and the US, such as overseas bonded warehouses, distribution warehouses, logistic warehouses, and palletization warehouses; (2) upgrading our existing IT system to satisfy the demands of our customers; (3) developing logistical solutions to manage each step of the shipping of small parcels common in cross-border e-commerce B2C transactions; and (4) expanding our network amongst the local partners in our target markets to increase our route portfolio and market coverage and enhance our door-to-door small parcel delivery capacity.

●	Expanding our operation to the United States. To leverage our presence in the United States market and to further expand our reach to customers who require export and import service in the United States, we plan to establish offices and warehouses in the various major cities of the United States and to enhance our cooperation and link-up with local postal office, in order to tap into new pool of customers who require air export freight forwarding services and to provide one-stop service.

●	Strengthening our market position in by purchasing more cargo spaces in order to cater for our customers demand. To take advantages of the market opportunity presented above and to ensure our market expansion, we plan to strengthen our capital base to finance our additional payment obligation and for provision of bank guarantee to airlines (which is a common industry practice) to purchase more cargo spaces in order to seize the growth opportunity and to cater the expected growth demand of our customers.

●	Pursue Strategic Alliances and Select Acquisition Opportunities. We aim to selectively form additional strategic alliances with overseas logistics companies and other partners that bring synergies with our business. We also plan to selectively pursue acquisitions, investments, joint ventures and partnerships that are complementary to our business and operations.

Coronavirus (COVID-19) Update

Since early 2020, the ongoing COVID-19 pandemic has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong where our Operating Subsidiaries are located, and in China, the United States, and Europe, where our significant customer base is located. Furthermore, due to the COVID-19 pandemic, most airlines have suspended partly or all services due to the travel restrictions imposed by Hong Kong government and other countries, especially services for passenger flights, which subsequently caused the disruption in air transportation, short supply of cargo space and the surge in the price of air cargo space.

However, the travel restrictions imposed by Hong Kong government and other countries generally focus on restrictions on passenger travels and not on air cargo transportation, which only lead to a drop in the availability of passenger aircrafts for the transport of air cargoes as a result of which the shipment of our customers might be affected due to the change in flight schedule. Our daily operation as a freight forwarder is not suspended or limited and, for the booking that we made with our suppliers for the air cargo space required, none of our suppliers have cancelled our bookings and order due to the outbreak of COVID-19. The Operating Subsidiaries are able to obtain the cargo space from airlines or other freight forwarders even though there are cancellation of passenger aircrafts due to the COVID-19 pandemic, there has been no material impact brought by the cancellation of passenger aircrafts on our business operation since the outbreak of COVID-19.

Since the outbreak of COVID-19 and up to the date of prospectus, (i) our business operation and financial performance have not been suspended; for instance, our revenue increased from approximately USD 25.0 million in FY2019 to approximately USD 84.6 million in FY2020, and from approximately USD 30.9 million in 6M2020 to approximately USD 66.4 million in 6M2021; while our net income increased from approximately USD 0.4 million in FY2019 to approximately USD 4.7 million in FY2020, and from approximately USD 2.2 million in 6M2020 to approximately USD 7.9 million in 6M2021 ; (ii) we maintained all of our major customers; (iii) no order was cancelled by our customers due to the outbreak of COVID-19; (iv) our Operating Subsidiaries continued to perform our obligations after receiving the orders placed by our customers from time to time; (v) our Operating Subsidiaries have complied with the relevant Hong Kong laws and regulations in relation to the COVID-19 pandemic. Based on the foregoing, we were not aware of any material delay on our ability in providing our services.

According to the CIC Report, from 2020 to 2025, despite the ongoing COVID-19 pandemic, the total revenue for the integrated air freight forwarding industry is anticipated to follow a trend towards continued growth, which reflects the following factors: 1) freight rates have increased significantly due to the shortage of cargo capacity resulting from the COVID-19 pandemic; 2) a rising demand for cross-border e-commerce worldwide, especially online shopping on consumer goods as a result of reduced social contact; 3) substantial increase in shipments for medical and sanitary products, such as face mask and vaccines which are time-sensitive; and 4) fiscal and monetary policy support from the governments of major economies that is expected to help bolster economic growth which will therefore have a positive impact on international trade activity. For example, according to the CIC Report, the total revenue of the Hong Kong air freight forwarding industry increased from USD 5.59 billion (HKD43.6 billion) in 2019 to USD 7.81 billion (HKD 60.9 billion) in 2020, and is expected to reach USD 12.27 billion (HKD 95.7 billion) in 2021; and the total revenue of Hong Kong air freight forwarding industry is expected to reach approximately USD 12.30 billion (HKD 95.9 billion) in 2025, representing a CAGR of around 9.5% between 2020 and 2025.

Since January 2022, Hong Kong has been experiencing the surge of the Omicron variant outbreak. Since January 5, 2022, Hong Kong government has imposed several measures to address the spread of Omicron variant, including the stringent social distancing measures, mass testing, and the ban on all incoming passenger flights from certain countries, including the United States, the United Kingdom, Australia, France, Canada, India, Philippines and Pakistan.

As of the date of this prospectus, the Hong Kong government has not imposed any regulation regarding the recent Omicron variant outbreak, which require: (a) suspension of operations for all enterprises in Hong Kong; (b) the suspension of operations at the air cargo terminals inside the Hong Kong International Airport; and (c) the suspension of cross-border logistics services between Hong Kong and the PRC.

We are closely monitoring the recent Omicron variant outbreak in Hong Kong and will assess its potential impact to our business and operation, which still depends on future developments and severity of the Omicron variant outbreak in Hong Kong and actions taken by the Hong Kong government authorities to contain the Omicron variant outbreak and mitigate its impact, almost all of which are beyond our control. Because of the uncertainties, the possible business disruption and the related financial impact related to the outbreak of the Omicron variant outbreak in Hong Kong cannot be reasonably estimated at this time. For a detailed description of the risks associated with the COVID-19 pandemic, please refer to the sections headed “Risk factors – Risks relating to our business and industry – Natural disasters, acts of God, wars, epidemics and other events may adversely affect our business operations, financial condition and results of operations” and “Risk factors – Risks relating to our business and industry – The COVID-19 pandemic may cause supply chain disruptions and may have a material adverse effect our business operation and results of operations” in this document for further details.

Risk Factors Summary

Investing in our Ordinary Shares involves a high degree of risk. Below is a summary of material factors that make an investment in our Ordinary Shares speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information under the heading “Risk Factors” on page 17 of this prospectus for additional discussion of the risks summarized in this risk factor summary as well as other risks that we face. These risks include, but are not limited to, the following:

Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

●	Substantially all of our operations are in Hong Kong. The laws and regulations of the PRC are not directly applicable to Hong Kong, being a Special Administrative Region, which is constitutionally autonomous from the PRC. However, the Hong Kong legal system embodies uncertainties, the possibility that PRC government may choose to implement the laws of the PRC to Hong Kong and exercise significant direct influence and discretion over our operation. See Risk Factors – Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate – All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares on page 17.

●	The implementation of the PRC law and regulation to Hong Kong could also materially and adversely affect our business, financial condition and results of operations, the value of our Ordinary Shares, and/or our ability to offer or continue to offer securities to investors. See Risk Factors – Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate – Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to Hong Kong and thus to company such as us on page 18.

●	On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong previously. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. See Risk Factors – Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate – The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries on page 19.

●	The political, economic and social conditions in Hong Kong are susceptible to the changes and the downturn in the economic, political, or social conditions or government policies worldwide and in the PRC, such as: (1) trade war or restrictions, whether in form of embargo, tariff, or otherwise; (2) prolonged slowdown in the global or Chinese economy; (3) the degree of autonomy and the special status of Hong Kong to be separated from the PRC as recognized by other countries such as the United States, regarding their preferential treatment of Hong Kong including tariff, trade agreement, and shipping agreement; (4) level of interference of the PRC government to the politics and economy of Hong Kong. See Risk Factors – Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate – Changes and the downturn in the economic, political, or social conditions of Hong Kong, China and other countries or changes to the government policies of Hong Kong and China could have a material adverse effect on our business and operations on page 19.

Risks Relating to Our Corporate Structure

●	Our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. See Risk Factors – Risk Relating to our Corporate Structure – You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Island law on page 20.

●	We may rely on dividends to be paid by our Hong Kong Operating Subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. If our Hong Kong subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. See Risk Factors – Risk Relating to our Corporate Structure – We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business on page 21.

●	Mr. Yee Kit, CHAN, our Chairman and Director will beneficially own approximately [ ]% of our issued and outstanding Ordinary Shares assuming the underwriters do not exercise their over-allotment option and approximately [ ]% of our issued and outstanding Ordinary Shares if the underwriters’ over-allotment option is exercised in full. Accordingly, our controlling shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders and Selling Shareholder.” or make other distributions to us. See Risk Factors – Risk Relating to our Corporate Structure – Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions on page 22.

Risks Relating to Our Ordinary Shares and this Offering

●	Any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if our auditor and we are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. See Risk Factors – Risks Relating to our Ordinary Shares and this Offering – The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Group’s auditor, then such lack of inspection could cause trading in the Group’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Group’s securities on page 22.

●	There has been no public market for our Ordinary Shares prior to this offering. Assuming our Ordinary Shares begin trading on Nasdaq Capital Market, our Ordinary Shares may be “thinly-traded,” a broad or active public trading market for our Ordinary Shares may not develop or be sustained, in which case our ordinary shares’ market price and liquidity will be materially and adversely affected. See Risk Factors – Risks Relating to our Ordinary Shares and this Offering – There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all on Page 23.

●	The trading prices of our Ordinary Shares are likely to be volatile and could fluctuate widely due to broad market and industry factors which are beyond our control. Please see Risk Factors – Risks Relating to our Ordinary Shares and this Offering – The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you on page 23 for the list of factors which may cause the volatility of our trading price.

●	Our board of directors has complete discretion as to whether to distribute dividends. You may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases. See Risk Factors – Risks Relating to our Ordinary Shares and this Offering – Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment on page 25.

●	The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market, by (1) our existing shareholder, (2) our underwriter, and (3) exercise of options under our Equity Incentive Plan, could adversely affect the market price of our Ordinary Shares. See Risk Factors – Risks Relating to our Ordinary Shares and this Offering – The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares on page 25.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards. Please see Risk Factors – Risks Relating to our Ordinary Shares and this Offering – We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies on page 26 for detailed discussion of this risk factor.

●	There can be no assurance that we will not be a Passive Foreign Investment Company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences. Please see Risk Factors – Risks Relating to our Ordinary Shares and this Offering – There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences on page 26 for a detailed discussion of this risk factor.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” See Risk Factors – Risks Relating to our Ordinary Shares and this Offering – We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company on page 27.

●	As an “emerging growth company,” the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors. Risk Factors – Risks Relating to our Ordinary Shares and this Offering – We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors on page 28.

Risks Relating to Our Business and Industry

●	The demand for our services is easily affected by unpredictable factors, such as the changes in the global and regional economic conditions and the international trading volumes, in particular, the decrease in the level of China’s export of goods could have a material adverse effect on our business. See Risk Factors – Risks Relating to our Business and Industry – The demand for our services is easily affected by unpredictable factors, and our results of operations are affected by changes in the global and regional economic conditions and the international trading volumes on page 29; and Risk Factors – Risks Relating to our Business and Industry – A decrease in the level of China’s export of goods could have a material adverse effect on our business on page 29.

●	Fluctuations in the price of cargo space could have adverse impact on our results of operation. Our profitability is also susceptible to the seasonality and the volatility in demand and supply for cargo space. See Risk Factors – Risks Relating to our Business and Industry – Fluctuations in the price of cargo space could have adverse impact on our results of operations on page 30; Risk Factors – Risks Relating to our Business and Industry – Our profitability is susceptible to the volatility and uncertainties in demand and supply for cargo space on page 30; and Risk Factors – Risks Relating to our Business and Industry – Our revenue is subject to seasonal fluctuations, our results for different periods in any given financial year may not be relied upon as indicators of our performance on page 31.

●	The loss of certain major customers may materially affect our business and financial conditions. See Risk Factors – Risks Relating to our Business and Industry - We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, the loss of one or more of which could have a material adverse effect on our business on page 32.

●	Should we fail to identify shipments which carry goods of illicit or dangerous nature we may be subject to investigations and administrative or even criminal penalties, or civil compensation for personal injury or property damage. See Risk Factors – Risks Relating to our Business and Industry -We face risks associated with the items we deliver and the contents of shipments and inventories handled through our service network on page 32.

●	The disruption, non-performance and delayed performance of our suppliers may adversely affect our operations and substantially impact our financial results. See Risk Factors – Risks Relating to our Business and Industry – We are dependent on our suppliers, and any disruption, non-performance and delayed performance of these suppliers may adversely affect our operations and substantially impact our financial results on page 33.

●	Our business operation is dependent on our warehouse and other operation facility, which we are subject to risk relating to leased property. See Risk Factors – Risks Relating to our Business and Industry – Our business is dependent on our major operational facility. We do not own any real properties and we lease a number of properties for our business operations. Therefore, we are exposed to risks in relation to unpredictable and increasing rental costs and relocation costs on page 34.

●	Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. See Risk Factors – Risks Relating to our Business and Industry – Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations on page 36.

●	Our growth prospects may be limited if we do not successfully implement our future plans and growth strategy. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospect. See Risk Factors – Risks Relating to our Business and Industry – Our growth prospects may be limited if we do not successfully implement our future plans and growth strategy on page 37.

●	We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial condition. Please see Risk Factors – Risks Relating to our Business and Industry – We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial condition on page 38 for detailed discussion of this risk factor.

●	The freight forwarding and logistics industry in which we operate are highly fragmented and competitive. See Risk Factors – Risks Relating to our Business and Industry – The freight forwarding industry in which we operate are highly fragmented and competitive and there can be no assurance that we can compete successfully in the future and adequately address the downward pricing pressure on page 39.

●	A major driver for third-party logistics and supply chain service providers is the high cost and degree of difficulty associated with developing in-house logistics. If our customers are able to increase utilization of their internal solutions, our business and operating results may be materially and adversely affected. See Risk Factors – Risks Relating to our Business and Industry – If our merchant and non-freight forwarders customers are able to reduce their logistics and supply chain costs or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected on page 39.

●	Natural disasters, acts of God, wars, the ongoing coronavirus pandemic, and measures taken in response thereto, could and could continue to cause supply chain disruptions and could have a material adverse effect on our business, results of operations and financial condition. See Risk Factors – Risks Relating to our Business and Industry – Natural disasters, acts of God, wars, epidemics and other events may adversely affect our business operations, financial condition and results of operations on page 40.

Our Securities

At incorporation, our authorized share capital was US$20,000 divided into 200,000,000 ordinary shares with a US$0.0001 par value per share.

Our Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated entities, as of the date of this prospectus and after the initial public offering:

We commenced operation in 1993 with the establishment of PSIHK, a company incorporated under the laws of Hong Kong on May 27, 1993. We established BGG under the laws of Hong Kong on November 11, 2016.

On March 11, 2022, PSI (BVI) Ltd and BGG (BVI) Ltd were incorporated under the laws of the British Virgin Islands. PSI (BVI) Ltd holds 99.2% of PSIHK with the remainder 0.8% held by two independent individuals at 0.4% each. BGG (BVI) Ltd owns 100 percent of BGG.

On March 7, 2022, PSI Group Holdings Ltd, our current ultimate holding company, was incorporated under the laws of the Cayman Islands as part of the restructuring transaction in contemplation of this offering. In connection with its incorporation, in March 2022, we completed a share swap transaction and issued Ordinary Shares of PSI Group Holdings Ltd to certain of the then existing shareholders of PSIHK and BGG, based on their then respective equity interests held in PSIHK and BGG. PSIHK and BGG then became our 99.2% and wholly owned subsidiaries, respectively.

For more details on our corporate history please refer to “Corporate History and Structure” appearing on page 79 of this prospectus.

Holding Company Structure

PSI Group Holdings Ltd is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Hong Kong through our Operating Subsidiaries in Hong Kong. The Ordinary Shares offered in this offering are shares of the Cayman Islands holding company, instead of shares of our Operating Subsidiaries in Hong Kong. Investors in our Ordinary Shares should be aware that they may never directly hold equity interests in our subsidiaries in Hong Kong.

As a result of our corporate structure our ability to pay dividends may depend upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash to and from Our Subsidiaries

PSI Group Holdings Ltd is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our Operating Subsidiaries are permitted under the respective laws of the British Virgin Islands and Hong Kong to provide funding to PSI Group Holdings Ltd through dividend distribution without restrictions on the amount of the funds. Subject to the Companies Act (2022 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders from time to time out of the profits from the Company, realized or unrealized, or out of the share premium account, provided that the Company will remain solvent, meaning the Company is able to pay its debts as they come due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from PSI Group Holdings Ltd to PSIHK or BGG or from PSIHK or BGG to PSI Group Holdings Ltd. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between PSI Group Holdings Ltd and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries to PSI Group Holdings Ltd and U.S. investors and amounts owed.

As of the date of this prospectus, the Company’s subsidiaries have not made any dividends or distributions to the Company and the Company has not made any dividends or distribution to its shareholders.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments, in our Memorandum and Articles of Association and in the Companies Act. See “Dividend Policy” and “Risk Factors — Risks Relating to our Corporate Structure – We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” for more information.

Recent Regulatory Development in the PRC

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our Operating Subsidiaries may collect and store certain data (including certain personal information) from our customers, some of whom may be PRC individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). Given that (1) our Operating Subsidiaries are incorporated in Hong Kong (2) we have no subsidiary, VIE structure nor any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations to have an impact on our business, operations or this offering, as we do not believe that either of our Operating Subsidiaries is deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) our Operating Subsidiaries were incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our Operating Subsidiaries have in aggregate collected and stored personal information of less than one million users; (iii) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, neither of our Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our Operating Subsidiaries, if any of our Operating Subsidiaries is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our Operating Subsidiaries, the business operation of our Operating Subsidiaries and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiaries become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If our Operating Subsidiaries fail to receive or maintain such permissions or if the required approvals are denied, our Operating Subsidiaries may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or be worthless.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Our Being a “Controlled Company”

Upon completion of this offering, Mr. Yee Kit, CHAN, our controlling shareholder, will be the beneficial owner of an aggregate of 19,417,500 Ordinary Shares, which will represent [  ]% of the then total issued and outstanding Ordinary Shares (or [  ]% of the then total issued and outstanding Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full). As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore we are eligible for, and, in the event we no longer qualify as a foreign private issuer, we intend to rely on, certain exemptions from the corporate governance listing requirements of the Nasdaq.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Holding Foreign Companies Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Company Accountable Act, or the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and did not appear as part of the report and was not listed under its appendix A or appendix B. Therefore, we believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Risk Factors - The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.” on page 22.

Corporate Information

Our principal executive office is located at Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. The telephone number of our principal executive offices is (852) 2754 3320. Our registered agent in the Cayman Islands is Ogier Global (Cayman) Limited. Our registered office and our registered agent’s office in the Cayman Islands are both located at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a website at www.profitsail.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

THE OFFERING

Issuer:	PSI Group Holdings Ltd

Selling Shareholder:	Active Move Group Holdings Limited

Securities being Offered by Us:	Ordinary Shares par value US$.0001 per ordinary shares

Securities being Offered by the Selling Shareholder:	[2,250,000] Ordinary Shares

Ordinary Shares Outstanding Prior to Completion of this Offering:	[25,000,000] Ordinary Shares

Ordinary Shares Outstanding Immediately after this Offering:	[ ] Ordinary Shares

Assumed Initial Public Offering Price per Share:	[ ] the midpoint of the price range provided on the cover page of this prospectus.

Gross Proceeds to Us Before Expenses:	[ ]

Over-allotment Option:

We have granted the underwriters an option for a period of 45 days from the closing of this offering to purchase up to 15% of the total number of Ordinary Shares to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts.

Lock-up:	We, our directors, executive officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares, except for the Selling Shareholder as identified herein, are expected to enter into a lock-up agreement with the Underwriters not to sell, transfer or dispose of any Ordinary Shares for a period of up to six months after this Offering is completed. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing:	We plan to list our Ordinary Shares on the Nasdaq Capital Market

Proposed Nasdaq Capital Market Symbol:	[ ]

Transfer Agent:	[ ]

Risk Factors:	See “Risk Factors” beginning on page 17 for a discussion of risks you should carefully consider before investing in our Ordinary Shares.

Use of Proceeds:	We plan to use the net proceeds of this offering as follows:
● Approximately 35% for further expansion of our integrated logistics and supply chain service network and potential acquisition of local warehouses and service centers in the United States;

● Approximately 15% for enhancing and upgrading our technology infrastructure;

● Approximately 10% on setting up regional offices and developing sales network in the United States;

● Approximately 10% for the hiring of additional workforce; and

● The balance for general working capital and corporate purposes, and we will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholder.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Our Operating Subsidiaries are located, and operate their business, in Hong Kong, a special administrative region of the PRC. Although some of our customers are PRC individuals or companies that have shareholders and directors that are PRC individuals, the Operating Subsidiaries does not have operation in mainland China or collect, store or process any personal data of any customer in mainland China, and is not regulated by any regulator in mainland China. As a result, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operation.

Except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of laws of the PRC to Hong Kong. The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties, and may change quickly with little advance notice. As a result, there is no guarantee that the PRC government may not choose to implement the laws of the PRC to Hong Kong and exercise significant direct influence and discretion over our operation in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons or as a result of our expansion of operations in mainland China. See – “Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to Hong Kong and thus to company such as us.”

To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to Hong Kong and thus to company such as us.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

We have no operations in mainland China, the PRC. Our Operating Subsidiaries are located, and operate, in Hong Kong, a special administrative region of the PRC. As of the date of this prospectus, the PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities in Hong Kong, outside of mainland China. We also do not expect to be materially affected by recent statements by the Chinese Government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

Based on our understanding of the PRC laws and regulations currently in effect as of the date of this prospectus, as our Operating Subsidiaries are located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. There remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current principles and policies regarding Hong Kong will remain unchanged for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Trade war or restrictions, whether in form of embargo, tariff, or otherwise, effected between two or more countries, including the risks arising from recent events between the PRC and the US, could materially and adversely affect our business, financial condition and results of operation.

Our revenue from freight forwarding services for export shipments to the United States contributed to approximately USD 10.6 million, USD 58.8 million, and USD 47.9 million for FY2019, FY2020 and 6M2021, respectively, representing approximately 45.0%, 70.7%, and 73.0% of our total export revenue of the corresponding period. Also, a significant portion of our business originates from customers in China and therefore depends on the level of imports and exports to and from China. Therefore, we are subject to risks relating to the changes in trade policies, tariff regulations, embargoes, or other trade restrictions adverse to our customers’ business. Tariffs restrictions imposed by the U.S. on China exports intensified during 2019 which resulted in a negative impact to the international trading activities globally and have attributed to the overall decrease in the cargo shipment volume of Hong Kong. Despite agreement having been entered into between the U.S. and China on January 15, 2020, to suspend certain planned tariff, our results of operation may be adversely affected if the trade war or restrictions further intensify, whether in the form of embargo, tariff, or otherwise, and may further affect the relationship between the U.S. and China or more countries in the future.

Changes and the downturn in the economic, political, or social conditions of Hong Kong, China and other countries or changes to the government policies of Hong Kong and China could have a material adverse effect on our business and operations

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and the PRC generally. Economic conditions in Hong Kong are sensitive to the PRC and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the economy in the PRC has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on Hong Kong and us.

Furthermore, on July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on July 1, 2020. Hong Kong will now be treated as same as mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the mainland China are revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the PRC will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as the logistic hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. In the event that Hong Kong loses its position as a logistics hub in Asia, the demand for freight forwarding services, ancillary logistics services, warehousing services, the overall business activities of the freight forwarding and logistics industries and thus our business, financial condition and results of operations, may be adversely affected.

Additionally, the recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Termination of the U.S.-Hong Kong International Shipping Agreement may have an adverse effect on our ocean freight forwarding services and results of operations.

Changes to trade policies and treaties, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our financial condition and results of operations. In response to the Hong Kong National Security Law, the U.S., amongst other sanctions aimed to eliminate certain preferential treatment of Hong Kong, announced the suspension or termination of three bilateral agreements signed between Hong Kong and the U.S. in August 2020, including the U.S.- Hong Kong International Shipping Agreement, which provided reciprocal tax exemption on income derived from the international operation of ships by the U.S. and Hong Kong residents. As a result of the termination of the U.S.- Hong Kong International Shipping Agreement, the U.S. and Hong Kong tax exemptions are no longer generally available to Hong Kong and U.S. shipping companies trading to each other’s territories. Thus, when Hong Kong company whose vessel transports goods to or from the U.S. by sea, 50% of the income generated will generally be treated as arising from U.S. sources and will be subject to U.S. tax at an effective tax rate of 4% up to 44.7%, increasing the tax exposure of Hong Kong shipping companies.

The revenue attributable to our ocean freight forwarding services amounted to approximately USD 2.1 million, USD 2.6 million and USD 2.3 million, representing approximately 8.3%, 3.1% and 3.4% of our total revenue for FY2019, FY2020 and 6M2021, respectively. The termination of the US-HK Shipping Agreement may increase the costs of ocean freight rates when the Hong Kong shipping companies pass the new U.S. tax costs to their customers such as our Operating Subsidiaries, resulting in an increase in cost of services of our Operating Subsidiaries. If we are unable to pass on the increased costs to our customers, our results of operations would be adversely affected. If we are able to pass on the costs to our customers, the customers’ demand on our ocean freight forwarding services may decrease as a result of higher ocean freight rates. Moreover, U.S. or other shipping companies trading to China or Asia may choose other port options other than Hong Kong as the new tax exposure may create financial pressure to avoid trading to Hong Kong in the future, resulting in the decrease in the customers’ demand on our ocean freight forwarding services, thus adversely affecting our ocean freight forwarding business and results of operations.

Risk Relating to our Corporate Structure

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Island law.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers or to enforce judgments obtained in the United States courts against our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Regulations” on page 94.

Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which has persuasive, but not binding authority, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow the Cayman Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

PSI Group Holdings Ltd is a holding company and we rely on dividends and other distributions on equity paid by the Operating Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of the Operating Subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. See “Dividend Policy” for more information.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. For more details, please see section Regulations – Hong Kong Regulations.

Our controlling shareholder has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Prior to this offering, Mr. Yee Kit, CHAN, our Chairman and Director, beneficially owns an aggregate of 77.67% of our issued and outstanding Ordinary Shares. Upon completion of this offering, Mr. Chan will beneficially own approximately [   ]% of our issued and outstanding Ordinary Shares assuming the underwriters do not exercise their over-allotment option and approximately [   ]% of our issued and outstanding Ordinary Shares if the underwriters’ over-allotment option is exercised in full.

Accordingly, our controlling shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders and Selling Shareholder.”

Risks Relating to our Ordinary Shares and this Offering

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Group’s auditor, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in the California and is subject to inspection by the PCAOB on a regular basis. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

In addition, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in Hong Kong and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary share could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Ordinary Shares. Although we have applied to have our Ordinary Shares listed on Nasdaq Capital Market, we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this offering, the market price of our Ordinary Shares may decline and the liquidity of our Ordinary Shares may decrease significantly.

The initial public offering price for our Ordinary Shares will be determined by negotiation between us, the Underwriters and the Selling Shareholder and may vary from the market price of our Ordinary Shares following our initial public offering. We cannot assure you that the price at which the Ordinary Shares are traded after this offering will not decline below the initial public offering price. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares due to insufficient or a lack of market liquidity of our Ordinary Shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you.

The trading prices of our Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	political, social and economic conditions in the PRC and Hong Kong;

●	the market reaction to the COVID-19 pandemic;

●	variations in our revenues, profit, and cash flow;

●	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	general market conditions or other developments affecting us or the freight forwarding industry in which we operate;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates or recommendations by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

●	developments in information technology and our capability to catch up with the technology innovations in the industry;

●	the realization of any of the other risk factors presented in this prospectus;

●	changes in investors’ perception of our Group and the investment environment generally;

●	the liquidity of the market for our Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will be traded.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on Nasdaq Capital Market, our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be [   ] Ordinary Shares outstanding immediately after this offering, or [   ] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full. In connection with this offering, we, our officers, directors, and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed not to sell any of our Ordinary Shares or are otherwise subject to similar lockup restrictions for 6 months after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” for a more detailed description of the restrictions on selling our securities after this offering.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Dividend Policy” section for more information.

Exercise of options granted under the Equity Incentive Plan or issue of awarded shares under the Equity Incentive Plan may result in dilution to our Shareholders.

Prior to the closing of this offering, we intend to adopt the Equity Incentive Plan. We do not plan to grant any options under the Equity Incentive Plan prior to the completion of this offering. Following the issuance of new Ordinary Shares upon exercise of any options that may be granted under the Equity Incentive Plan, there will be an increase in the number of issued Ordinary Shares. As such, there may be a dilution or reduction of shareholding of existing Shareholders which results in a dilution or reduction of our earnings per Ordinary Share and net asset value per Ordinary Share. In addition, the fair value of options to be granted to eligible participants under the Equity Incentive Plan will be charged to our consolidated statements of profit or loss and other comprehensive income over the vesting periods of the options. Fair value of the options shall be determined on the date of granting of the options. Accordingly, our financial results and profitability may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a Cayman Islands company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this offering) the value of the assets held by our strategic investment business, the expected proceeds from this offering as well as projections as to the market price of our Ordinary Shares immediately following the completion of this offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Capital Market detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.07 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this offering.

You may not place undue reliance on information derived from the third-party reports set out in this document.

Certain facts and statistics in this document have been derived from the industry report produced by China Insights Consultancy (“CIC”), various official government and other publications generally believed to be reliable. We believe that the sources of such information are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, we cannot guarantee the quality or reliability of such source materials. Whilst we have taken reasonable care in the production of such information, they have not been independently verified by us or the Underwriters, any of our or their respective directors or any other parties involved in the offering. Therefore, all the aforesaid parties, including but not limited to our Company, make no representation as to the accuracy of such facts and statistics disclosed in this prospectus. Due to the possibly flawed or ineffective data collection methods or discrepancies between published information and market practices, the facts and statistics disclosed in this document may be inaccurate or may not fairly reflect the actual situations or market conditions. Furthermore, we cannot assure that such information is stated or compiled on the same basis or with the same degree of accuracy as may be the case elsewhere. Due to possible flawed collection methods, discrepancies on published information, different market practices or other problems, the statistics, projected industry data and other information relating to the economy and the industry derived from the third party market research reports may be inaccurate or may not be comparable to or consistent with information available from other sources and should not be unduly relied upon. In all cases, prospective investors should give careful consideration as to how much weight or importance they should attach or place on such statistics, projected industry data and other information relating to the economy and the industry.

You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

We wish to emphasize to prospective investors that we do not accept any responsibility for the accuracy or completeness of the information contained in any press articles or other media coverage regarding us or the offering, and such information that was not sourced from or authorized by us. We make no representation to the appropriateness, accuracy, completeness or reliability of any information contained in any press articles or other media coverage about our business or financial projections, share valuation or other information. Accordingly, prospective investors should not rely on any such information and should rely only on information included in this prospectus in making any decision as to whether to invest in our Ordinary Shares.

Risks Relating to our Business and Industry

The demand for our services is easily affected by unpredictable factors, and our results of operations are affected by changes in the global and regional economic conditions and the international trading volumes.

A significant majority of our revenue is generated from air freight export from Hong Kong and the PRC and organizing shipments primarily to Europe, Asia, Southeast Asia and North America. Our results of operations are thus affected by global trade volume and export volume of Hong Kong. We are sensitive to changes in regional and/or global political and economic conditions that impact customer shipping volumes, industry freight demand and demand for cargo space. The transportation industry historically has experienced cyclical fluctuations due to economic recession, level of international trade activities, downturns in business cycles of our customers, interest and currency rate fluctuations, inflation, trade restrictions, economic sanctions, trade disputes, boycotts, outbreak of wars, changes in regulatory regimes and extreme weather conditions, all of which are beyond our control and the nature, timing and degree of which are largely unpredictable. Any decrease in demand for our services due to cyclical downturns could adversely affect our business, financial condition and results of operations.

A decrease in the level of China’s export of goods could have a material adverse effect on our business.

A significant portion of our business originates from the customers in China and therefore depends on the level of imports and exports to and from China. Any adverse economic or social developments in China could lead to a general decline in consumption and a slowdown in international trade, which could have a significant impact on our businesses. In addition, an economic slowdown around the world and the shifting of outsourced manufacturing activities away from China could have a significant impact on our international freight forwarding business.

Furthermore, the level of imports to and exports from China could be adversely affected by the changes in political, economic and social conditions or other relevant policies of the Chinese government. As China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday or other factors, could have a material adverse effect on our business. In recent years, China has experienced an increasing level of economic autonomy. The “Dual Circulation” with the emphasis on “Internal Circulation” strategy became a key priority in the Chinese Government’s Fourteenth Five-Year Plan, signaling that China wants to reduce the role of international trade in its economy and its dependence on overseas markets. The Internal Circulation strategy may have the effect of reducing the imports to China and may, in turn, result in decreased demand for cargo shipping to China. Furthermore, the Chinese government’s economic policies which aimed at increasing domestic consumption of Chinese-made goods may have also the effect of reducing the supply of goods available for export and may, in turn, also result in decreased demand for export cargo shipping.

These factors could have a negative impact on the outbound activities of international freight forwarding from China. If China experiences slower growth or a decline in exports, our business, financial condition and results of operations could be materially and adversely affected.

There can be no assurance that Hong Kong will continue to maintain its position as a significant air cargo hub in Asia.

Our Operating Subsidiaries operate out of Hong Kong. As a significant air cargo hub in Asia, Hong Kong is well-positioned to foster a high demand for cargo space on outbound routes from Hong Kong to other destinations in Asia. There can be no assurance that Hong Kong will continue to maintain such position. For example, Shanghai, China, shares the same cargo catchment area in the Pearl River Delta region, while Singapore shares the same positioning as a regional hub for intra-Asia trade and as a logistics center. In the event that Hong Kong loses its position as a transportation hub in Asia, the demand for freight forwarding services and ancillary logistics services and the overall business activities of the industries and thus our business, financial condition and results of operations, may be adversely affected.

Fluctuations in the price of cargo space could have adverse impact on our results of operations.

Fluctuation in the price of cargo space will affect our total cost of revenue directly and thus the freight forwarding services fee charged to our customers as our pricing for freight forwarding services is determined on a cost-plus approach, which in turn affects our gross profit. Our results of operations are significantly affected by the air and ocean freight charges cost, which accounted for approximately 73.4%, 91.3%, and 90.1% of our total cost of revenue for FY2019, FY2020, and 6M2021 respectively. Our profitability of freight forwarding services is correlated with the fluctuation of freight forwarding services fee charged to our customers. If we cannot pass on the cost of the cargo space in full to our customers, our results of operations may be materially and adversely affected.

We entered into certain block space arrangements and aircraft charter arrangements with the suppliers whereby we are committed to paying for the agreed cargo space irrespective of whether we could fully utilize the allotted space. There have been occasions when we have provided cargo space to customers at a rate lower than the respective freight charges cost and there is no assurance that it will not incur again in the future. Should the prevailing market rates of cargo space at the time when we charge to our customers fall below the freight charges cost, we may not be able to increase the freight forwarding services fee in full to our customers and our results of operations may be materially and adversely affected.

Our profitability is susceptible to the volatility and uncertainties in demand and supply for cargo space.

The freight service fee we charge our customers is based on our assessment of, among other things, the demand and supply for cargo space, prevailing market rate and air cargo space price index. Our profitability could be also negatively impacted if our pricing strategy proves to be inaccurate. If we are incorrect in our assumptions and do not accurately calculate or assess the costs to us to provide our services, we could experience lower margins than anticipated, loss of business, or be unable to offer competitive products and services.

We procure the supply of the cargo space through direct booking, block space arrangements and aircraft charter arrangements, based on our estimation regarding the existing and anticipated customer demand. Pursuant to the block space agreements and aircraft charter agreements, we are committed to paying the agreed cargo space irrespective of whether we could fully utilize the allotted space. If we cannot efficiently utilize the air cargo space allocated to us under the block space agreements and aircraft charter agreement with our airline partners, we may not be able to fully recover the costs of the relevant cargo space, and our results of operations may suffer.

If we cannot fully utilize the cargo space we have sourced, i.e., when the actual customers’ demand for the cargo space is less than the amount of cargo space we sourced, we have to on-sell excess cargo space. We cannot assure that there will not be instances where, for example, due to (a) departure timetable of the aircraft or vessel; (b) popularity of the route; or (c) seasonality factors, we are unable to fully consolidate/co-load all the excess cargo space we purchased from our suppliers. In case we cannot fully utilize the cargo space we obtained from our suppliers, we may have to bear the costs of all the excess cargo space we purchased and our business and results of operations could be adversely affected.

In the event that the actual customers’ demand for the cargo space is higher than the amount of cargo space we have, we have to source the cargo space, by direct booking, from our suppliers, including airlines and other freight forwarders, at the prevailing market rates. Should the freight forwarding services fee we charge to our customers fall below the prevailing market rates of cargo space, we may not be able to increase the services fee in full to our customers and our results of operations may be materially and adversely affected. Furthermore, since cargo space offered by our suppliers through direct booking is subject to the availability of their aircrafts or vessels and normally on a first-come-first-served basis, without the guaranteed supply of cargo space by existing agreement, there is no assurance that we will be able to source sufficient cargo space to meet our customers’ demand within the expected time frame and at favorable price, in particular during peak seasons. If we cannot obtain sufficient cargo space from our suppliers to meet our customers’ demand, our reputation within the network of industry players and our results of operations could be adversely affected.

Our revenue is subject to seasonal fluctuations, our results for different periods in any given financial year may not be relied upon as indicators of our performance

Our peak season is generally from October to December which is driven by festive events and discount promotions such as Thanksgiving, Christmas and New Year’s Eve. Moreover, we recorded relatively lower volume of shipment and thus relatively lower revenue during Lunar New Year (normally in January or February) owing to fewer business activities of manufacturers and shippers in the PRC in Lunar New Year, resulting in a decrease in the demand of freight forwarding services. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performance. It is widely understood in the industry that these seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces. Since many of these forces are unforeseen there is no way for us to provide assurances that these seasonal trends will continue.

We generally do not enter into any long-term contracts with our customers and we may not be able to maintain a stable source of revenue generated from the freight forwarding business

We generally do not enter into long-term contracts our customers, who make bookings with us for cargo space on an as-needed basis. As a result, we cannot guarantee that our current customers will continue to utilize our services or that they will continue at the same levels. Our revenue is therefore susceptible to fluctuations in the demand for cargo space from our customers and the cancellations of existing customer contracts.

We rely on our customers to make continuous purchases of cargo space from us to maintain a stable source of revenue. The customer’s demand could be affected by unpredictable factors, such as regional and global political and economic conditions. Furthermore, as we are not the exclusive freight forwarder of our customers, we cannot be certain that sales to our existing customers, including our major customers, will continue. Our existing customers are not obliged to engage us for the provision of freight forwarding services for the shipments in the future. There is no assurance that our existing customers will not engage other freight forwarders whom they perceive to offer lower prices than ours. There is no certainty that we will continue to generate a stable revenue from our customers, any significant reduction of bookings from our customers could materially affect our business, financial condition and results of operations.

We are dependent on our customers’ business performance, especially our freight forwarder customer, and their continuing demand for international freight forwarding services

Our revenue generated from our provision of freight forwarding services to other freight forwarders accounted for approximately 95.6%, 98.5% and 99.0% of our total revenue in FY2019, FY2020 and 6M2021. We are therefore dependent on other freight forwarders’ business performance and developments in their markets and industries. Any material adverse change to the social and economic condition in Hong Kong may affect their business and financial performance, which may in turn affect our business and financial condition.

If the financial and business performance of other freight forwarders deteriorate, it will likely cause a corresponding decrease in demand for our freight forwarding services. Adverse changes in their demand, and if we cannot absorb their direct shipper customers, it could materially and adversely affect our business, financial condition and results of operations.

We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, the loss of one or more of which could have a material adverse effect on our business.

Our top 5 customers collectively accounted for approximately 34.7%, 61.0%, and 61.5% of our revenue for FY2019, FY2020 and 6M2021. Furthermore, we generated a significant portion of our revenues from a single largest customer, for FY2020 and 6M2021, respectively, which accounted for 34.4% and 39.6% of our total revenues respectively.

Loss of business from major customers could reduce our revenues and significantly harm our business, based on a number of factors other than our performance, such as: industry trends related to e-commerce that may apply downward pricing pressures on the rates our customers can charge; the seasonality associated with the fourth quarter holiday season; business combinations and the overall growth of a customer’s underlying business; and any disruptions to our customers’ businesses. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected. These customers could choose to divert all or a portion of their business with us to one of our competitors, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or develop their own shipping and distribution capabilities.

We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net revenue and may continue to experience fluctuations in the distribution of the revenue among our largest customers. The volume of sale from specific customers is likely to vary from year to year, especially since we do not have long-term commitments from any of our customers to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year.

The freight forwarding and logistics industries in which we operate are susceptible to risk of changes in shipping policies which could have direct adverse impact on our business, results of operations and profits.

Frequent accidents concerning certain types of cargo on aircrafts and vessels have called for tightened safety measures on aircrafts and vessels. In the event that changes in shipping policies of certain airlines, for instance, prohibiting consignments containing lithium batteries from loading on to passenger aircrafts, have been adopted, business activities of our customers could be directly affected. Our customers may either be forced to ship their consignments through airlines that offer cargo aircrafts or divert their domestic and inter-continental deliveries to other alternatives such as rail and road transportation. Tightened safety measures may also imply an overall burden on cargo space suppliers to raise shipping costs in order to maintain their profit margin. In the event that we are unable to source suitable alternative cargo space for our customers, or we fail to pass on our increased costs to our customers, our business, results of operations and profitability could be adversely affected.

We face risks associated with the items we deliver and the contents of shipments and inventories handled through our service network as we may fail to identify shipments which carry goods of dangerous or illicit nature.

We handle a large volume of shipments across our service network. In accordance with the air cargo security regime in Hong Kong and related statutory requirements of Hong Kong Civil Aviation Department (CAD), 100% of cargoes arranged by us are required to be screened by the screening equipment (such as x-ray) certified by aviation security authorities, such as the European Civil Aviation Conference (ECAC) of the European Commission, Transportation Security Administration (TSA) of the USA, Department for Transport (DofT) of the UK and Civil Aviation Administration of China (CAAC) (“Screening Equipment”). We are required shall ensure all dangerous goods are properly classified, packed, marked, labelled and documented before they are offered for air transportation. However, there is no assurance that our Screening Equipment or hand search/physical check by our screeners at piece level can successfully prevent the shipment of any illegal goods or dangerous goods.

Should we fail to identify shipments which carry goods of illicit or dangerous nature, these goods may end up being impounded by customs, where we may be subject to investigations and administrative or even criminal penalties, or if any personal injury or property damage is concurrently caused, we may be further liable for civil compensation. In such event, our reputation, business and results of operations may be materially and adversely affected. Furthermore, we face challenges with respect to the protection and control of these items when handling the shipments and inventories across our service network. Shipments and inventories in our service network may be stolen, damaged or lost for various reasons, and we, together with our service providers, may be perceived or found to be liable for such incidents.

Any lack of requisite licenses, certificate, permits applicable to the business operation may have a material and adverse impact on our business, financial condition and results of operations.

We have obtained various registrations, certificates, permits, and licenses in connection with our business and operations, including the certificate as an International Air Transport Association (IATA) member for easier access to space procurement for air cargo routes, license for the operation of our off-airport x-ray screening operation in our warehouses to satisfy the CAD 100% screening requirement (including Irradiating Apparatus License, Regulated Air Cargo Screening Facility License, and Regulated Agent License from Civil Aviation Department and Radiation Board of the Hong Kong Government), and the registration as a Food Import or Distributor and Textile Traders. For the details regarding the relevant licenses and permits, please see section “Business – Licenses and Regulatory Approvals” in this document.

Most licenses and registrations are subject to renewal. In the event that we fail to renew or obtain our relevant licenses and registrations, even if we may be able to subcontract relevant services, there is no assurance that we can locate suitable subcontractors in a timely manner or on reasonable commercial terms, and the subcontractor will at all times perform in a satisfactory level. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. Therefore, our business, reputation, prospects, results of operations and financial condition may be materially and adversely affected.

We are dependent on our suppliers, and any disruption, non-performance and delayed performance of these suppliers may adversely affect our operations and substantially impact our financial results.

Our suppliers include airlines, freight forwarders and shipping liners for cargo space, and other suppliers for logistics-related services such as palletization services, warehousing services, local and overseas transportation services, and x-ray screening services.

For FY2019, FY2020 and 6M2021, top 5 suppliers accounted for approximately 53.9%, 47.8% and 52.1% of the total cost of revenue, respectively. A loss of either of these suppliers could have a negative effect on the operations of the Company.

Disruptions in the business activities of our suppliers may have negative impacts on our business. There are operational risks inherent to the business activities of our suppliers, such as labor strikes, suspension or cancellation of flight lines due to technical failures, severe outbreaks of contagious diseases or epidemics (such as the COVID-19 pandemic), or financial difficulties which our suppliers may face. We may also encounter the risks associated with non-performance, unsatisfactory, or delayed performance by our suppliers. There is no assurance that the carriers, our business partners and other service providers will at all times perform at a satisfactory level.

Our suppliers may fail to deliver cargoes on time or cargoes may be damaged during transportation. We cannot assure that the service provided by our suppliers will always meet our customers’ delivery requirement. In case there is any error or delay due to various reasons, including but not limited to weather condition, air traffic control, trade embargo and human negligence, the cargoes may not be delivered to the assigned destination within the expected schedule and condition. Freight carriers may also mistakenly deliver the cargo to other destinations. If the carriers, our freight forwarder business partners and other service providers are unable to meet our customers’ standards and requirements and we are unable to find suitable alternatives promptly, our reputation within the industry and therefore our business, sales performance and results of operations could be adversely affected.

In the event of occurrence of the above, we may have to source cargo space from other suppliers for our customers within a tight time constraint. If our suppliers are unable to meet our customers’ delivery requirement, or if we are unable to find suitable alternatives promptly in the event of disruptions in the business activities of our suppliers, our reputation and therefore our business, sales performance and results of operations could be adversely affected. If we are not able to maintain or expand our relationships with our major suppliers, our ability to deliver our products and services in a timely manner may be impaired and we could be required to incur additional expenses to secure alternative suppliers. The disruption in our supply or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products and services.

Our business is dependent on our major operational facility. We do not own any real properties and we lease a number of properties for our business operations. Therefore, we are exposed to risks in relation to unpredictable and increasing rental costs and relocation costs.

We do not own any real properties and manage and operate an asset-light model for our freight forwarding services through our headquarter offices in Kwai Chung, New Territories, Hong Kong (the “Kwai Chung Offices”) and warehouse in Tsing Yi Island, Hong Kong (the “Tsing Yi Warehouse”). As at the date of the prospectus, we carry out warehousing and freight-related services in our Tsing Yi Warehouse (approximately 1090 square meters). The existing tenancy of our Tsing Yi Warehouse has a monthly rental of HK$220,000.00 and would expire in February 20, 2023. In relation to our Kwai Chung Offices, respectively:

a) office located at Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, has a monthly rental of HK$50,000.00, and would expire on April 30, 2024, and; b) additional office space at Workshop Unit 4A, 11/F, Join-in Hang Sing Centre, 71-75 Container Port Road, Kwai Chung, New Territories, Hong Kong, has a monthly rental of HK$ 29,000.00, and would expire on April 30, 2023.

In the event of disruption in our major operational facility, such as disruption in the supply of utilities like water or electricity in Tsing Yi Warehouse or denial of access to such premise due to the COVID-19 lockdown measures by the Hong Kong government, it may lead to our Operating Subsidiaries incurring additional costs, such as costs for leasing alternative warehouses and restoring access to our premises. If as a result of such disruption the Operating Subsidiaries fail to meet the service requirements of our customers, our relationship with our customers may be negatively affected.

Furthermore, in the event that our rental expenses for our Tsing Yi Warehouse increase, our operating expenses will increase and affect our operating cash flows, and in turn materially and adversely affect our business, results of operations and prospects. There is also no assurance that such tenancy agreement will not be terminated before its expiration. In the event that the tenancy agreement is terminated or not renewed, our business and operation may be interrupted and adversely affected as we will relocate our warehouse or offices to other sites. Such relocation will incur relocation costs, which may be substantial and in turn adversely affect our financial condition. Further, we cannot assure you that we will be able to relocate such operations to suitable alternative premises in a timely manner or at all, and any such relocation may result in disruption to our business operations. In the event that we fail to relocate our operations, our financial position, results of operations and reputation would be adversely affected.

Our profitability may be materially adversely impacted if our investments in equipment, logistic center/warehouses, and IT infrastructure do not match customer demand for these resources or if there is a decline in the availability of funding sources for these investments.

Although we are an asset-light company, our freight forwarding operations may require certain investments and commitment of capital in equipment, warehouse maintenance and expansion, warehousing systems such as shelving, racking, and IT system. The amount and timing of our capital investments depend on various factors, including anticipated freight volume levels and the price and availability of appropriate property for service centers.

These capital expenditures are associated with certain inherent risks. We may not have the resources to fund such investment. Even if we have sufficient funding, assets that best suit our needs may not be available at reasonable prices or at all. In addition, we are likely to incur capital expenditures earlier than all of the anticipated benefits, and the return on these investments may be lower, or may be realized more slowly, than we expected. In addition, the carrying value of the related assets may be subject to impairment, which may adversely affect our financial conditions and operating results. Furthermore, our continued investment in freight service centers, warehouses and other infrastructure may put us at a competitive disadvantage against competitors who spend less on these assets but focus more on improving other aspects of their business that are less capital heavy.

Our net cash outflow from operating activities may affect our liquidity

We cannot assure you that we will not experience net cash outflow from operating activities in the future. Our liquidity in the future will, to an extent, depend on our ability to maintain adequate cash inflows from operating activities primarily generated from our trade receivables for the provision of air freight forwarding, distribution and logistics and ocean freight forwarding services. In the event of any significant deterioration in the quality of our trade receivable portfolio, our liquidity and cash flows from operating activities could be materially and adversely affected.

We may not be able to maintain our historical growth rates or gross profit margins, and our operating results may fluctuate significantly. If our results fall below market expectations, the trading price of our Ordinary Shares may be affected.

We have experienced significant growth in our revenue and gross profit in the past three years. We cannot assure you that we will be able to maintain our revenue growth or gross profit margins at historical levels, or at all. Moreover, our operating results may fluctuate significantly as a result of numerous factors, many of which are outside of our control. These factors include, among others:

●	our ability to maintain and further promote our Operating Subsidiaries as a premium brand for high-quality freight forwarder in Hong Kong;

●	our ability to attract new customers, retain existing customers and expand our community;

●	our ability to maintain our existing customers and attract new international customers;

●	the success of our marketing and brand building efforts;

●	the timing and market acceptance of new services by us or our competitors;

●	our ability to develop service enhancements at a reasonable cost and in a timely manner;

●	fluctuations in demand for our services as a result of changes in pricing policies by us or our competitors;

●	our ability to keep our business operations without interruptions during the COVID pandemic.

●	continued acceptance of the internet as a medium for commerce;

●	the amount and timing of capital and other expenditures relating to the maintenance and expansion of our businesses, operations and infrastructure;

●	seasonal fluctuations in the sales of our service packages; and

●	general economic conditions in China and elsewhere in the world as well as those economic conditions specific to China’s export industries.

We may suffer losses from credit exposures and counterparty risks.

We are subject to the credit risks of our customers and our liquidity is dependent on the prompt payment of our customers. We generally grant our customers a credit period of 45 days from the invoice date. As of December 31, 2019 and 2020, and June 30, 2021, the account payable turnover days were approximately 48 days, 38 days and 39 days, respectively, which were shorter than the account receivables turnover days of approximately 78 days, 46 days and 41 days of the corresponding period.

Accordingly, there are often time lags between receiving payments from our customers and making payments to our suppliers, and we are exposed to a potential risk of mismatch in our cashflow. There is no assurance that we will not experience any significant cash flow mismatch in the future. Further, there can be no assurance that our cash flow management measures will function properly or at all. If we fail to manage our cashflow properly and maintain sufficient working capital, we may suffer losses from credit exposures which may materially and adversely affect our financial position, results of operations and cash flow.

Our business is also subject to risks that customers or counterparties may delay or fail to perform their contractual obligations. There is no assurance that we will not experience any material difficulty in debt collections or potential default by customers in the future. While our finance department monitors material overdue payments closely, there is no assurance that we will be able to collect overdue payments. Any material non-payment or non-performance by customers or counterparties could adversely affect our financial position, results of operations and cash flows.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

The nature of our business exposes us to the potential for various types of claims and litigation. We may be subject to claims and litigation related to labor and employment, contractual claims, negligence claims, personal injury, vehicular accidents, cargo and other property damage, business practices, environmental liability and other matters, including with respect to claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we will acquire also increase our exposure to litigation. Material increases in liability claims or workers’ compensation claims, or the unfavorable resolution of claims, or our failure to recover, in full or in part, under indemnity provisions could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability. Please refer to section headed “Business – Legal Proceedings” for more details.

Any negative publicity with respect to the Company, the Operating Subsidiaries, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective customers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrongdoing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. Moreover, any negative media publicity about the freight forwarding industry in general or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We may not be able to obtain finance from time to time to fund our operations and maintain growth

In order to fund our operations and maintain our growth or expand our business beyond the scale permitted by the net proceeds from this offering, we may need to obtain future funding including equity financing or banking facilities from our banks from time to time. However, we may face the limitation of not having sufficient amount of security or pledge to secure additional debt financing. Further, there may be occasions where we are unable to obtain financing at commercial terms favorable or acceptable to us or at all. If these circumstances arise, our business, results of operations, and growth could be compromised.

Uncertainties relating to the growth and profitability of the e-commerce industry could adversely affect our revenues and business prospect.

As part of our growth strategy, we plan to expand our services to customers focusing on cross-border e-commerce or its related logistics services. The long-term viability and prospects of various e-commerce business models remain relatively untested. The future results of operations of the e-commerce platforms will depend on numerous factors affecting the development of the e-commerce industry, which may be beyond our control, such as (i) the trust and confidence level of e-commerce consumers, as well as changes in customer demographics and consumer tastes and preferences; (ii) the selection, price and popularity of products as well as promotions that the e-commerce platforms offer online; (iii) whether alternative retail channels or business models that better address the needs of consumers; and (iv) the development of fulfillment, payment and other ancillary services associated with online purchases. A decline in the popularity of e-commerce may adversely affect the business prospects of our customers, such as cross-border e-commerce platforms, freight forwarders focusing on e-commerce logistics services, and thus ultimately our revenue and business prospects may be adversely affected.

Our growth prospects may be limited if we do not successfully implement our future plans and growth strategy.

We devise our future plans as set out in the sections headed “Business — Growth Strategies” and “Use of Proceeds” based on circumstances currently prevailing and bases and assumptions that certain circumstances will or will not occur, as well as the risks and uncertainties inherent in various stages of implementation.

Our growth is based on assumptions of future events which include (a) the continuous growing prevalence of e-commerce; (b) our ability to develop our industry network with airlines and other freight forwarders for and co-loading activities; (c) the effectiveness of our management effort in overseeing our expansion; (d) continuous growth of the U.S. freight forwarding market; and (e) our ability of retaining key staff in the management and the operational departments. Furthermore, our future business plans may be hindered by other factors that are beyond our control, such as competition within the freight forwarding and logistics industries and market conditions. Therefore, there is no assurance that any of our future business plans will materialize, or result in the conclusion or execution of any agreement within the planned timeframe, or that our objectives will be fully or partially accomplished.

Our prospects must be considered in light of the risks and challenges which we may encounter in various stages of development of our business. If the assumptions which underpin our future plans prove to be incorrect, our future plans may not be effective in enhancing our growth, in which case our business, financial condition and results of operations may be adversely affected.

We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

We may intend to pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks, including those relating to:

●	identification of appropriate acquisition candidates;

●	negotiation of acquisitions on favorable terms and valuations;

●	integration of acquired businesses and personnel;

●	integration of information technology systems;

●	implementation of proper business and accounting controls;

●	ability to obtain financing, at favorable terms or at all;

●	diversion of management attention;

●	retention of employees and customers;

●	non-employee driver attrition;

●	unexpected liabilities;

●	detrimental issues not discovered during due diligence.

Acquisitions also may affect our short-term cash flow and net income as we expend funds, potentially increase indebtedness and incur additional expenses. If we are not able to identify or acquire companies consistent with our growth strategy, or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, our operating results may actually decline and acquired goodwill and intangibles may become impaired.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial condition.

We believe that our performance and success is, to a certain extent, attributable to the extensive industry knowledge and experience of our key executives and personnel. Our continued success is dependent, to a large extent, on the ability to attract and retain the services of the key management team. However, competition for key personnel in our industry is intense. We may not be able to retain the services of our Directors or other key personnel, or attract and retain high-quality personnel in the future. If any of our key personnel departs from us, and we are not able to recruit a suitable replacement with comparable experience to join us on a timely basis, our business, operations and financial condition may be materially and adversely affected.

Increasing labor cost and labor shortage in our industry may affect our business, financial conditions and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties.

Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We and our network partners compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive salaries and benefits compared to them.

According to the CIC Report, labor shortage is one of the major threats to the freight forwarding and related logistic industry. Freight forwarders need professional talents to establish an efficient and reliable operating system to consolidate cargos for air freight forwarding services. Because the freight forwarding and logistics industry is a labor-intensive industry, we cannot assure that we will not experience any labor shortage for our services or that our labor costs will not continue to increase in the future. According to CIC, the number of labors working in Hong Kong’s transportation, storage, postal and courier services industries decreased from 223,600 in 2016 to 212,100 in 2020, representing a negative Compound Annual Growth Rate (CAGR) of 1.3%. Under such condition, market participants in the freight forwarding industry of Hong Kong have suffered from shortage of labor and are confronted with an increase in labor costs, which tends to constrain the sustainable development of the freight forwarding industry.

Due to the decrease of number of employees in the freight forwarding industry, the average cost of labor force in Hong Kong demonstrated an upward trend between 2016 and 2020. According to the CIC Report, the average annual salary of labor force in freight forwarding industry in Hong Kong rose from approximately HK$316,400 in 2016 to approximately HK$380,300 in 2020, representing a CAGR of 4.7%. Pursuant to the introduction of the minimum wage legislation in Hong Kong, the current statutory minimum hourly wage is HK$37.5. There is no assurance that the minimum wage will not be increased in future. For FY2019, FY2020, and 6M2021, our aggregate employee benefits expenses and labor cost amounted to approximately USD 1.5 million, USD 2.9 million, and USD 0.8 million respectively, representing approximately 65.6%, 72.0%, and 52.6% of our total operating expenses for the corresponding periods. If we fail to retain our existing labor and/or recruit sufficient staff at the expected rate in a timely manner, we may not be able to shift the extra costs to our customers. As such, the increasing labor costs and labor shortage may adversely affect our business, financial conditions and results of operations.

The freight forwarding industry in which we operate are highly fragmented and competitive and there can be no assurance that we can compete successfully in the future and adequately address the downward pricing pressure.

According to the CIC Report, the freight forwarding and logistics industry in which we operate is highly competitive, fragmented and historically have few barriers to entry. We compete with a large number of other asset-light freight forwarders, asset-based carriers, and integrated logistics companies. Our competition ranges from small operators that compete within a limited geographic area to companies with substantially greater financial and other resources, including greater freight capacity. In addition, our suppliers, such as major airlines and shipping liners have also set up subsidiaries to offer freight forwarding services and logistics services; our customers can bring in-house some of the services we provide to them.

Keen competition from other freight forwarders within the market may adversely affect our customer base and market share. Many of our competitors periodically reduce their rates to unusually low levels in order to gain business, especially during times of economic decline. Although such predatory pricing strategy is unsustainable in the long-term, it may adversely affect our business in the short-term. Furthermore, the freight forwarding industry continues to consolidate. As a result of consolidation, our competitors may increase their market share and improve their financial capacity and may strengthen their competitive positions. Business combinations could also result in competitors providing a wider variety of services at competitive prices, which could adversely affect our financial performance. We may lose key members of our management team and experienced employees (in particular those from our sales force who have established relationships with our key customers) to our competitors.

As a result, we may not be able to compete effectively with our existing or potential competitors. The competitive pressures may cause a decrease in our volume of freight and compel us to adopt a more competitive pricing strategy by lowering our profit margin in order to maintain our customer base and market share. There can be no assurance that we can compete successfully over other industry players for customers in the future. If we are unable to maintain our customer base, our business, financial condition and results of operations could be adversely affected.

There may be disintermediation in the freight forwarding and logistics industry in the future

In light of the trend of digitization, huge amount of product information is available on the internet and as a result of information transparency and other innovative technologies (such as online marketplaces, electronic payments, algorithmic order-matching), manufacturers and retailers are working on reducing the number of intermediaries in the supply chain by shipping directly to end customers in order to reduce costs in the process. The trend of eliminating intermediaries creates disintermediation in our industry. Any significant decrease in demand for our freight forwarding and related logistics services due to disintermediation in our industry could adversely affect our business, financial condition and results of operations.

If our merchant and non-freight forwarders customers are able to reduce their logistics and supply chain costs or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

A major driver for merchants’ customers to use third-party logistics and supply chain service providers is the high cost and degree of difficulty associated with developing in-house logistics and supply chain expertise and operational efficiencies. If, however, our customers are able to develop their own logistics and supply chain solutions, increase utilization of their in-house supply chain, reduce their logistics spending, or otherwise choose to terminate our services, our logistics and supply chain management business and operating results may be materially and adversely affected.

Volatility in fuel prices, shortages of fuel or the ineffectiveness of our fuel surcharge program can have a material adverse effect on our results of operations and profitability.

We are subject to risks associated with the availability and price of fuel. Fuel prices have fluctuated dramatically over recent years. Future fluctuations in the availability and price of fuel could adversely affect our results of operations. Fuel availability and prices can be impacted by factors beyond our control, such as natural or man-made disasters, adverse weather conditions, political events, economic sanctions imposed against oil-producing countries or specific industry participants, disruption or failure of technology or information systems, price and supply decisions by oil producing countries and cartels, terrorist activities, armed conflict, tariffs, sanctions, other changes to trade agreements and world supply and demand imbalance. Over time we have been able to mitigate the impact of the fluctuations through our fuel surcharge programs. Our fuel surcharge revenue is the result of our fuel surcharge rates and the tonnage transiting our networks. There can be no assurance that our fuel surcharge revenue programs will be effective in the future as the fuel surcharge may not capture the entire amount of the increase in fuel prices. Additionally, decreases in fuel prices reduce the cost of transportation services and accordingly, could reduce our revenues and may reduce margins for certain lines of business. In addition to changing fuel prices, fluctuations in volumes and related load factors may subject us to volatility in our fuel surcharge revenue. Fuel shortages, changes in fuel prices and the potential volatility in fuel surcharge revenue may adversely impact our results of operations and overall profitability.

Natural disasters, acts of God, wars, epidemics and other events may adversely affect our business operations, financial condition and results of operations

Natural disasters, acts of God, wars, terrorist attacks, epidemics, material interruptions in service or stoppages in transportation and other events which are beyond our control may adversely affect local economies, infrastructures, airports, port facilities and international trade. They may also cause casualty to our employees, closure of ports or airports and disruptions to cargo flows, any of which could materially and adversely affect our results of operations and financial position. Harsh weather could also reduce our ability to transport freight, which could result in decreased revenues.

Any of such occurrences of natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1), H7N9 or another epidemic could cause severe disruption to our daily operations, and may even require a temporary closure. Such closures may disrupt our business operations and adversely affect our results of operations. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, the temporary lack of an adequate work force, and the temporary disruption in the transport of goods to or from overseas which could prevent, delay or reduce freight volumes and could have an adverse impact on consumer spending and confidence levels, all of which could adversely affect our results of operations.

The ongoing coronavirus pandemic, and measures taken in response thereto, has and could continue to cause supply chain disruptions and could have a material adverse effect on our business, results of operations and financial condition.

The COVID-19 pandemic has adversely impacted economic activity and conditions worldwide and created significant volatility and disruption to financial markets. Given that the spread of COVID-19 is a global concern and a number of governments globally have issued entry restrictions for foreign travelers, in the event that the COVID-19 pandemic continues to broaden and intensify, travel bans on flights may lead to a material reduction of supply of cargo space by passenger aircrafts, and thus a significant reduction of cargo spaces supply. Our cost of sales may be increased significantly and we may not be able to pass on the cost of the cargo space in full to our customers.

Furthermore, since some of our shipments originated from the PRC and Hong Kong, any suspension of business or temporary closure of production facilities and manufacturing activities of our customers or shippers due to the stringent government COVID-control measures may reduce the shipment volume. Any transportation restrictions and boundary control may also lead to the disruption of our supply chain. In the event that there is border control in respect of shipments or shutdown of the airports/ports imposed by local government or governments of foreign countries, our operation will be materially disrupted. The above adverse impacts, especially if they materialize and persist for a substantial period, may significantly and adversely affect our business operation and financial performance.

In response to the recent surge in COVID-19 cases, the Hong Kong government may impose stringent social distancing and lockdown measures (such as closing physical workplace premises and suspending all business, social and other activities). If the communal spread of COVID-19 in Hong Kong continues to be severe, our Operating Subsidiaries may be required to suspend our operations and our business and operations may be disrupted as our services involve cargo handling and delivery, which could not be conducted merely through telecommuting from home. Furthermore, if any of our staff is issued with quarantine orders, stay-home notices or has contracted with any severe communicable diseases, we may be required to quarantine some or all of our employees or temporarily close down our offices for disinfecting our workplace and facilities used for our operations. We may be required to take extra hygiene precautions for our operations, which may result in higher administrative costs. In such events, our business and operations may be materially and adversely affected or disrupted if a significant number of our staff are unable to report to work for a prolonged period of time.

The situation surrounding COVID-19 remains fluid and may be further impacted by the government policies and the continued availability and success of the vaccine. The extent to which the COVID-19 pandemic impacts our business, results of operations and financial condition will depend on future developments of the pandemic, which are highly uncertain and cannot be predicted, including, but not limited to the effects of the outbreak on our customers and suppliers and the actions adopted by local governments, and to what extent normal economic and operating conditions can resume in the future.

We periodically evaluate factors including, but not limited to, macroeconomic conditions, changes in our industry and the markets in which we operate and our market capitalization, as well as our expected future financial performance for purposes of evaluating asset impairments, including goodwill. We cannot foresee whether the COVID-19 pandemic will be effectively contained, nor can we predict the severity and duration of its impact. If the COVID-19 pandemic is ineffectively controlled, our business operations and financial condition may be materially and adversely affected due to disruptions in the business activities of both our customers and suppliers, deteriorating market outlook and sentiments, slowdown in regional and global economic growth or other factors that we cannot foresee.

If we fail to maintain our information technology systems, or if we fail to successfully implement new technology or enhancements, we may be at a competitive disadvantage and experience a decrease in revenues.

Our freight forwarding services are heavily dependent on our ability to communicate and manage the information related to the operation of freight forwarding business effectively. We rely on our current freight operations and accounting system to maintain our electronic system and database. Our system allows our staff to record and review the details of customers’ cargo space bookings, flight and shipping schedule and other related information of shipment. Moreover, we also rely on our warehousing management system for our provision of ancillary logistics services to manage our operation of our warehouse, including export shipment, invoicing and costing, reporting and transportation.

While we take measures to ensure the security of our IT systems, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, hacking and break-ins, cyber-attacks and similar events. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, disable our ability to handle the bookings of customers efficiently or at all, and adversely impact our customer service, volumes, and revenues and result in increased cost. In addition, we may be required to incur significant costs to protect against damage caused by the possible disruptions or security breaches in the future.

As we rely on our information technology systems to efficiently run our business, they are also the key components of our growth strategy and competitive advantage. As set out in the section headed “Business – Growth Strategy – Enhancing our information technology system” in this document, we plan to enhance our information technology system in relation to freight forwarding services to improve our efficiency and facilitate the forecast in customers’ demand and planning of sourcing cargo space. We expect our customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our information technology systems in response to these trends, which may lead to significant ongoing software development costs. We may be unable to accurately determine the needs of our customers and the trends in the freight forwarding services industry or to design and implement the appropriate features and functionality of our information technology systems in a timely and cost-effective manner, which could put us at a competitive disadvantage and result in a decline in our efficiency, decreased demand for our services and a corresponding decrease in our revenues. In addition, we could incur software development costs for technology that is ultimately not deployed and thus, would require us to write-off these costs, which would negatively impact our financial results. Furthermore, as technology improves, our customers may be able to find alternatives to our services for matching shipments with available freight hauling capacity.

Our business is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.

Our operations depend on effective and secure information technology systems. Threats to information technology systems, including as a result of cyber-attacks and cyber incidents, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data and the unauthorized release, corruption or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems, or other electronic security, including with our property and equipment.

These cybersecurity risks could:

●	Disrupt our operations and damage our information technology systems,

●	Subject us to various penalties and fees by third parties,

●	Negatively impact our ability to compete,

●	Enable the theft or misappropriation of funds,

●	Cause the loss, corruption or misappropriation of proprietary or confidential information, expose us to litigation and

●	Result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to or mitigate cybersecurity events.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer or vendor data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships and our reputation.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures and systems, it is possible that our business, financial and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our systems, information or other property. Additionally, customers or third parties upon whom we rely face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber-incident or attack could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure that the insurance policies we have taken out are always able to cover all losses we sustain during the course of our business operations.

We maintain Freight Forwarder Liability (the “FFL”) insurance policies against cargo transportation losses and freight forwarder errors and omissions. We also maintain insurance coverage of employee’s compensation, medical, and social securities and public liability insurance. Because of these significant self-insured exposures, insurance and claims expense may fluctuate significantly from period-to-period. Additionally, our ability to obtain and maintain adequate insurance and the cost of such insurance may be affected by significant claims and conditions in the insurance market over which we have no control.

We cannot assure that the insurance policies we have taken out are always able to cover all losses we sustain during the course of our business operations as it is not always possible to accurately predict and quantify how much loss we will suffer from potential claims. We may fail to establish sufficient insurance reserves and adequately estimate for future insurance claims. In the case of an uninsured loss or a loss in excess of insured limit, we may be required to pay for losses, damages and liabilities out of our own funds. The occurrence of an event that is not fully covered by insurance, the loss of insurance coverage or a material increase in the cost of insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fluctuations in exchange rates could result in foreign currency exchange losses, which may adversely affect our financial condition, results of operations and cash flows.

We are exposed to certain foreign exchange risks in respect of depreciation or appreciation amongst the currencies other than our functional currency. The value of Hong Kong dollar against Renminbi and other currencies may fluctuate and is affected by, among other things, the policies of the PRC government and changes in the PRC’s and international political and economic conditions. Since a significant portion of customers are from the PRC, any future exchange rate volatility relating to Renminbi may lead to uncertainties in the value of our net assets and earnings.

It is difficult to predict how market forces or Hong Kong, the PRC, the U.S. or other government policies may impact the exchange rate among Hong Kong dollar, Renminbi, U.S. dollar and other currencies in the future. To the extent that we need to convert U.S. dollars we receive from this offering into Hong Kong dollar for our operations, appreciation of the Hong Kong dollar against the U.S. dollar would have an adverse effect on the Hong Kong dollar amount we would receive. Moreover, fluctuation in the exchange rate will affect the relative value of earnings from and the value of any foreign currency-denominated investments our Group make in the future. Shall we face significant volatility in these foreign exchange rates and we cannot procure any specific foreign exchange control measures to mitigate such risks, our results of operations and financial performance shall be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the US dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Our business is subject to various laws and regulations around the world; failure to comply with these provisions, as well as any adverse changes in applicable laws and regulations, may restrict or prevent us from doing business in certain countries or jurisdictions, require us to incur additional costs in operating our business or otherwise materially adversely affect our business.

The supply chain management services we provide are regulated by various governmental authorities around the world. A failure to comply with applicable laws and regulations and maintain appropriate authorizations could result in substantial fines, operational restrictions or possible revocations of authority to conduct operations, which could have a material adverse impact on our business, results of operations and financial condition. Future regulations or changes in existing regulations, or in the interpretation or enforcement of regulations, could require us or our customers to incur additional capital or operating expenses or modify business operations to achieve or maintain compliance. For example, the global responses to terrorist threats have resulted in a proliferation of cargo security regulations which have created a marked difference in the security arrangements required to move shipments around the globe, and we expect regulations to become more stringent in the future.

In addition, due to the cross-border nature of our activities and the large number of countries in which we operate, we must continually monitor our compliance with anti-corruption laws (such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act), trade control and sanctions laws and regulations (including those promulgated and enforced by the Office of Foreign Assets Controls and by other national and supranational institutions), and antitrust and competition laws. Recent years have seen a substantial increase in global enforcement of these laws, with more frequent voluntary self-disclosures by companies, industry-wide investigations and criminal and civil enforcement proceedings by U.S. and other government agencies resulting in substantial fines and penalties. We may be subject to criminal and civil penalties and other remedial measures as a result of any violation of such laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition. While we have in place policies and procedures relating to compliance with these laws, there can be no assurance that our internal policies or procedures will work effectively to ensure that we comply with such laws and regulations all of the time or to protect us against liability under such laws and regulations for actions taken by our employees or by our third-party service providers (or their subcontractors) with respect to our business, which may be outside our direct control or knowledge.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of Ordinary Share in this offering will be approximately US$[   ], after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, based on the assumed initial public offering price of US$[   ] per Ordinary Share. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately US$[   ], after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholder.

The primary purposes of this offering are to create a public market for our Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital for business development. We plan to use the net proceeds we will receive from this offering as follows:

●	Approximately 35% for further expansion of our integrated logistics and supply chain service network and potential acquisition of local warehouses and service centers in the United States:

●	Approximately 15% for enhancing and upgrading our technology infrastructure:

●	Approximately 10% on setting up regional offices and developing sales network in the United States:

●	Approximately 10% for the hiring of additional workforce;

●	The balance for general working capital and corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not imminently used for the above purposes, we intend to invest in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Except as disclosed below, we have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2021 on (i) an actual basis, and (ii) a pro forma as adjusted basis giving effect to the sale of [   ] Ordinary Shares in this offering at an assumed initial public offering price of US$[   ] per share and to reflect the application of the proceeds after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

As of June 30, 2021
	Actual (Unaudited )	Pro forma(1)
$

Total capitalization	$

(1)	Gives effect to the sale of [ ] Ordinary Shares in this offering at an assumed initial public offering price of US$[ ] per share and reflects the application of the proceeds after deducting the underwriting discounts, non-accountable expense allowance and our estimated offering expenses.

Each US$[   ] increase (decrease) in the assumed initial public offering price of US$[   ] per Ordinary Share would increase (decrease) the pro forma as adjusted amount of total capitalization by US$[   ] million, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of one million in the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by US$[   ] million, assuming no change in the assumed initial public offering price per Ordinary Share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Ordinary Share in this offering and the net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share. As of June 30, 2021, we had a historical net tangible book value of approximately US$9.8 million, or US$49.1 per Ordinary Share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of Ordinary Shares outstanding on June 30, 2021.

The calculation in this section assumes that [   ] Ordinary Shares were issued and outstanding as of December 31, 2021. After giving effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of US$[   ] per Ordinary Share and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2021 would have been US$[   ], or US$[   ] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[   ] per Ordinary Share to existing investors and immediate dilution of $[   ] per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Share in this offering:

	Offering without Over-allotment Option	Offering with Full Exercise of Over- allotment Option
Assumed initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of December 31, 2021	$	$
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	$
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	$
Dilution per Ordinary Share to new investors in this offering	$	$

Each US$[   ] increase (decrease) in the assumed initial public offering price of US$[   ] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2021 after this offering by approximately US$[   ] per Ordinary Share, and would increase (decrease) dilution to new investors by US$[   ] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of [   ] in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2021 after this offering by approximately US$[   ] per Ordinary Share, and would decrease (increase) dilution to new investors by approximately US$[   ] per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be US$[   ], the increase in net tangible book value per Ordinary Share to existing shareholders would be US$[   ], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be US$[   ].

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2021, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated discounts to the underwriters, non-accountable expense allowance and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors (1)			%	$		%	$
Total			%	$		%	$

(1)	Not including over-allotment shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

Sales by the Selling Shareholder in this offering will cause the number of shares held by existing shareholders to be reduced to [   ] shares, or % of the total number of shares outstanding after this offering, and will increase the number of shares held by new investors to [   ] shares, or [   ] of the total number of shares outstanding after this offering, excluding any shares purchased by any existing holders in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a long-established freight forwarding service provider headquartered in Hong Kong with networks across the globe. We conduct our operations through our subsidiaries in Hong Kong, Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited.

Our Operating Subsidiaries derive their revenue from air freight forwarding services and ocean freight forwarding services.

We have achieved significant growth and profitability. Our revenues increased from approximately USD 25.0 million in FY2019 to approximately USD 84.6 million in FY2020 and from approximately USD 30.9 million in 6M2020 to approximately USD 66.4 million in 6M2021, respectively. Our net profit increased approximately USD 0.4 million in FY2019 to net profit of approximately USD 4.7 million in FY2020 and from approximately USD 2.2 million in 6M2020 to approximately USD 7.9 million for 6M2021, respectively.

Investors in our Ordinary Shares should be aware that they are purchasing equity in PSI Group Holdings Ltd, our Cayman Islands holding company, instead of shares of the Operating Subsidiaries. Please refer to the information contained in and incorporated by reference under the heading “Risks Relating to Our Corporate Structure” on page 20 of this prospectus.

General Factors Affecting Our Results of Operations.

The Company believes the key factors affecting the financial condition and results of operations including the following:

Economic conditions in Hong Kong and the PRC

A substantial part of our operations is located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential customers’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition.

Trade war or restrictions

Our revenue from freight forwarding services for export shipments to the United States contributed to approximately USD 10.6 million, USD 58.8 million, and USD 47.9 million for FY2019, FY2020 and 6M2021, respectively, representing approximately 45.0%, 70.7%, and 73.0% of our total export revenue of the corresponding period. Also, a significant portion of our business originates from the customers in China and therefore depends on the level of imports and exports to and from China. Therefore, we are subject to risks relating to the changes in trade policies, tariff regulations, embargoes, or other trade restrictions adverse to our customers’ business. Tariffs restrictions imposed by the U.S. on China exports intensified during 2019 which resulted in a negative impact to the international trading activities globally and have attributed to the overall decrease in the cargo shipment volume of Hong Kong. Despite agreement has been entered into between the U.S. and China on January 15, 2020, to suspend certain planned tariff, our results of operation may be adversely affected if the trade war or restrictions further intensify, whether in the form of embargo, tariff, or otherwise, and may further affect the relationship between the U.S. and China or more countries in the future.

Seasonality

Our peak season is generally from October to December, which is driven by festive events and discount promotions such as Thanksgiving, Christmas and New Year’s Eve. Moreover, we recorded relatively lower volume of shipment and thus relatively lower revenue during Lunar New Year (normally in January or February) owing to fewer business activities of manufacturers and shippers in the PRC in Lunar New Year, resulting in a decrease in the demand of freight forwarding services. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performance. It is widely understood in the industry that these seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces. Since many of these forces are unforeseen there is no way for us to provide assurances that these seasonal trends will continue.

The demand for cargo space is easily affected by unpredictable factors

A significant majority of our revenue is generated from air freight export from Hong Kong and the PRC and organizing shipments primarily to Europe, Asia, Southeast Asia and North America. Our results of operations are thus affected by global trade volume and export volume of Hong Kong. We are sensitive to changes in regional and/or global political and economic conditions that impact customer shipping volumes, industry freight demand and demand for cargo space. The transportation industry historically has experienced cyclical fluctuations due to economic recession, level of international trade activities, downturns in business cycles of our customers, interest and currency rate fluctuations, inflation, trade restrictions, economic sanctions, trade disputes, boycotts, outbreak of wars, changes in regulatory regimes and extreme weather conditions, all of which are beyond our control and the nature, timing and degree of which are largely unpredictable. Any decrease in demand for our services due to cyclical downturns could adversely affect our business, financial condition and results of operations.

The ongoing COVID-19 pandemic, and measures taken in response thereto, has and could continue to have a material adverse effect on our business, results of operations and financial condition.

The COVID-19 pandemic has adversely impacted economic activity and conditions worldwide and created significant volatility and disruption to financial markets. Given that the spread of COVID-19 has become a global concern and a number of governments globally have issued entry restrictions for foreign travellers, in the event that COVID-19 continues to broaden and intensify, travel bans on flights may lead to a material reduction of supply of cargo space by passenger aircrafts, and thus a significant reduction of cargo spaces supply. Our cost of sales may be increased significantly and we may not be able to fully transfer the extra flight cost to our customers.

Furthermore, since some of our shipments originated from the PRC and Hong Kong, any suspension of business or temporary closure of production facilities and manufacturing activities of our customers or shippers due to the stringent government COVID-control measures may reduce the shipment volume. Any transportation restrictions and boundary control may also lead to the disruption of our supply chain. In the event that there is border control in respect of shipments or shutdown of the airports/ports imposed by local government or governments of foreign countries, our operation will be materially disrupted. The above adverse impacts, especially if they materialize and persist for a substantial period, may significantly and adversely affect our business operation and financial performance.

Critical Accounting Policies, Judgments and Estimates

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates Significant estimates for the years ended December 31, 2020 and 2019, include allowance for expected credit loss, fair value measurements, useful life of property, plant and equipment, assumptions used in assessing impairment of long-term assets.

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 606, “Revenue from Contracts with Customers”.

The Company derives revenues primarily from the provision of air and ocean freight forwarding services by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers. The contracts with customers generally contain a single performance obligation as the distinct services provided remain substantially the same over time and possess the same pattern of transfer. The performance obligation is satisfied over the transit period when the customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue is recognized over the transit period based on the progress towards the completion of the performance obligation.

The transit period can vary based upon the method of transport. Determining the transit period and how much of it has been completed as of the reporting date may require management to make judgments that affect the timing of revenue recognized. For air freight forwarding services, the Company uses the cost-to-cost measure of progress because it best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recorded proportionally as costs are incurred. For ocean freight forwarding services, the Company uses an output method of progress based on time-in-transit to measure the progress as the timing of costs incurred does not best depict the transfer of control to the customer.

Pricing for the Company’s services is generally a fixed amount. The Company does not have significant variable consideration in its contracts. Payments are received within 45 to 90 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third party.

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., shipments have been delivered). Contract assets are generally classified as current, and the full balance is converted each reporting period based on the short-term nature of the transactions. Contract assets are included within current assets in the accompanying consolidated balance sheets.

The Company also provide certain value-added logistics services, such as packaging, warehousing services, small parcel, and local transportation services. The performance obligation is generally satisfied over the service period as the Company perform the obligations. Pricing for our services is established in the customer contract and is dependent upon the specific needs of the customer but may be agreed upon at a fixed fee per transaction, labor hour, or service period.

The Company has adopted ASC 606 on January 1, 2018, using the transition method of Modified-Retrospective Method (“MRM”). The adoption of ASC 606 had no impact on the Company’s beginning balance of retained earnings.

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling, x-ray screening and warehouse services.

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of June 30, 2021, December 31, 2020 and 2019, the Company did not have a liability for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Recently Issued Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the years/periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)
REVENUES	$24,513,846	84,004,867	30,599,142	66,162,467
REVENUES – RELATED PARTY	511,231	558,732	336,001	279,364
REVENUES	25,025,077	84,563,599	30,935,143	66,441,831

COST OF REVENUE	20,543,847	72,460,507	26,122,530	52,440,759
COST OF REVENUE – RELATED PARTY	2,032,232	2,875,956	1,006,943	3,409,391
TOTAL COST OF REVENUE	22,576,079	75,336,463	27,129,473	55,850,150

GROSS PROFIT	2,448,998	9,227,136	3,805,670	10,591,681

General and administrative expenses	2,322,437	4,013,168	1,351,139	1,571,190
Total operating expenses	$2,322,437	$4,013,168	$1,351,139	$1,571,190

INCOME FROM OPERATIONS	$126,561	$5,213,968	$2,454,531	$9,020,491
Interest income	9,532	6,339	5,439	2,976
Interest expense	(149,800)	(74,600)	(52,055)	(16,273)
Other income and (expenses), net	415,016	390,400	213,650	310,235
INCOME BEFORE INCOME TAX	$401,309	$5,536,107	$2,621,565	$9,317,429
INCOME TAX	10,429	842,373	387,459	1,464,061
NET INCOME	$390,880	$4,693,734	$2,234,106	$7,853,368
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	2,387	29,827	14,847	55,312
NET INCOME ATTRIBUTABLE TO PSI GROUP HOLDINGS LTD	$388,493	$4,663,907	$2,219,259	$7,798,056

Revenues

During the Track Record Period, our revenue was principally derived from the provision of air and ocean export and import freight forwarding services. The table below sets forth the breakdown of revenue by service type for the years/periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)
Freight forwarding services
- Air freight	21,962,096	80,968,082	29,736,113	63,632,944
- Ocean freight	2,076,322	2,600,088	973,862	2,279,284
Subtotal	24,038,418	83,568,170	30,709,975	65,912,228
Ancillary logistic services	986,659	995,429	225,168	529,603
Total	25,025,077	84,563,599	30,935,143	66,441,831

Our freight forwarding services include arranging for consignment upon receipt of booking instructions from customers, cargo pick up, obtaining cargo space, preparation of freight documentation, arranging for customs clearance and cargo handling at origin and destination as well as other related logistics services such as supporting transportation for freight forwarding purposes. In FY2019, FY2020, 6M2020 and 6M2021, our revenue was principally derived from the provision of air freight forwarding services, which contributed to approximately USD 22.0 million, USD 81.0 million, USD 29.7 million and USD 63.6 million, representing approximately 87.8%, 95.7%, 96.1% and 95.8% of our total revenue, respectively.

Our ancillary logistics services involve the provision of a wide range of logistics services, such as cargo pickup, cargo handling at ports and local transportation and warehousing related services such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing.

Revenue from freight forwarding services is mainly derived from export shipments. The following table sets forth the breakdown of revenue from freight forwarding services for the years/periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)
Export shipments
- Air	21,904,860	80,934,239	29,709,277	63,630,554
- Ocean	1,604,752	2,146,109	754,686	2,058,242
- Subtotal	23,509,612	83,080,348	30,463,963	65,688,796

Import shipments
- Air	57,235	33,843	26,835	2,390
- Ocean	471,571	453,979	219,177	221,042
- Subtotal	528,806	487,822	246,012	223,432
Total	24,038,418	83,568,170	30,709,975	65,912,228

In FY2019, FY2020, 6M2020 and 6M2021, we focus on export freight forwarding services, which contributed to approximately USD 23.5 million, USD 83.1 million, USD 30.5 million and USD 65.7 million, representing approximately 97.8%, 99.4%, 99.2%, and 99.7% of our revenue from freight forwarding services, respectively.

In FY2019, FY2020, 6M2020 and 6M2021, our revenue was principally derived from the provision of air and ocean export freight forwarding services. The table below sets forth the breakdown of export revenue by destination for the years/periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)
United States	10,590,049	58,778,872	21,566,337	47,936,535
Singapore	4,166,116	9,155,180	4,074,568	6,196,032
The Netherlands	1,536,619	1,979,750	628,750	2,112,847
United Arab Emirates	1,319,265	1,106,775	621,139	1,059,853
Others (Note)	5,897,563	12,059,771	3,573,169	8,383,529
Total export revenue	23,509,612	83,080,348	30,463,963	65,688,796

Note: Others represent a number of countries including, among others, Thailand, United Kingdom, France, etc..

In FY2019, FY2020 and the 6M2020 and 6M2021, we provided export forwarding services on shipments to over 90 countries, with the US being the destination contributing the majority of our export revenue. Our revenue from freight forwarding services for export shipments to the US contributed to approximately USD 10.6 million, USD 58.8 million, USD 21.6 million and USD 47.9 million, representing approximately 45.0%, 70.7%, 70.8% and 73.0% of our total export revenue, respectively.

The following table sets forth the breakdown of our revenue by type of customers for the years/periods indicated:

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)
Freight forwarders	23,918,537	83,280,098	30,402,284	65,767,436
Direct customers	1,106,540	1,283,501	532,859	674,395
Total	25,025,077	84,563,599	30,935,143	66,441,831

We focus on provision of freight forwarding services to freight forwarders with revenue amounting to approximately USD 23.9 million, USD 83.3 million, USD 30.4 million and USD 65.8 million, representing approximately 95.6%, 98.5%, 98.3% and 99.0% in FY2019, FY2020, 6M2020 and 6M2021, respectively.

Cost of Revenue

The table below sets forth the breakdown of cost of revenue by service type for the years/periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)
Freight forwarding services
- Air freight	20,065,348	72,299,075	26,188,646	53,419,109
- Ocean freight	1,712,011	2,211,305	698,381	1,975,560
Subtotal	21,777,359	74,510,379	26,887,027	55,394,669
Ancillary logistic services	798,720	826,084	242,446	455,481
Total	22,576,079	75,336,463	27,129,473	55,850,150

Our cost of revenue amounted to approximately USD 22.6 million, USD 75.4 million, USD 27.1 million and USD 55.9 million in FY2019, FY2020, 6M2020 and 6M2021, respectively. The trend of cost of revenue of each of the service types was in line with the trend of the revenue of respective service types during the period.

The table below sets forth the breakdown of cost of revenue by nature for the years/periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)
Air freight charges	15,382,944	67,123,608	24,033,945	48,661,921
Ocean freight charges	1,177,804	1,640,709	535,900	1,675,738
Logistics and warehousing fees	5,696,311	6,148,481	2,378,241	5,315,023
Depreciation of right-of-use assets	319,020	351,558	175,668	161,440
Depreciation of property, plant and equipment	-	72,107	5,719	36,029
Total	22,576,079	75,336,463	27,129,473	55,850,151

Our cost of revenue mainly comprised air and ocean freight charges, and warehouse and transportation cost. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Air freight charges were the major component of our cost of revenue, which accounted for approximately 68.1%, 89.1%, 88.6% and 87.1%, respectively, in FY2019, FY2020, 6M2020 and 6M2021.

Logistics and warehousing fees primarily represent costs and service fees incurred in relation to warehousing services such as x-ray screening, storage, palletizing and consolidation performed in our warehouse and costs of local trucking and transportation services. Logistics and warehousing fees represented a significant portion of our cost of revenue, which accounted for approximately 25.2%, 8.2%, 8.8% and 9.5%, respectively, in FY2019, FY2020, 6M2020 and 6M2021.

Depreciation of right-of-use assets primarily represents depreciation expenses incurred on the properties leased as our warehouse.

Depreciation of property, plant and equipment represents the depreciation of property, plant and equipment related to our warehouse such as x-ray screening equipment and forklifts.

Gross profit

The table below set forth the breakdown of gross profit by service type for the years/periods indicated.

	For the year ended December 31,				For the six months ended June 30,
	2019		2020		2020		2021
	Gross profit	Margin	Gross Profit	Margin	Gross profit	Margin	Gross profit	Margin
	USD		USD		USD		USD
					(Unaudited)		(Unaudited)

Freight forwarding services
- Air freight	1,896,747	8.6%	8,669,007	10.7%	3,547,467	11.9%	10,213,835	16.1%
- Ocean freight	364,311	17.5%	388,783	15.0%	275,481	28.3%	303,724	13.3%
Subtotal	2,261,058	9.4%	9,057,790	10.8%	3,822,948	12.4%	10,517,559	16.0%
Ancillary logistic services	187,940	19.0%	169,346	17.0%	(17,278)	-7.7%	74,122	14.0%
Total	2,448,998	9.8%	9,227,136	10.9%	3,805,670	12.3%	10,591,681	15.9%

Our overall gross profit amounted to approximately USD 2.4 million, USD 9.2 million, USD 3.8 million and USD 10.6 million in FY2019, FY2020, 6M2020 and 6M2021, respectively. We recorded overall gross profit margin of approximately 9.8%, 10.9%, 12.3% and 15.9% for the corresponding years/periods. The increase in overall gross profit and gross profit margin were in line with our increase in our overall revenue during the years/periods. Our gross profit and gross profit margin are mainly affected by factors including, among others, (i) the freight charge per kilogram payable by our customers; and (ii) costs of revenue of which the freight charges payable to suppliers.

General and administrative expenses

The table below sets forth the breakdown of general and administrative expenses for the years/periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)

Staff costs and benefits	1,522,678	2,890,609	866,024	827,047
Loss on equity securities	70,573	103,258	32,960	66,279
Office expenses	171,284	148,933	77,725	130,518
Allowance for expected credit loss	-	285,771	114,560	-
Depreciation of right of use assets	101,113	107,810	54,083	54,702
Depreciation	34,467	59,800	24,890	30,878
Bad debt written off	31,342	-	-	-
Motor vehicles expenses	21,978	49,725	17,412	30,540
Others (Note)	369,002	367,262	163,485	431,226
Total	2,322,437	4,013,168	1,351,139	1,571,190

Note: Others mainly represented entertainment, insurance, repair and maintenance, bank charges, travelling expenses and other sundry expenses for administrative purposes.

Our general and administrative expenses were approximately USD 2.3 million, USD 4.0 million, USD 1.4 million and USD 1.6 million in FY2019, FY2020, 6M2020 and 6M2021, representing approximately 9.3%, 4.7%, 4.4% and 2.4% of the total revenue for the corresponding years/periods, respectively.

Staff costs and benefits mainly represented salaries, discretionary bonus, retirement benefit scheme contributions and employee benefits of the administrative and operational staffs.

Loss on equity securities represented loss on trading and impairment loss on our investment in listed securities in Hong Kong.

Office expenses mainly represented property management expenses, cleaning expenses, internet and telephone charges, printing and stationery and other utilities expenses.

Depreciation of right-of-use assets primarily represents depreciation expenses incurred on the properties leased as our office.

Depreciation represents the depreciation of property, plant and equipment related to our office such as leasehold improvements and furniture and fixtures.

Bad debt written off was related to the outstanding balances with three independent customers, which we mainly provide air export freight forwarding service to.

Interest expense

Interest expenses mainly represents interest on lease liabilities and short-term bank loans.

Other income and (expenses), net

The table below sets forth the breakdown of other income and (expenses), net for the years/periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)

Government grants	-	249,680	125,225	56,203
Exchange gain	1,881	55,097	42,428	-
Reversal for allowance for expected credit loss	207,085	-	-	131,323
Others (Note)	206,050	85,623	45,997	122,709
Total	415,016	390,400	213,650	310,235

Note: Others mainly represented bad debt recovered, management income, fair value gain on investment in equity securities, gain on disposal and other sundry incomes.

In FY2019, FY2020, 6M2020 and 6M2021, other income amounted to approximately USD 0.4 million, USD 0.4 million, USD 0.2 million and USD 0.3 million, respectively. The fluctuations in other income were mainly due to reversal for allowance for expected credit loss and government grants received.

Government grants represented the anti-epidemic funds received from the Hong Kong government under the Employment Support Scheme granted to companies in the freight forwarding and logistics industry.

Income tax

In FY2019, FY2020, 6M2020 and 6M2021, we generated substantially all of its taxable income in Hong Kong. Accordingly, tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong.

The Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on income before income taxes for FY2019, FY2020, 6M2020 and 6M2021 was approximately 2.6%, 15.2%, 14.8% and 15.7%, respectively.

Period to period Comparison of Results of Operations

FY2019 compared to FY2020

Revenue

Our overall revenue increased by USD 59.5 million or 238% from approximately USD 25.0 million in FY2019 to approximately USD 84.6 million in FY2020, which was primarily due to the increase in revenue derived from air freight forwarding services from approximately USD 22.0 million in FY2019 to approximately USD 81.0 million in FY2020 due to the combined effect of:

(i)	the increase in volume of export shipment from approximately 9,112 tons in FY2019 to approximately 15,219 tons in FY2020. In particular, (a) our export shipment to the US increased from approximately 2,994 tons in FY2019 to approximately 8,018 tons in FY2020 mainly resulting from our efforts on securing the provision of cargo spaces to our largest customer, which was a freight forwarder, in FY2020; (b) our export shipment to Singapore increased from approximately 2,925 tons in FY2019 to approximately 4,357 tons in FY2020 resulting from the increase in air export freight forwarding services to one of our five largest customers, which was a freight forwarder, in FY2020; and

(ii)	the increase in average freight charge of shipment to the US from approximately USD 2.3 per kg in FY2019 to approximately USD 6.5 per kg in FY2020, which was mainly due to the shortage in supply of cargo space caused by the COVID-19 pandemic. According to the CIC report, there was an increase in freight charges in the global freight forwarding industry since the outbreak of COVID-19 as (i) there was a shrink in labor supply due to city lockdown and quarantine policies; (ii) the efficiency of integrated freight forwarding industry had been significantly slowed down due to the strict customs clearance, inspection and quarantine policies on cross-border goods and (iii) there was a growing demand for vaccination supplies, such as vaccine and personal protective equipment leading to an increase in transportation.

Cost of revenue

Our cost of revenue increased by approximately USD 52.7 million or 233% from approximately USD22.6 million in FY2019 to approximately USD 75.3 million in FY2020, primarily due to the increase in freight costs payable to our suppliers for our air export shipment from approximately USD 15.4 million to approximately USD 67.1 million for the respective years resulting from (i) the increase in volume of air export shipments to the U.S. and Singapore during the year; and (ii) the increase in average freight charge due to the COVID-19 pandemic.

Gross profit and gross profit margin

Our overall gross profit increased by approximately USD 6.8 million or 283% from approximately USD 2.4 million in FY2019 to approximately USD 9.2 million in FY2020, which was primarily due to the increase in gross profit derived from air freight forwarding services from approximately USD 1.9 million in FY2019 to approximately USD 8.7 million in FY2020 as a result of the increase in volume of export shipment, in particular, to the US and Singapore during the year.

Our overall gross profit margin increased from approximately 9.8% in FY2019 to approximately 10.9% in FY2020, which was primarily due to the increase in gross profit margin derived from freight forwarding services from approximately 9.4% in FY2019 to approximately 10.8% in FY2020, mainly due to the combined effect of:

(i)	the increase in gross profit margin derived from air freight forwarding services from approximately 8.6% in FY2019 to approximately 10.7% in FY2020 mainly due to the extent of increase in revenue from our air freight forwarding services outweighed the extent of increase in the corresponding logistics and warehousing fees resulting from economies of scale brought by the increase in shipment volume; and

(ii)	the decrease in gross profit margin derived from ocean freight forwarding services from approximately 17.5% in FY2019 to approximately 15.0% in FY2020 mainly due to the increase in freight costs payable to our suppliers for our ocean freight forwarding services outweighed the increase in revenue from our ocean freight forwarding services.

General and administrative expenses

Our general and administrative expenses increased by approximately USD 1.7 million or 73.9% from approximately USD 2.3 million in FY2019 to approximately USD 4.0 million in FY2020, which was primarily due to increase in staff cost and benefits resulting from (i) the salary increment effective from April 2020 and (ii) the increase in bonus paid as we achieved favorable results in FY2020.

Interest expenses

Our interest expenses remained relatively stable at approximately USD 0.1 million and USD 0.1 million in FY2019 and FY2020, respectively.

Other income

Our other income remained relatively stable at approximately USD 0.4 million and USD 0.4 million in FY2019 and FY2020, respectively.

Income tax

Our income tax expense increased from approximately USD 10,000 in FY2019 to approximately USD 0.8 million in FY2020, which was in line with the increase in our net income for the year.

Net income

As a result of the above factors, our net income increased by approximately USD 4.3 million from approximately USD 0.4 million in FY2019 to approximately USD 4.7 million in FY2020, our net income margin increased from approximately 1.6% in FY2019 to approximately 5.6% in FY2020.

6M2020 compared to 6M2021

Revenue

Our overall revenue increased by USD 35.5 million or 115% from approximately USD 30.9 million in 6M2020 to approximately USD 66.4 million in 6M2021, which was primarily due to the increase in revenue derived from air freight forwarding services from approximately USD 29.7 million in 6M2020 to approximately USD 63.6 million in 6M2021 due to the combined effect of:

(i)

the increase in volume of export shipment from approximately 5,695 tons in 6M2020 to approximately 10,990 tons for 6M2021. In particular, (a) our export shipment to the US increased from approximately 2,774 tons in 6M2020 to approximately 6,141 tons in 6M2021 mainly resulting from the increase in air export freight forwarding services to our largest customer, which was a freight forwarder, during the period; (b) our export shipment to Singapore increased from approximately 1,954 tons in 6M2020 to approximately 2,670 tons in 6M2021 resulting from the increase in air export freight forwarding services to one of our five largest customers, which was a freight forwarder, in 6M2021; and

(ii)	the increase in average freight charge of shipment to the US from approximately USD 6.7 per kg in 6M2020 to approximately USD 6.9 per kg in 6M2021 which was mainly due to the shortage in supply of cargo space caused by the COVID-19 pandemic.

Cost of revenue

Our cost of revenue increased by approximately USD 28.8 million or 106% from approximately USD 27.1 million in 6M2020 to approximately USD 55.9 million in 6M2021, primarily due to the increase in freight costs payable to our suppliers for our air export shipment from approximately USD 24.0 million to approximately USD 48.7 million for the respective years resulting from (i) the increase in volume of air export shipments to the US and Singapore during the year; and (ii) the increase in average freight charge due to the COVID-19 pandemic.

Gross profit and gross profit margin

Our overall gross profit increased by approximately USD 6.8 million or 179% from approximately USD 3.8 million in 6M2020 to approximately USD 10.6 million in 6M2021, which was primarily due to the combined effect of:

(i)	the increase in gross profit derived from air freight forwarding services from approximately USD 3.5 million in 6M2020 to approximately USD 10.2 million in 6M2021 as a result of the increase in volume of export shipment, in particular, to the US and Singapore during the period; and

(ii)	the increase in gross profit from ancillary logistic services from a gross loss of approximately USD 17,000 in 6M2020 to gross profit of approximately USD 74,000 in 6M2021 as we were able to shift the relevant costs to customers in 6M2021.

Our overall gross profit margin increased from approximately 12.3% in 6M2020 to approximately 15.9% in 6M2021, which was primarily due to the increase in gross profit margin derived from freight forwarding services from approximately 12.4% in 6M2020 to approximately 16.0% in 6M2021, mainly due to the combined effect of:

(i)	the increase in gross profit margin derived from air freight forwarding services from approximately 11.9% to approximately 16.1% for the respective periods mainly due to the extent of increase in revenue from our air freight forwarding services outweighed the extent of increase in the corresponding freight cost payable to our suppliers resulting from the ability of the management on implementing its pricing strategies; and

(ii)	the decrease in gross profit margin derived from ocean freight forwarding services from approximately 28.3% to approximately 13.3% for the respective periods mainly due to the extent of increase in freight costs payable to our suppliers for our ocean freight forwarding services outweighed the extent of increase in revenue from our ocean freight forwarding services.

General and administrative expenses

Our general and administrative expenses increased by approximately USD 0.2 million or 14.3% from approximately USD 1.4 million in 6M2020 to approximately USD 1.6 million in 6M2021, which was primarily due to increase in repair and maintenance expenses resulting from the increase in information technology maintenance fee during the year.

Interest expenses

Our interest expenses decreased from approximately USD 0.1 million in 6M2020 to approximately USD 16,000 in 6M2021, which was primarily due to the decrease in short-term bank loans in 6M2021.

Other income

Our other income remained relatively stable at approximately USD 0.2 million and USD 0.3 million in 6M2020 and 6M2021, respectively.

Income tax

Our income tax expense increased from approximately USD 0.4 million in 6M2020 to approximately USD 1.5 million in 6M2021, which was in line with the increase in our net income for the year.

Net income

As a result of the above factors, our net income increased by approximately USD 5.7 million from approximately USD 2.2 million for the 6M2020 to approximately USD 7.9 million in 6M2021, our net income margin increased from approximately 7.2% in 6M2020 to approximately 11.8% in 6M2021.

Liquidity and Capital Resources

Net current assets

The table below sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	December 31,	December 31,	June 30,
	2019	2020	2021
	USD	USD	USD
			(Unaudited)

Current assets
Cash and cash equivalents	935,049	3,458,308	8,253,146
Restricted cash	660,941	645,516	750,773
Accounts receivable, net	3,253,827	13,146,508	10,596,500
Accounts receivable – related party, net	20,011	7,448	69,678
Contract asset	1,087,901	3,154,332	2,658,486
Tax recoverable	168,900	-	-
Amounts due from related parties	6,829,941	7,671,719	58,879
Prepayments and other current assets	142,369	1,076,810	1,182,207
Total Current Assets	13,098,939	29,160,641	23,569,669

Current Liabilities
Short-term bank loans	2,520,805	3,026,194	515,132
Bank overdraft – secured	468,833	-	-
Accounts payable	2,353,073	12,698,074	10,175,311
Accounts payable – related party	241,794	511,334	736,304
Other payables and accrued liabilities	213,539	563,265	250,012
Taxes payables	-	828,990	2,290,165
Lease liabilities - current	453,807	120,795	440,724
Amounts due to related parties	356,734	452,899	621,698
Dividend payables	28,200	28,326	98,281
Total current liabilities	6,636,785	18,229,877	15,128,424

Net Current Assets	6,462,154	10,930,764	8,441,245

Our current assets mainly included cash and cash equivalents, restricted cash, accounts receivable, contract asset, tax recoverable, amounts due from related parties and prepayments and other current assets. Our current liabilities mainly included other payables and accrued liabilities, accounts payable, short-term bank loans, secured bank overdraft, taxes payables, lease liabilities, amounts due to related parties and dividend payables.

Our net current assets increased from approximately USD 6.5 million as of December 31, 2019 to approximately USD 10.9 million as of December 31, 2020, which was mainly due to (i) the increase in accounts receivable from approximately USD 3.3 million as of December 31, 2019 to approximately USD 13.2 million as of December 31, 2020; and (ii) the increase in cash and cash equivalents from approximately USD 0.9 million as of December 31, 2019 to approximately USD 3.5 million as of December 31, 2020; partially offset by the increase in accounts payable from approximately USD 2.6 million as of December 31, 2019 to approximately USD 13.2 million as of December 31, 2020.

Our net current assets decreased from approximately USD 10.9 million as of December 31, 2020 to approximately USD 8.4 million as of June 30, 2021, which was mainly due to (i) the decrease in amounts due from related parties from approximately USD 7.7 million as of December 31, 2020 to approximately USD 0.1 million as of June 30, 2021; (ii) the decrease in accounts receivable from approximately USD 13.2 million as of December 31, 2020 to approximately USD 10.7 million as of June 30, 2021; partially offset by (i) the increase in cash and cash equivalents from approximately USD 3.5 million as of December 31, 2020 to approximately USD 8.3 million as of June 30, 2021; (ii) the decrease in short-term bank loans from approximately USD 3.0 million as of December 31, 2020 to approximately USD 0.5 million as of June 30, 2021; and (iii) the decrease in accounts payable from approximately USD 13.2 million as of December 31, 2020 to approximately USD 10.9 million as of June 30, 2021.

Cash flows

Our source of funds for operations mainly comes from cash generated from operation. The primary uses of cash are mainly to finance its operations, working capital needs and capital expenditure needs. Upon Listing, its source of funds will be satisfied using a combination of internal generated funds, bank loans and net proceeds of the offering.

The table below sets forth a summary of our cash flows for the years/periods indicated:

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)
Net cash provided by operating activities	1,727,962	4,229,679	4,361,961	9,887,598
Net cash used in investing activities	(1,125,907)	(1,747,548)	(1,156,582)	(2,465,173)
Net cash (used in) provided by financing activities	(1,292,388)	25,062	(1,196,348)	(2,507,482)
Net (decrease) increase in cash and cash equivalents	(690,333)	2,507,193	2,009,031	4,914,943

Cash provided by operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

In FY2019, our net cash provided by operating activities was approximately USD 1.7 million, mainly due to (i) our net income of approximately USD 0.4 million which was primarily adjusted for depreciation of right-of-use assets of approximately USD 0.4 million, reversal of allowance for expected credit loss of approximately USD 0.2 million, and bad debt recovered of approximately USD 0.1 million; (ii) decrease in accounts receivables of approximately USD 2.5 million; (iii) increase in amounts due to related parties of approximately USD 0.3 million; which partially offset by (iv) decrease in accounts payable of approximately USD 0.8 million and (v) increase in contract asset of approximately USD 0.6 million.

In FY2020, our net cash provided by operating activities was approximately USD 4.2 million, mainly due to (i) our net income of approximately USD 4.7 million which was primarily adjusted for depreciation of right-of-use assets of approximately USD 0.5 million, allowance for expected credit loss of approximately USD 0.3 million, depreciation of property, plant and equipment of approximately USD 0.1 million and loss on investment in equity securities of approximately USD 0.1 million; (ii) increase in accounts payable of approximately USD 10.6 million; (iii) increase in tax payables of approximately USD 1.0 million; which partially offset by (iv) increase in accounts receivable of approximately USD 11.1 million; (v) increase in contracts asset of approximately USD 2.1 million; and (vi) increase in other current assets of approximately USD 0.9 million.

In 6M2021, our net cash provided by operating activities was approximately USD 9.9 million, mainly due to (i) our net income of approximately USD 7.9 million which was primarily adjusted for depreciation of right-of-use assets of approximately USD 0.2 million and reversal of allowance for expected credit loss of approximately USD 0.1 million; (ii) decrease in accounts receivable of approximately USD 2.7 million; (iii) increase in tax payables of approximately USD 1.5 million; (iv) decrease in contract asset of approximately USD 0.5 million; which partially offset by (v) decrease in accounts payable of approximately USD 2.3 million.

Cash used in investing activities

Our cash provided by investing activities is primarily attributable to proceeds on disposal of equity securities and repayment from a director. Our cash used in investing activities is primarily for purchase of property, plant and equipment, purchase of equity securities and advance to a director.

In FY2019, our net cash used in investing activities was approximately USD 1.1 million, mainly due to (i) advance to directors of approximately USD 1.7 million; which partially offset by (ii) repayment from related parties of approximately USD 0.5 million; and (iii) proceeds from equity securities of approximately USD 0.1 million.

In FY2020, our net cash used in investing activities was approximately USD 1.7 million, mainly due to (i) advance to related parties of approximately USD 2.2 million; (ii) purchase of equity securities of approximately USD 0.9 million; (iii) purchase of property, plant and equipment of approximately USD 0.4 million; which partially offset by (iv) repayment from related parties of approximately USD1.3 million; and (v) proceeds from equity securities of approximately USD 0.4 million.

In 6M2021, our net cash used in investing activities was approximately USD 2.5 million, mainly due to (i) advance to directors of approximately USD 2.7 million; (ii) purchase of equity securities of approximately USD 0.3 million; which partially offset by (iii) repayment from related parties of approximately USD 0.4 million; and (iv) proceeds from equity securities of approximately USD 0.2 million.

Cash (used in) provided by financing activities

In FY2019, our net cash used in financing activities was approximately USD 1.3 million, mainly due to (i) repayment of bank loans of approximately USD 11.5 million; (ii) repayment of bank overdraft of approximately USD 0.5 million; which partially offset by (iii) proceeds from bank loans of approximately USD 10.2 million; and (iv) proceeds from bank overdraft of approximately USD0.5 million.

In FY2020, our net cash provided by financing activities was approximately USD 25,000, mainly due to (i) proceeds from bank loans of approximately USD 10.5 million; which partially offset by (ii) repayment of bank loans of approximately USD 10.0 million; and (iii) repayment of bank overdraft of approximately USD 0.5 million.

In 6M2021, our net cash used in financing activities was approximately USD 2.5 million, mainly due to repayment of bank loans of approximately USD 2.5 million.

Assets and liabilities

The following table sets forth a summary of the assets and liabilities as of the date indicated.

	December 31,	December 31,	June 30,
	2019	2020	2021
	USD	USD	USD
			(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	935,049	3,458,308	8,253,146
Restricted cash	660,941	645,516	750,773
Accounts receivable, net	3,253,827	1,076,808	10,596,500
Accounts receivable – related party, net	20,011	7,448	69,678
Contract asset, net	1,087,901	3,154,332	2,658,486
Tax recoverable	168,900	-	-
Amounts due from related parties	6,829,941	7,671,719	58,879
Prepayments and other current assets	142,369	1,076,810	1,182,207
Total Current Assets	13,098,939	29,160,641	23,569,669

Non-current asset
Property, plant, equipment, net	113,292	364,325	347,092
Right-of-used assets	766,800	324,725	827,799
Investment in equity securities	238,162	603,188	624,737
Equity method investment	20,275	-	-
Total non-current assets	1,138,529	1,292,238	1,799,628
TOTAL ASSETS	14,237,468	30,452,879	25,369,669
LIABILITIES
Current Liabilities
Short-term bank loans	2,520,805	3,026,194	515,132
Bank overdraft – secured	468,833	-	-
Accounts payable	2,353,073	12,698,074	10,175,311
Accounts payable – related party	241,794	511,334	736,304
Other payables and accrued liabilities	213,539	563,265	250,012
Taxes payables	-	828,990	2,290,962
Lease liabilities - current	453,807	120,795	440,724
Amount due to related parties	356,734	452,899	621,698
Dividend payables	28,200	28,326	98,281
Total current liabilities	6,636,785	18,229,877	15,128,424

Non-current liabilities
Lease liabilities – non-current	331,988	226,042	413,901
Total non-current liabilities	331,988	226,042	413,901
TOTAL LIABILITIES	6,968,773	18,455,919	15,542,325

COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, par value US$0.0001 per share, 200,000,000 shares authorized; and 200,000 shares issued as of December 31, 2020, December 31, 2019 and June 30, 2021.	20	20	20
Additional paid-in capital	7,115,507	7,115,507	7,115,507
Reserves	202,865	4,866,772	2,734,828
Accumulated other comprehensive loss	(52,216)	(17,918)	(41,118)
Total shareholders’ equity	7,266,176	11,964,381	9,809,237
Non-controlling interest	2,519	32,579	17,735
TOTAL EQUITY	7,268,695	11,996,960	9,826,972

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,237,468	30,452,879	25,369,297

Accounts receivable

The following table sets forth the breakdown of accounts receivable as of the dates indicated:

	As of December 31,		As of June 30,
	2019	2020	2021
	USD	USD	USD
			(Unaudited)
Accounts receivable	$3,341,874	$13,472,143	$10,814,086
Accounts receivable – related party	20,011	7,448	69,678
Less: allowance for expected credit loss	(88,047)	(325,635)	(217,586)
Total	$3,273,838	$13,153,956	$10,666,178

Accounts receivable primarily consisted of accounts receivable arising from provision of freight forwarding services to customers. Our net accounts receivable increased from approximately USD 3.3 million as at December 31, 2019 to approximately USD 13.2 million as at December 31, 2020, which was in line with the increase in revenue for the year. The balance decreased from approximately USD 13.2 million as at December 31, 2020 to approximately USD 10.7 million as of June 30, 2021, which was mainly due to more settlement from our customers around the second quarter of 2021.

The following table sets forth the average accounts receivable turnover days for the years and period indicated:

	As of December 31,		As of June 30,
	2019	2020	2021
Average accounts receivable turnover days (Note)	78	46	41

Note: Average accounts receivable turnover days are calculated based on the average of the beginning and ending gross balance of accounts receivables for the year/period divided by the revenue for the year/period and multiplied by the number of days in the year/period.

We generally grant a credit period of within 45 days after customers received services provided by us. The average accounts receivable turnover days remained relatively stable at 78 days, 46 days and 41 days in FY2019, FY2020 and 6M2021, respectively, which were in line with our general credit period granted.

Amounts due from related parties

Amounts due from related parties represented advances to related parties by us and general and administrative expenses paid by us on behalf of the related parties, which are non-trade, unsecured, non-interest bearing and repayable on demand.

Prepayments and other current assets

Prepayments and other current assets mainly represented rental deposits for our offices and warehouse, and deposits for utilities. Our prepayments and other current assets increased from approximately USD 0.1 million as at December 31, 2019 to approximately USD 1.1 million as at December 31, 2020 and from approximately USD 0.3 million as at June 30, 2020 to approximately USD 1.2 million as at June 30, 2021, mainly due to the rental deposit for our offices in Kwai Chung made in the second half of 2020.

Property, plant, equipment, net

During the years ended December 31, 2019, 2020 and the 6M2021, our property, plant, equipment mainly represented leasehold improvements, machinery and equipment, motor vehicles and furniture and fixtures. As of December 31, 2019, 2020 and June 30, 2021, the net book value of property, plant, equipment amounted to approximately USD 0.1 million, USD 0.4 million and USD 0.3 million, respectively. The increase in property, plant, equipment from approximately USD 0.1 million as of December 31, 2019 to approximately USD 0.4 million as of December 31, 2020 was primarily due to the acquisition of two x-ray screening equipment of approximately USD 0.2 million during the year.

Right-of-use assets

During the years ended December 31, 2019, 2020 and the 6M2021, our right-of-use assets mainly represented our leases for office space, warehouse and photo-copy machineries. The net book value of our right-of-use assets amounted to approximately USD 0.8 million, USD 0.3 million and USD 0.8 million as of December 31, 2019, 2020 and June 30, 2021, with corresponding lease liability of approximately USD 0.8 million, USD0.3 million and USD 0.9 million, respectively.

Equity method investment

Our equity method investment represented the investment in 30% of the equity interest of Business Great Global Supply Chain PTE. Limited, a limited company incorporated in Singapore. As Business Great Global Supply Chain PTE. Limited became dormant in FY2020, the equity method investment was fully impaired during the year.

Investment in equity securities

Our investment in equity securities represented the investment in equity securities listed in Hong Kong, the fair value of which were determined by reference to the public available quoted market price.

Short-term bank loans

Our short-term bank loans primarily consisted of guaranteed bank loans and secured trade financing loans which are repayable within one year. In FY2019, FY2020 and 6M2021, the average annual interest rate was approximately 5.0%, 2.5% and 1.4%, respectively.

Accounts payable

Accounts payable primarily consisted of trade payables arising from the procurement of cargo spaces from suppliers. Our accounts payable increased from approximately USD 2.6 million as at December 31, 2019 to approximately USD 13.2 million as at December 31, 2020, which was in line with the increase in freight charges payable to suppliers during the year. The balances decrease from approximately USD 13.2 million as at December 31, 2020 to approximately USD 10.9 million as at June 30, 2021, which was due to more settlement made to suppliers during the second quarter of 2021.

The following table sets forth the average accounts payable turnover days for the years and period indicated:

	As of December 31,		As of June 30,
	2019	2020	2021
Average accounts payable turnover days (Note)	48	38	39

Note: Average accounts payable turnover days are calculated based on the average of the beginning and ending accounts payable for the year/period divided by the cost of revenue for the year/period and multiplied by the number of days in the year/period.

We were generally granted by suppliers a credit period of within 45 days. The average accounts payable turnover days remained relatively stable at 48 days, 38 days and 39 days in FY2019, FY2020 and 6M2021, respectively, which were generally in line with the general credit period granted by suppliers.

Amounts due to related parties

Amounts due to related parties represented general and administrative expenses paid by the related parties on behalf of us, which are non-trade, unsecured, non-interest bearing and repayable on demand.

Other payables and accrued liabilities

Other payables and accrued liabilities mainly represented the provision for staff bonus and accrued administrative expenses. Our other payables and accrued liabilities increased from approximately USD 0.2 million as at December 31, 2019 to approximately USD 0.6 million as at December 31, 2020 mainly due to the increase in provision for staff bonus as we achieved favorable results in FY2020. The balance decreased from approximately USD 0.6 million as at December 31, 2020 to approximately USD 0.3 million as at June 30, 2021 mainly due to the decrease in provision for staff bonus as the balance as at June 30, 2021 represented the provision for staff bonus for a period of six months as compared to a period of one year for the balance as at December 31, 2020.

Commitments and Contractual Obligations

(1) Pledged collateral for bank loans

As of December 31, 2019, 2020 and June 30, 2021, the Company pledged its fixed deposit of approximately USD 0.7 million, USD0.6 million and USD0.8 million for loans and trade financing secured from DBS Bank (Hong Kong) Limited. These loans are secured by (i) guarantee issued by Hong Kong Mortgage Corporation Limited, (ii) personal guarantee of the director of the Company, and (iii) certain properties owned by the director of the Company.

(2) Lease liabilities

The following table sets out the breakdown of the aggregate annual lease liabilities as of June 30, 2021:

Years ending June 30	Amount
USD
2022	$472,809
2023	332,693
2024	82,854
2025	12,023
2026	-
Thereafter	-
Total lease payments	$900,379
Less: imputed interest	(45,754)
Total operating lease liabilities, net of interest	$854,625

Rent expense is recognized on a straight-line basis over the terms of the operating leases accordingly and the Company records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability.

Off-balance Sheet Commitments and Arrangements

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Industry

The Freight Forwarding Service Value Chain

The value chain for the integrated freight forwarding industry includes upstream carriers, midstream freight forwarders, and downstream consigners. We operate as the midstream integrated freight forwarder, as the intermediary connecting the upstream carrier and the downstream consigners.

Upstream carriers serve to transport goods, which include airlines, ocean vessel companies, and ground transportation companies. Most of the time, carriers will directly contact and engage with midstream freight forwarders. Midstream freight forwarders’ main task is to arrange for and manage shipments. In the midstream, freight forwarders serve consigner at the origin and at the destination of the shipment throughout the entire logistics operation. Using air cargo as an example, prior to delivery, the freight forwarder will arrange flight bookings, cartage for crating and consolidation facility and delivery to airport at the origin for loading. The service continues when the cargo arrives at the cargo terminal of its destination where agency or partner of the freight forwarder will provide services including crate breakdown, storage, distribution and delivery to the consignee through warehousing and land freight transportation services providers. Freight forwarders book either the whole or part of the cargo space made available by carrier. Downstream consigner is a party that initiates the movement or transport of goods, such as trading companies, wholesalers, distributors and manufacturing companies. Consigners usually have no in-house means to complete shipments by themselves and entrust freight forwarders with the shipment and any other related services, such as customs clearance, storage, warehousing solutions, and door-to-door delivery to the designated intended consignee.

It is an industry norm for the freight forwarders to consolidate/co-load the shipments with other market players, by ride sharing of the freight transports which involve sharing space on the same transportation vehicle (e.g. ships or flight etc.) by one or more freight forwarders and splitting the fare of the trip. The freight forwarders are able to consolidate truckload (TL) with less-than truckload (LTL) shipments or multiple LTL shipments or TLs to make co-loaded shipments. The benefits of co-loading include the splitting of the freight charges of the trip among other freight forwarders and thus saving cost.

Integrated Air Freight Forwarding Industry Market Overview

The dominant majority of our revenue is derived from our integrated air freight forwarding services. Typical products transported via air freight forwarding services include high-value and time-sensitive products such as high-tech products, electronics, jewelry, pharmaceuticals, and fresh foods. According to the China Insights Consultancy (CIC) Report (the “CIC Report”), as of 2020, the total market size for the global freight forwarding and logistics industry measured in terms of overall logistics expenses was around USD9.1 trillion. The Asia Pacific region occupied the largest proportion of the global market for logistics in 2020 (USD3.9 trillion in 2020, accounting for approximately 42.9% of total logistics expenses worldwide), followed by North America (22.3%) and Europe (18.2%).

The total revenue of the freight forwarding and logistics industry has been on the rise. According to CIC, the total revenue for the air freight forwarding industry expanded from USD73.7 billion to USD133.6 billion between 2016 and 2020, representing a Compound Annual Growth Rate (CAGR) of 16.0%. It is expected that this number will continue rising between 2021 and 2025, reaching USD 212.8 billion by 2025, representing a CAGR of 9.8%. The robust growth expansion of air freight forwarding service between 2016 and 2020 is mainly attributable to the rapid growth in international air freight volumes as a result of the recovery of the global economy. From 2020 to 2025, despite the ongoing COVID-19 pandemic, the total revenue for the integrated air freight forwarding industry is anticipated to follow a trend towards continued growth, which reflects the following factors: 1) freight rates have increased significantly due to a severe shortage of cargo capacity resulting from the COVID-19 pandemic; 2) a projected rising demand for cross-border e-commerce worldwide; and 3) fiscal and monetary policy support from the governments of major economies that is expected to help bolster economic growth which will therefore have a positive impact on international trade activity.

Integrated Air Freight Forwarding Industry in Hong Kong

Located at the center of Asia-Pacific region, Hong Kong has a long history as a logistics hub in Asia. Hong Kong has the geographic advantage of being in the center of global cargo and transport routes via land, sea, and air, making it an unparalleled supply chain destination. Hong Kong is also well regarded as a gateway between China and oversea countries, approximately 46.6% of Hong Kong’s exports were of China origin and approximately 45.1% of were destined for China in 2020. Hong Kong has been benefiting from its status of a free port, which pursues a free trade policy and does not maintain barriers on trade nor charge tariff on import or export of goods, and its mature logistics value-chain and well-developed common law legal system.

According to a survey conducted by the World Economic Forum in 2019, Hong Kong International Airport is one of the two most efficient airports in the world based on factors such as flight frequencies, punctualities and handling charges. It was ranked the world’s busiest cargo airport by Airports Council International in 2021, occupying the top spot for ten consecutive years. According to the CIC, cargo throughput of Hong Kong International Airport (HKIA) in 2021 rose by 12.5% year on year to 5.0 million tons, exceeding the 4.8 million tons recorded in 2019, the year before the outbreak of COVID-19. The number of cargo flights surged to an all-time record of 82,935 in 2021, a year-on-year increase of 19.8%. Monthly cargo throughput also reached a new monthly high in November 2021. The strong momentum of peak cargo demand in November 2021 carried into December despite flight reductions due to the emergence of the Omicron variant. In December 2021, HKIA handled 477,000 tons of cargo, representing year-on-year growth of 8.6%. The growth in cargo throughput in December was mainly attributed to 18% year-on-year growth in trans-shipments.

Between 2016 and 2020, the revenue of Hong Kong’s integrated air freight forwarding industry grew from HKD40.9 billion to HKD 60.9 billion, representing a CAGR of 10.5%. Such growth was mainly driven by: 1) the increasing air cargo re-export volume of products manufactured in China such as electrical machinery and parts, telecommunications, sound equipment, office machines and automatic data processing machines, etc.; 2) rising import and export activity stimulated by the development of cross-border e-commerce industry globally, especially regarding the products manufactured in China mainly exported to other countries through Hong Kong by air.

Due to the COVID-19 pandemic, most airlines have suspended partly or all services, especially services for passenger flights, which subsequently caused the disruption in air transportation, short supply of cargo space and the surge in the price of air cargo space. However, the growth in price of the integrated air freight forwarding industry has significantly driven the size and revenue of the integrated air freight forwarding industry in Hong Kong. Despite the impacts of the COVID-19 pandemic, the total revenue of the Hong Kong air freight forwarding industry increased from USD 5.59 billion (HKD43.6 billion) in 2019 to USD 7.81 billion (HKD 60.9 billion) in 2020, and expected to reach USD 12.27 billion (HKD 95.7 billion) in 2021; and the total revenue of Hong Kong air freight forwarding industry is expected to reach approximately USD 12.30 billion (HKD95.9 billion) in 2025, representing a CAGR of around 9.5% between 2020 and 2025.

[2]	https://www.travelnewsasia.com/news22/271-HongKongAirport.shtml

Market size of integrated air freight forwarding industry in terms of total revenue, Hong Kong, 2016-2025E

Sources: Census and Statistic Department of the Hong Kong Government, China Insights Consultancy.

Integrated Air Freight Forwarding Logistics Industry in the United States

One of our growth strategies is the expansion to the United State market. According to the CIC report, due to the recovery of global economy and the prosperity of cross-border e-commerce, the total revenue of the integrated air freight forwarding industry in the U.S. increased from USD8.2 billion in 2016 to USD17.0 billion in 2020.

The U.S. is the world’s economic and technological center with a strong export capacity for a wide range of high-tech products, such as semiconductor chips and precision instruments. Meanwhile, consumer goods including electronic products are the main types of products are exported from the United States. According to the CIC Report, between 2016 and 2020, total revenue of the integrated air freight forwarding industry in the U.S. grew from USD 8.2 billion to USD17.0 billion, representing a CAGR of 20.0%. The growth of the integrated air freight forwarding market size in the U.S. is mainly attributable to the following factors: 1) the recovery of global economy; 2) development of cross-border e-commerce; 3) the increasing volume of exports, especially considering the increasing demand for high-tech products, with the ongoing trend towards the reshoring of manufacturing. From 2020 to 2025, it is expected that the market size of integrated air freight forwarding services will continuously increase to USD30.4 billion, representing a CAGR of 12.3%.

Driven by the increasing price of integrated air freight forwarding, total revenue has increased significantly, while the service cost was related to the volume of cargos, leading an increase in gross profit margin from approximately 5% in 2016 to approximately 15% in 2020.

Market size of integrated air freight forwarding industry in terms of total revenue, the U.S., 2016-2025E

Sources: U.S. Bureau of Transportation Statistics (BTS); China Insights Consultancy.

Market Drivers

An increase in the international trade volume by air and continuous improvement in airport infrastructure in Hong Kong and the United States.

The air freight forwarding industry is highly dependent on the volume of cargo transported. As globalization deepens and cooperation between countries is enhanced, freight tends to travel increasingly longer distances. Rising disposable income, increasing demand for the timeliness, as well as the continued increase in the number of airports globally open to air cargo transportation have contributed to growing volumes of air freight cargo.

Hong Kong International Airport, as the prominent trans-shipment hub of Asia and Greater China, is currently under expansion. The third runway of Hong Kong International Airport was completed and plan to open in 2022, which will largely boost the capacity of cargo throughput. Combined with the opening of the Hong Kong-Zhuhai-Macao Bridge, it will further drive the development of the air freight forwarding industry in Hong Kong and enhance the trans-shipment hub status of Hong Kong International Airport. Also, according to the Construction and Mainland Affairs Bureau of Hong Kong Government, land has been reserved in the South Cargo Precinct of the Hong Kong International Airport to support the growth in trans-shipment, cross-boundary e-commerce and high value-added air cargo business, and facilitate the development of air cargo industry. The expansion works will increase the handling capacity of the express air cargo terminal by 50% in 2022. According to Hong Kong’s 2020-2021 budget plan, the Hong Kong government set aside HK$5 billion (US$642 million) for redevelopment of the air mail center at the Hong Kong International Airport, which aims to be completed as soon as 2024-2025. Additionally, the new plan also implements a US$44 million subsidy pilot program, allowing third-party logistics providers to receive subsidies, thus further driving the development of air freight forwarding logistics industry in Hong Kong in the future.

Furthermore, the United States has a well-developed air infrastructure system nationwide. Five of the top 10 airports in terms of cargo throughput in 2020 were located in the U.S. Meanwhile, the U.S. had the largest-sized freight fleets in the world so far. The U.S. government has launched a series of programs under the Airport and Airway Improvement Act of 1982 to provide subsidies for improving airport infrastructure and supporting airline companies to purchase more cargo aircraft.

Global Economic Recovery and the Increase of Global Trade Volume Propel the Demand for Global Freight Forwarding Services

Due to the impacts of the China-U.S. Trade War and the COVID-19 pandemic, the global trade volume underwent a decrease between 2019 and 2020. However, given the effectiveness of pandemic control worldwide and the strong economic stimulus provided by the U.S. fiscal policy, there has been a significant expansion in overall international trade. According to CIC report, the growth rate of the trading value between China and the U.S. is expected to be 22.1% between 2020 and 2021.The global trading value is expected to recover back to the level seen prior to the pandemic and continuously grow by 2025.

The tariff imposed during the China-U.S trade war has limited effect on the export of the e-commerce goods from the PRC to the U.S. and does not materially affect the cost for downstream U.S. e-commerce retailers as the U.S. e-commerce retailers may slightly increase the selling price of the products to their customers. Given that most merchandises of international trade, especially the goods trading between China and the U.S., are serviced by the freight forwarders, the ongoing growth in worldwide trade is anticipated to continue propelling the growth of the integrated air freight forwarding industry.

Growth of the domestic and cross-border e-commerce market globally, especially in China, Hong Kong and the United States, stimulates the demand for integrated air freight forwarding services

In addition to the expansion of distribution networks through e-commerce platforms like Amazon and Alibaba, there have been increasing number of market players in the retail industry utilize online platforms in their sales and marketing strategy. The e-commerce platform is projected to continue growing and become one of the major global sales channels. While most online shopping is done domestically, cross-border e-commerce is growing rapidly as consumers seek out a wider selection of products and better prices. Millennials and Generation Z have also arisen to become the new growth engine for the sale of high-tech and luxury products. Their comfort with the internet has resulted in luxury brands increasingly embracing the digitalization of their retail operations.

According to CIC, online retail sales as a share of total retail sales escalated by 3% points in 2020 (from 16% in 2019 to 19% in 2020) in several countries. Between 2016 and 2020, the number of cross-border e-commerce shoppers worldwide increased from approximately 200 million to approximately 450 million, representing a CAGR of 22.5%. Although COVID-19 has caused an unprecedented negative impact on the worldwide economy in 2020, it has favored and speeded up the further growth of the e-commerce sector because lockdowns, quarantines and social distancing boost demand for online shopping and express delivery services. Moreover, this number is anticipated to increase even further to reach approximately 843 million by 2025. This rapidly growing customer base will therefore provide a solid foundation for cross-border e-commerce transactions in the years ahead. Given the nature of online retail merchandise, the transportation of online consumer goods is time sensitive, which is mostly completed by airways. The growing online shopping and cross-border e-commerce are expected to stimulate the demand for integrated air freight forwarding services.

According to the CIC, Asia Pacific’s e-commerce sales are expected to reach USD 2 trillion by 2025. China dominates the Asia’s increased ecommerce landscape for more than half of all e-commerce in the region. Driven by strong domestic consumption in China and the growing access to international brands to meet this demand, China has become a key growth engine of the global cross-border e-commerce market. China also has long served as a major manufacturing center for global supply chain for its export to satisfy overseas consumer market. According to CIC, the transaction value of cross-border e-commerce in China has continued to rise from 2016 to 2020, from RMB6.7 trillion to RMB12.5 trillion, representing a CAGR of 16.9%. It is expected the transaction value of cross-border e-commerce in China will reach RMB 23.4 trillion by year 2025.

Hong Kong

Hong Kong, as a regional hub for import and export of China, China’s fast growth and strong performance of cross-border e-commerce industry are expected to further propel the demand for Hong Kong’s global air freight forwarding services. Benefiting from the free trade policy, Hong Kong is a free port, which means no tariff is charged on import or export of goods. Hong Kong is also transit center of cross-border e-commerce in Asia. Hong Kong connects mainland China and other Southeast Asia countries. More global online stores, especially the merchants in mainland China, establish their distribution centers and purchase centers in Hong Kong. According to CIC, the online retail sales value in Hong Kong increased from HKD17.3 billion in 2016 to HKD49.5 billion in 2020, representing a GAGR of 30.1%. It is expected to sustainably expand and reach HKD91.0 billion by 2025. The Hong Kong integrated air freight industry for high-end fashion products is expected to increase to approximately HK$7.5 billion in 2024, for an average CAGR of around 1.6% between 2019 and 2024. The air freight forwarding industry in Hong Kong is expected to sustain growth with the rising online retail sales value in Hong Kong attributable to the development of e-commerce, and increasing transaction value of cross-border e-commerce in mainland China.

United States

The integrated air freight forwarding industry in the U.S. has driven by the development of cross-border e-commerce, which satisfies global consumers’ demand for purchasing goods made in the U.S., especially the high-tech products. The U.S. has many high-tech industries, such as semiconductor chips and medical devices. High-tech products have high requirements on the transportation environment and timeliness, and thus the high-tech products need to be shipped by air transportation. The export value of high-tech products in the U.S. increased from USD92.9 billion in 2016 to USD108.3 billion in 2020, representing the growing demand for products manufactured in the U.S. which stimulated the industry of integrated air freight forwarding. Due to the fact that integrated air freight forwarding is the most convenient and effective way to transport these goods of e-commerce trades, the market size of integrated air freight forwarding industry increases along with the growth of export volume of e-commerce in the United States.

Import to the U.S. through cross-border e-commerce is also driven by strong domestic consumption in the U.S. and the growing access to international brands by U.S. consumers, the U.S. consumer market has become a key growth engine of the global market. In particular, cross-border e-commerce enables closer ties between the U.S. and countries across the world. Following the prosperity of cross-border e-commerce, as the key component of multimodal transportation, the demand for air freight transportation will also increase.

Hong Kong’s Free Trade Agreements (FTA) with Eight Countries and Hong Kong’s significant merchandise trade with ASEAN countries.

The FTAs between Hong Kong and China and a number of other foreign countries has strengthened the trade relationship in goods and services and facilitated the long-term trade development between Hong Kong and other economies. The growing trade volume has laid a solid foundation for the development of the freight forwarding industry in Hong Kong. In March 2019, Hong Kong and Australia signed a new Free Trade Agreement (HKAFTA) and a complementary Investment Agreement (IA). Furthermore, as the FTAs with Laos, Myanmar, Singapore, Thailand and Vietnam enter into force in June 2019, Malaysia in October 2019, the Philippines in May 2020, and Indonesia in July 2020. These FTAs have been extending Hong Kong’s FTA network to cover all major economies in Southeast Asia, and enhances trade flows between Hong Kong and ASEAN, and thus, further driving the development of the integrated air freight forwarding industry in Hong Kong.

The ASEAN bloc is Hong Kong’s 2nd largest merchandise trade partner. The total merchandise trade between Hong Kong and ASEAN amounted to HKD1,033.9 billion (USD 133.3 billion) in 2020, representing 12.6% of Hong Kong’s global merchandise trade that year, while registering an annual average growth rate of 5.5% per annum between 2016 and 2020. Southeast Asia and South Asia are playing increasingly vital roles in the integrated air freight forwarding industry. Export trade activity is expected to increase in these regions as they are establishing to become another global manufacturing hub for fashion products. The consumption power of consumers living in these regions have increased gradually over the years, showing stronger demands for high-end fashion products. Hong Kong’s integrated air freight forwarding industry is likely to benefit from this development for its advantageous location as well as its high level of sophistication and maturity as a major logistics hub.

Market Challenges

The Trade Frictions and Global Political And Economic Instability

Due to the volatile macro trends around the world, freight forwarders are facing many political and uncertainties. The demand for the integrated air freight forwarding industry in the U.S. and Hong Kong is highly correlated with the global merchandise trade, which is affected by the global economy. The ongoing U.S.-China trade dispute since 2019 brings pressure to global trading activities and causes uncertainties for the global economy and the global trade landscape. Under the complex and volatile situation of the ongoing COVID-19 pandemic, the proliferation of non-tariff measures, a growing dependence on certain commodities, the uneven development of the digital economy, rising geopolitical tensions, a looming climate crisis and the ongoing WTO reform disputes, international trade has encountered a variety of challenges.

The imports and exports of impacted merchandise are expected to decrease between China and the U.S., attributable to additional tariffs imposed by both the Chinese government and the U.S. government that have increased the procurement costs of impacted merchandise. The reconfiguration of supply chains for impacted merchandise to avoid additional tariffs by transferring manufacturing bases from China to other developing countries such as Vietnam, Cambodia, etc., which may permanently shift trade flows. Meanwhile, the China-U.S. trade dispute is expected to increase the volume of shipments from China to Europe in the short term. However, the uncertainties arising from the China-U.S. trade dispute and the disruption of the global supply chain will negatively impact the outlook for the global economy and hinder the growth of the freight forwarding industry in the years ahead.

Despite the ongoing disputes over the two nations, material change of the relations between the U.S. and the PRC is not expected in the short run, given their mutual reliance in trading activities and international affairs. Moreover, most of the commodities affected under the tariffs are industrial products and industrial raw materials. The tariff has limited effect on the export of the e-commerce goods from the PRC to the U.S. and does not materially affect the cost for downstream U.S. e-commerce retailers as the U.S. e-commerce retailers may slightly increase the selling price of the products to their customers. As most of the e-commerce products imported from the PRC are targeting the mass market, it is expected that the slight increase of the price will not materially affect the sales of said products. As a result, by cost transfer to downstream customers, U.S. and China e-commerce will not be significantly affected by the trade war and increased tariff.

Decreasing Profit Margin due to the Fluctuation of Fuel Price and Currency Exchange

As the largest part of the total cost in the integrated air freight forwarding industry, the freight price is determined by fuel price. Because of the limited stock of crude oil resources but increasing demand for fuel, the price of oil is expected to continuously rise in the future. It may decrease the profit margin of freight forwarders, due to the growth of freight costs. The profit margin of freight forwarders will be less with the unfavorable fluctuation on currency exchange. Unfavorable fluctuation in the currency exchange rate is likely to cause the growth of cost and decrease of revenue. Thus, the profit margin of freight forwarders will be affected.

Insufficient Labor Forces

The integrated air freight forwarding industry is a labour-intensive industry, and therefore labor shortages represent a major threat to the integrated air freight forwarding industry. The integrated air freight forwarders need specialized personnel to build efficient and reliable operational systems to consolidate cargo for air transportation services. According to the U.S. Bureau of Economic Analysis (BEA) and the CIC Report, in the United States, the number of workers engaged in the provision of air transportation, support activities for air transportation, freight transportation management and related industries decreased from 889,000 in 2016 to 871,000 in 2020, representing a negative CAGR of 0.5%. According to the Hong Kong Census and Statistics Department (HKC&SD), the average annual salary of labour force in freight forwarding industry in Hong Kong rose from approximately HK$316,400 in 2016 to approximately HK$380,300 in 2020, representing a CAGR of 4.7%. Under such condition, market participants in the freight forwarding industry of Hong Kong are confronted with an increase in labour costs, which tends to constrain the sustainable development of the freight forwarding industry.

Increasing Regional Competition and the industry consolidation and integration

The growing regional economic integration stimulates the global freight forwarders to enter the integrated freight forwarding market in Hong Kong, which have capital strength and a large customer base. They will eventually produce an impact on the local players in Hong Kong’s freight forwarding service market. Furthermore, the large transportation and logistics companies usually cooperate with freight forwarders to provide services to their customers. However, they are now pursuing a one-stop service strategy for the customers. In order to achieve that, they are acquiring small freight forwarders to achieve economies of scale, as well as to own the customer relationships.

Competition Landscape

The freight forwarding and logistics industry is highly fragmented and has low barriers to entry compared to other industries.5 We compete with freight forwarders of different sizes, ranging from global leading participants having their own global network of offices and transportation fleet, to small- and medium-scaled freight forwarders like ourselves. We believe that our competitive strengths, details of which set out in the paragraph headed “Competitive Advantage” in this section, distinguish us from our competitors.

According to the CIC Report, in 2020, the integrated air freight forwarding market in Hong Kong has over 1,000 market participants. There are two tiers of freight forwarding companies in Hong Kong. Tier 1 players are the leading participants in the industry, with approximately 20 players, accounting for approximately 45.0% of total integrated air freight forwarding market in terms of revenue in Hong Kong in 2020. They are mainly multinational enterprises with global network of offices and own transportation fleets and have long-term relationships with international large carriers.

Apart from tier 1 players, tier 2 players are small- and medium-scale Hong Kong-based local enterprises like ourselves. These enterprises usually have a turnover of below HK$1.5 billion per year, but with deeper understanding of customers’ business nature and have long-term relationships with customers. There were over 1,000 tier 2 players in Hong Kong in 2020. The top 10 tier 2 market participants accounting for approximately 18.2% of total revenue of tier 2 air freight forwarders in 2020. Our group ranked the sixth among all tier 2 air freight forwarding companies with a market share of approximately 1.8% in 2020 in Hong Kong.

[5]	Id.

Impact of COVID on Freight Forwarding Market

Impact on Global Trade

COVID-19 pandemic in 2020 was an unprecedented disruption to world trade, as production and consumption levels across the world were scaled down due to measures to reduce the spread of the disease. As a result, global trade fell by 8.9% at the height of the pandemic in 2020, the steepest drop since the global financial crisis in 2008/2009.6

Despite the impacts of the ongoing COVID-19 pandemic, the world economy has generally followed the path towards a sustained recovery. According to the United Nations UNCTAD Global Trade Update (November 2021), global economy grew by 6.0% in 2021 and projected to grow 4.9% 2022, respectively, while China’s economy is meanwhile projected to grow by 8.1% and 5.7%. The global trade in goods was at a record in Q3 2021, reaching US $5.6 trillion. 2021 has turned out to be a strong year for global trade, demonstrating the market’s ability to bounce back from the downturn suffered from the pandemic in 2020. Overall, the total value of global trade has increased by about US$ 5.2 trillion relative to 2020, and about US$ 2.8 trillion relative to 2019, which represents an increase of 23% and 11%, respectively. Global trade in goods is set to reach an all-time high of US$ 22 trillion in 2021.

Impact on Air Freight Forwarding Market

The COVID-19 pandemic leads to the growth and opportunities in the air freight forwarding industry, together with the disruptions and challenges to the freight forwarding industry in managing numerous bottlenecks caused by social distancing and labor disruptions on top of lockdowns and the border closures that restricted the flow of goods. In summary, the impact of the COVID-19 pandemic on the integrated air freight forwarding services industry mainly comprises three aspects: 1) an exponential increase in freight prices; 2) strict COVID-19 prevention and control measures; 3) continued growth of air freight industry.

An Exponential Increase in Freight Prices

Due to the COVID-19 pandemic, most airlines have suspended partly or all services, especially services for international passenger flights, which account for about 50% of international cargo capacity. Such significant decrease in passenger flight movements led to short supply of air cargo space and increase in air freight price.

Furthermore, due to the huge increase in demand for COVID-19 prevention and control-related materials in 2020, almost all cargo planes in the world and many “passenger-to-cargo” planes were directed to China in order to transport materials. At the later stage in the pandemic, and due to the tightening of COVID-19 prevention and control measures, some cargo planes and most “passenger-to-cargo” planes encountered problems with prevention and control at airports. This in turn resulted in a renewed shortage of capacity and space, which in turn has caused a significant increase in international air freight rates. Between 2016 and 2020, the price of global integrated air freight forwarding increased from USD0.36 per ton/km to USD0.56 per ton/km. According to the CIC report, the air cargo space price index increased from 100.9 in 2016 to 153.4 in 2020, and it is expected to reach 189.6 by 2025. The peak of air cargo space price index will reach by 2022 at 208.3. The decline between 2022 and 2025 is primarily due to the increase of air cargo volume driven by the recovery of the global economy, and the COVID-19 pandemic is expected to slow down after 2022.

The price increase is also attributable to the following factors:

●	Shrink in labor supply for air freight forwarding and logistics industry due to the city lockdown and quarantine policies;

●	Due to the strict customs clearance, inspection and quarantine policies on cross-border goods, the efficiency of integrated freight forwarding industry had been significantly slowed down, even leading to port congestion; and

●	Growing demand for vaccination and sanitation supplies, such as vaccine and personal protective equipment, increased the transportation volume of air freight and promoted the global integrated freight forwarding industry.

[6]	Dickinson, R., & Zemaityte, G. (2021, December 13). How has Covid Affected Global Trade? Retrieved January 4, 2022, from https://www.bankofengland.co.uk/bank-overground/2021/how-has-covid-affected-global-trade.

Price of integrated air freight forwarding, Global, 2016-2025E

Source: China Insights Consultancy

High freight prices are conducive to the profitability of the main freight forwarding services in the short term, but in the long term will cause an imbalance between supply and demand, which is not conducive to the healthy and stable development of the industry. In the situation with unbalanced supply-demand relationship for air cargo space, the air freight forwarders that have close and stable relationships with airlines have the opportunity to purchase corresponding amount of air cargo space, thus achieving greater growth of revenue.

Continued Growth of Air Freight Industry

Despite the impacts of the ongoing COVID-19 pandemic, 2021 represents a year of recovery for the air freight industry. For example, global freight traffic reported a growth of 9.1% in September 2021 (compared to the freight traffic in September 2019). New opportunities have also arisen in the air cargo industry as many businesses began shifting their preferred method of transport from ocean to air to avoid long delivery times and delays. Furthermore, growing consumption and pressure on businesses to restock inventory will continue to support air cargo growth.

Strict COVID-19 Prevention and Control Measures

The civil aviation system in Hong Kong requires that frontline staff for international cargo strictly implement closed-loop management as well as the risk-graded management of inbound cargo, according to the different risk levels set for cargo handling, transferring, sorting, storage and other activities. These measures are effective for COVID-19 prevention and control, but at the same time they also place higher requirements on the ground security capacity of the airport, including for instance: (1) increasing the utilization rate for frontline security personnel at the airport and increasing manpower utilization; (2) introducing the need for more ground security equipment; (3) increasing the burden on hardware facilities such as international general cargo warehouses, refrigerated and frozen warehouses, and rest areas for frontline staff; and (4) necessitating improvements to the airport loading and unloading turnover rate to enhance the overall security capacity. However, whether this increased investment into personnel and equipment can adequately meet long-term development needs is presently unknown.

BUSINESS

Overview

We are a freight forwarding service provider headquartered in Hong Kong with networks across the globe. We conduct our operations through our Operating Subsidiaries in Hong Kong, Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited.

Our Operating Subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirement of our customers.

Our Operating Subsidiaries derive their revenue from air freight forwarding services and ocean freight forwarding services. For FY2019, FY2020 and 6M2021, their total revenue amounted to approximately USD 25.0 million, USD 84.6 million and USD 66.4 million, respectively. Most of the revenue is generated from the air freight forwarding services, which represented 87.8%, 95.7% and 95.8 % of the total revenue during FY2019, FY2020 and 6M2021 respectively as compared to 8.3%, 3.1% and 3.4% generated by the ocean freight forwarding services.

Our Operating Subsidiaries’ suppliers include airlines, freight forwarders and shipping liners for cargo space and other suppliers for logistics related services such as transportation and warehousing related services. Our Operating Subsidiaries procure cargo spaces directly from airlines and shipping liners as well as from other freight forwarders under different arrangements, including direct booking, block space arrangements, and flight charters. Through direct booking, the Operating Subsidiaries purchase cargo space from airlines, shipping liners and other freight forwarders without entering into any fixed-term agreements. The block space arrangements and aircraft charter arrangements would enable the Operating Subsidiaries to have a secured supply of cargo space to cater for the customers’ needs.

During FY2019, FY2020 and 6M2021, our Operating Subsidiaries had served more than 500 customers, including freight forwarders and direct customers (i.e. customers that are not freight forwarders who purchase cargo spaces from the Operating Subsidiaries and directly ship their consignments, for example, manufacturers which directly ship their products to their customers through purchasing cargo spaces directly from the Operating Subsidiaries, or buyers of goods which arrange shipment by themselves). Our Operating Subsidiaries are capable of securing cargo space from their suppliers to reach a wide range of destinations, offering routes to over 90 countries. The revenue of the freight forwarding services is mainly derived from air freight export shipments to regions such as North America, Europe and Asia. The following table sets forth a breakdown of the revenue derived from export freight forwarding services by regions of destination for the years indicated:

	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2020	2021
	USD	USD	USD	USD
			(Unaudited)	(Unaudited)
United States	10,590,049	58,778,872	21,566,337	47,936,535
Singapore	4,166,116	9,155,180	4,074,568	6,196,032
The Netherlands	1,536,619	1,979,750	628,750	2,112,847
United Arab Emirates	1,319,265	1,106,775	621,139	1,059,853
Others (Note)	5,897,563	12,059,771	3,573,169	8,383,529
Total export revenue	23,509,612	83,080,348	30,463,963	65,688,796

Note: Others represent a number of countries including, among others, Thailand, United Kingdom, France, etc..

The Operating Subsidiaries operate an asset-light, structurally flexible and scalable business model. The Operating Subsidiaries do not own or operate aircraft or vessels. Instead, the Operating Subsidiaries contract asset-intensive third-party carriers to ship freight on our behalf. This setup allows us to tailor our services to the customers’ needs by choosing among the various transportation methods and providers available. In addition, by not owning substantial physical assets such as planes and ships, the base fixed cost and capital expenditure requirements are limited, which allows us to scale quickly. The Operating Subsidiaries derive revenues from charging a spread over the carrier’s charge to us for transporting the shipment, in addition to charges for customs brokerage and other ancillary services that we provide. Due to larger volume of freight, and our control and ability to consolidate shipments, we are generally able to obtain lower rates per kilogram or container than the shipper would be able to procure by going directly to the carrier. Due to our experience in providing these services and our understanding of the global transportation network, we are able to provide our customers with highly effective and flexible solutions.

Investors in our Ordinary Shares should be aware that they are purchasing equity in PSI Group Holdings Ltd, the Cayman Islands holding company, instead of shares of the Operating Subsidiaries. Please refer to the information contained in and incorporated by reference under the heading “Risks Relating to Our Corporate Structure” on page 20 of this prospectus.

Corporate History and Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated entities, as of the date of this prospectus and after the initial public offering:

We commenced operation in 1993 with the establishment of PSIHK, a company incorporated under the laws of Hong Kong on May 27, 1993. Immediately before the restructuring transaction, 99.2% of PSIHK was held between Kin Yin Alfred, KWONG and Yee Kit, CHAN with the remainder 0.8% held by two independent individuals at 0.4% each. We established BGG under the laws of Hong Kong on November 11, 2016. Immediately before the restructuring transaction, BGG was 100 percent owned by Kin Yin Alfred, KWONG.

On March 11, 2022, PSI (BVI) Ltd and BGG (BVI) Ltd were incorporated under the laws of the British Virgin Islands. PSI (BVI) Ltd and BGG (BVI) Ltd are both wholly owned subsidiaries of the Company. PSI (BVI) Ltd holds 99.2% of PSIHK with the remainder 0.8% held by two independent individuals at 0.4% each. BGG (BVI) Ltd owns 100 percent of BGG.

On March 7, 2022, PSI Group Holdings Ltd, our current ultimate holding company, was incorporated under the laws of the Cayman Islands as part of the restructuring transaction in contemplation of this offering. In connection with its incorporation, in March 2022, we completed a share swap transaction and issued Ordinary Shares of PSI Group Holdings Ltd to certain of the then existing shareholders of PSIHK and BGG, based on their then respective equity interests held in PSIHK and BGG. PSIHK and BGG then became our 99.2% and wholly owned subsidiaries, respectively.

Our Services

As a freight forwarding service provider, we arrange the transportation of shipments, and source cargo spaces from our suppliers (airlines, shipping liners, and other freight forwarders) under different arrangements including direct booking, block space arrangements and flight charters and resells that space to our customers (from whom we receive and forward individual, unconsolidated shipments) at a lower price than they would be able to negotiate themselves for their individual shipments. Another objective is to secure capacity for our customers during times of high demand.

Generally, our services are divided into air freight forwarding services and ocean freight forwarding service:

Air Freight Services

The dominant majority of our revenue is derived from the provision of air freight forwarding services. It includes both import and export of goods and principally involves arranging shipment upon receipt of booking instructions from our customers, off-airport air cargo security screening, obtaining cargo space from cargo space suppliers (including airlines and other freight forwarders) and preparing the relevant documentations (such as customs clearance from origin of consignment). We also arrange ancillary logistics services to our air freight forwarding services (such as cargo pickup, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet our customer’s requirement. Our air freight forwarding services cover export shipments to over 90 countries.

Some of the air freight services we offer include:

●	Domestic, deferred, express and charter services, which gives our customers the ability to choose from a variety of options based on price and delivery speed;

●	Port to Port and Door to Door shipments, which gives our customers the option of separately managing post arrival services such as delivery or clearance;

●	Combination with our ocean freight services;

●	Air and transload shipping services, where arriving cargo is transferred from an airline container or pallet to trucks which will complete the delivery;

●	Transport of sensitive, perishable and refrigerated goods.

We engage various independent service providers for the provision of logistics services at the origin of the consignment, including cargo pickup, cargo handling at ports, x-ray screening, and the local transportation. As to the warehousing related services, including repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing, we engage third party service providers to serve as the warehouse operator to conduct the warehousing related services in the Tsing Yi Warehouse, under the supervision of our operation team.

The Tsing Yi Warehouse is also a Regulated Air Cargo Screening Facility (the "RACSF”), a facility which is able to conduct air cargo screening facility at an off-airport location. The Hong Kong Civil Aviation Department (CAD), pursuant to the International Civil Aviation Organisation (the “ICAO”) policy direction announced on September 1, 2016, requires the freight forwarders to gradually increase the screening percentage of known cargoes consigned by existing known consignors, which have not been validated by CAD to 100% in phases before the deadline imposed by ICAO (June 30, 2021). In light of this policy change, CAD has formulated the RACSF Scheme on October 30, 2018 to enable and regulate air cargo screening at off-airport locations, where interested industry operators such as freight forwarders and shared warehouse operators can conduct cargo screening operations in their off-airport premises by registering with the CAD to become a RACSF.

In response to the RASCF Scheme, we invested in and installed x-ray screening facilities in the Tsing Yi Warehouse; and registered as “Regulated Agent” under the Scheme, as a freight forwarder that is able to carry out the security controls of air cargo off-airport in our own premise, the Tsing Yi Warehouse, as approved by the CAD. For cost consideration, we engaged independent third party, Aviation Security Company Limited (AVSECO), as a screening service provider to provide qualified manpower (the security screeners) to perform cargo screening using our off-airport x-ray screening machines and facilities on site in the Tsing Yi Warehouse.

Our x-ray screening can handle bulk or palletized cargo screening, which facilitates the handling of large quantities of goods within tight schedules and minimize the chance of errors. The capability of providing off-airport air cargo security screening service enhances our efficiency and competitiveness within the freight forwarding industry. With the x-ray screening and related services being provided by us, we have further expanded the scope of our air freight forwarding services by providing off-airport air cargo security screening service to our customer, especially other freight forwarders who does not have in-house off-airport x-ray screening capabilities.

During the FY2019, FY2020 and 6M2021, we did not enter into long term written service agreements with these service providers and we did not experience any material non-performance incident or quality dispute with our service providers causing material disruption to our operation.

Ocean Freight Services

Our ocean freight forwarding services involve major steps similar to those in our air freight services. We procure ocean cargo space from shipping liners and ocean freight forwarders. We provide ocean freight consolidation, direct ocean forwarding, and order management services. We do not operate the vessels by which ocean transportation is provided. Same as our air freight forwarding services, we will arrange ancillary logistics and warehousing related services if required by our customer. During FY2019, FY2020 and 6M2021, the revenue from ocean freight forwarding services amounted to approximately USD 2.1 million, USD 2.6 million and USD 2.3 million, respectively, representing 8.3%, 3.1% and 3.4% of our total revenue, respectively.

Business Model

The following illustrates how we source cargo space from our suppliers (such as airlines, shipping liners or freight forwarders) and sell them to our customers (such as direct customers and freight forwarders):

Business Operation and Workflow

The Workflow of Freight Forwarding Services

The following workflow illustrates the general operation process of our air freight and ocean freight export shipments:

(1)	Providing quotation upon receiving the booking instructions

Our customers send booking instructions to us containing details such as shipping method, destination, type, dimension, weight and quantity of consignment and expected date of arrival. Upon receiving quotation enquiries from our customers, we will provide them with quotations according to the rates lists (based on weight of goods) provided by our suppliers plus a certain profit in unit of tonne.

(2)	Making a booking with our supplier

If our customers accept the quotations, we would make bookings with our suppliers by lodging a standardized booking form containing details of our customer’s booking. We will select our cargo space suppliers for each shipment by taking into account of various factors, such as rate, delivery schedule and availability of cargo spaces. We arrange cargo pickup from the customers if so requested.

(3)	Off-airport air cargo security screening

Once the shipment arrives at our Tsing Yi Warehouse, the cargo consignment will undergo cargo acceptance procedures (including documentation and appearance check). Upon completion of acceptance check, the cargo consignment will be screened through our x-ray screening facility.

We obtain a security screening receipt (which serves as a document proof that the cargo has been screened) from AVSECO (being the RACSF Operator) if the consignment has been cleared by security screening. The screened cargo consignment will then be further processed and secured against unauthorized access before being loaded onto trucks.

(4)	Consolidation/Co-Loading/Bulk

In general, we (i) consolidate cargoes from different customers at the designated warehouse in order to optimize utilization of cargo space (ii) co-load cargo with other freight forwarders, or (iii) handle the cargo in bulk. Consolidation is the process by which a number of consignments of goods of different weights, volumes and sizes are grouped or packed together in a unit load device for carriage in order to optimize utilization of cargo space on transportation vehicles (aircrafts or vessels). Co-loading refers to the sharing of space in a unit load device by one or more freight forwarders.

Pursuant to the block space arrangements and aircraft charter agreements, we are committed to paying the agreed cargo space irrespective of whether we could fully utilize the allotted space. In case our cargo space could not be filled up by our own direct shippers before a scheduled flight or vessel departs, we shall offer cargo space in excess to other freight forwarders in order to optimize the utilization of cargo space. On the other hand, in case other freight forwarders have empty space in their container, we may co-load with other freight forwarders and purchase their cargo space at a more competitive price, which allows us to reduce our cost of services. The benefits of co-loading include the splitting of the freight charges of the trip among other freight forwarders and thus saving costs. It is therefore common for the freight forwarders to co-load the shipments with other market players.

Palletization forms part of consolidation, whereby cargoes are bundled in a unit load device before they are loaded onto an aircraft. We engage contractor for palletizing cargoes at our Tsing Yi Warehouse. Our operation and warehousing team are responsible for monitoring the palletization at the warehouse. After being properly packaged with tamper-evident seals (or other means of protection against unlawful interference), the palletized air cargo consignments will be loaded onto trucks for transporting to the airport.

(5)	Preparation of Shipping Documents: Issuance of master airway bill/master bill of lading and Invoice

After a booking is acknowledged by our suppliers, our operation teams will prepare master airway bill (for shipment by air) or master bill of lading (for shipment by ocean) and cargo manifest before the shipment is loaded on board. Our operation teams will also issue an invoice and, when necessary, a house airway bill or a house bill of lading to our customer on the date when shipment is loaded on board the departing aircraft or vessel.

(6)	Pre-Alert

Our operation teams will send a full set of documents (including a copy of commercial invoice between shipper and consignee, packing list, master airway bill or master bill of lading and/or house airway bill or house bill of lading and cargo manifest) to the overseas freight forwarder agents or our customers for preparation of import customs clearance and cargo release to the consignee at respective destination of the shipments.

(7)	Delivery

In consistent with the market practice, it is usually the primary responsibility of our customers to prepare proper documentation for the relevant customs declaration before the cargo is delivered to or exported out of Hong Kong. However, upon request by our customers, we may assist our customers in the preparation of relevant customs declaration on their behalf. For the foreign customs clearance, it is usually for the consignee itself to perform, but we may also engage overseas freight forwarder agents to perform the customs clearance upon request of our customers.

In any case, our customers bear the primary responsibility to provide the purchase orders, commercial invoices, airway bills or bills of lading as supporting documents for the contents of the cargoes. For port-to-port shipment, upon arrival at the port of destination, our customer will arrange cargo pick up on their own. For door-to-door shipment, we will arrange transportation services for our customer through our overseas freight forwarder agents.

Procurement of Cargo Space

We procure cargo spaces directly from airlines, shipping liners or other freight forwarders suppliers under different arrangements, including (i) direct booking; (ii) block space arrangements; and (iii) aircraft charter arrangements.

During the FY2019, FY2020 and 6M2021 and up to the date of this prospectus, the routes of flights under our block space and aircraft charter arrangement mainly included the outbound flights from Hong Kong to North America and Southeast Asia. We believe that the abovementioned arrangements for the procurement of cargo space would enable us to have a secured supply of cargo space to cater our customers’ needs. During the FY2019, FY2020 and 6M2021 and up to the date of this prospectus, we did not breach our block space agreements and aircraft charter agreements with our suppliers, including terms relating to the commitment of paying agreed cargo space in any material aspect.

(i)	Direct booking

We purchase cargo space through direct booking from airlines, shipping liners and other freight forwarders without entering into any fixed-term agreements. Charges payable to airlines and other freight forwarders generally comprise freight charges, terminal handling charges, fuel surcharges, security charges and other miscellaneous items. For air cargo space sold to us, our suppliers typically charge us the chargeable weight of the cargo at prevailing market price; while for ocean cargo space sold to us, our suppliers typically charge the fixed price of a unit load device.

(ii)	Block space arrangement

Block space arrangements refer to a fixed term agreement for continuous reservation of cargo space with airlines for regular routing flights, while aircraft charter arrangements refer to procurement of cargo space with airlines for specific unscheduled flights. The procurement of cargo space under the block space arrangements and aircraft charter arrangements would enable us to have a secured supply of cargo space to cater for our customers’ needs.

We generally adopted a prudent approach in entering into block space agreements. We would enter into the block space arrangement based on our estimation on the customers’ demand on the cargo space to secure cargo space at an earlier stage. The block space agreements we have entered into allow us to procure a committed amount of cargo spaces from our suppliers for a particular period of time at pre-agreed price. Pursuant to the block space agreements, we are committed to paying the agreed cargo space irrespective of whether we could fully utilize the allotted space. The terms of each block space agreement entered with the suppliers may vary, but the salient terms of a typical block space agreement are shown below:

Duration:	Normally ranging from months to not more than one year.

Tonnage and rates:	An agreed level of cargo space (in terms of tonnage and/or space allocation) for each month to certain outbound routes or for certain flight schedules at pre-determined prices.

Liability:

If the allotted space is not fully utilised, we are still responsible to pay for: (i) freight charges (including other surcharges such as fuel surcharge and security surcharge) based on the agreed level of cargo space; or (ii) cancellation fee (in addition to other surcharges such as fuel surcharge), based on the agreed level of cargo space.

Deposit:	Some suppliers may require us to make a certain amount of deposit before the flight departure date.

From time to time, we would evaluate whether the pre-determined prices under the block space arrangement are more competitive than direct booking from our suppliers. If the pre-determined prices under the previous block space arrangement are found to be higher than the then freight charges through direct booking, we would not renew the block space arrangement with the suppliers or we may re-negotiate for a more competitive price.

(iii)	Aircraft charter arrangement

In contrast to regular routing flights which may require multiple connections and layovers, charter flights are characterized by its one-off nature and flexibility in terms of scheduling, routing and ports selection. A charterer(s) may rent a full charter by itself or partial charter through a consortium and decide on the departure/arrival time and destinations. Under aircraft charter arrangements, we purchase cargo space for a charter for a specified flight schedule and route at a charter price. The procurement of cargo space under aircraft charter arrangement generally contains the following salient terms:

Charter specification:	Routing, flight schedule, type or configuration of the aircraft, loading capacity/committed tonnage, charter price per chartered flight.

Payment terms and deposit:	The charter price shall be settled in full prior to the chartered flight departure date.

Cancellation fee:	Normally, 50% or 100% of the charter price (depending on the number of days between the cancellation date and the chartered flight departure date)

For FY2019, FY2020 and 6M2021, the routes of flights under our block space and aircraft charter arrangement mainly included the outbound flights from Hong Kong to North America and Southeast Asia.

Sales and Marketing

We have maintained close and stable business relationships with our existing customers. Our consistent business development effort, combined with the quality and reputation of our services will help us attract new customers.

Our sales team has been actively engaging prospective customers and managing existing customers, by leveraging our existing global networks and connections and local partnership which we have been cultivating since 1993. By words to mouth, our existing customer often refer new customers to us. Our Operating Subsidiaries are active members/user of Global Logistics Associates (GLA), JCtrans Network and WCAworld, three of the world’s largest network of independent freight forwarders; as their member/users, our name will be published in their journals and catalogues and be visible to potential customers. We believe that by being part of such renowned network of freight forwarders and other industry participants, we are able to reach out to an extensive network of suppliers and customers, thereby potentially diversifying and enhancing our supplier and customer base. We also actively participate in various trade fairs and exhibitions such as Asian Logistics, Maritime and Aviation Conference to efficiently promote its services to customers.

Pricing Strategy

We take into account the following factors in determining our final freight rates we charge our customers:

●	market supply of and demand in the cargo space;

●	shipment figure (weight and density of cargo);

●	business relationship with the customer;

●	freight charges (including purchase cost for cargo space and the surcharge such as terminal charges and fuel charges);

●	rates offered by our competitors;

●	the possibility of consolidation of cargo space or co-loading;

●	seasonality; and

●	any ancillary logistics services required.

Customer Services

Our customer service team handles general enquiries, complaints and feedback from customers. Our Directors confirmed that during the FY2019, FY2020 and 6M2021 and up to the date of this prospectus, we did not receive any material complaint or claim from our customers in relation to our services.

Seasonality

Our peak season is generally from October to December, which is driven by festive events and discount promotions such as Thanksgiving, Christmas and New Year’s Eve. Moreover, we recorded relatively lower volume of shipment and thus relatively lower revenue during Lunar New Year (normally in January or February) owing to fewer business activities of manufacturers and shippers in the PRC in Lunar New Year, resulting in a decrease in the demand of freight forwarding services. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performance. It is widely understood in the industry that these seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces. Since many of these forces are unforeseen there is no way for us to provide assurances that these seasonal trends will continue.

Our Employees

As of December 31, 2019 and 2020 and June 30, 2021, our Group had a total of 33, 30, and 33 full-time employees, respectively:

Department	Number of Employees as of June 30, 2021	As of December 31, 2020	As of December 31, 2019
Accounting	5	4	4
Air Freight Operations	15	13	10
Customer Services	2	2	3
E-commerce	-	1	-
HR & Admin	4	4	3
Management	2	1	3
Sales & Marketing	2	2	1
Sea Freight Operation	3	3	3
Warehouse	-	-	6
	33	30	33

We believe that we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our management considers our employees as key assets which play a pivotal role in our continuous growth. We believe that we maintain a good working relationship with our employees. During the FY2019, FY2020 and 6M2021 and up to the date of this prospectus, we have not experienced any major labor disputes, nor currently involves with any major labor dispute or claim against us.

Our Suppliers

Our suppliers mainly include (i) airlines, shipping liners and other freight forwarders for the supply of cargo space; and (ii) other ancillary services suppliers for logistics related services, warehousing services, local and overseas transportation services, and RASCF screening services.

For FY2019, FY2020 and 6M2021, our cost of revenue attributable to our largest supplier amounted to approximately USD 3.7 million, USD 13.3 million and USD 10.1 million, respectively, representing approximately 16.4%, 17.6% and 18.1% of our total cost of revenue of the corresponding period. The top five suppliers of the FY2019, FY2020 and 6M2021 accounted for approximately 53.9%, 47.8% and 52.1% of the total cost of revenue, respectively.

We select our suppliers based on the information of booking instructions from our customers (including destination, weight and quantity of consignment and expected date of arrival), the market supply of cargo space, quotations from the suppliers and our business relationships with the suppliers. There are many alternative suppliers available which are specialized in different destinations of export shipments in the market which can supply cargo space at comparable market prices, and thus, we will not have any difficulty in purchasing cargo space from alternative suppliers.

Other ancillary services providers

If required by our customers, we will arrange ancillary logistics services (such as cargo pickup, cargo handling, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing), in order to facilitate our provision of freight forwarding services.

We did not enter into any long-term written service agreements with any service providers during the FY2019, FY2020 and 6M2021 and we did not experience any material non-performance incident or quality dispute with our service providers causing material disruption to our operations.

Credit period

Our purchases of cargo spaces from airlines were generally with a short credit period while we provide our customers with a credit period up to 45 days. For the procurement of charter flights, we usually require full or partial payment in advance from customers. The payment for charter flights to airlines have to be made in full and in advance ranging from two to ten days before the departure of the flights. Purchases are settled with cheque and bank remittance.

Bank Guarantees

Depends on the amount of cargo and airline policies, freight forwarders may be required to provide bank guarantees in favor of airlines or shipping liners to secure purchases of cargo spaces. The requirement for bank guarantees to secure the performance of our obligations in favor of our suppliers varies across different suppliers. Bank guarantees are provided by our principal banks which would in turn require collaterals such as mortgage over properties or bank deposits to be pledged in favor of our banks.

Generally, where a bank guarantee is provided, our suppliers shall have the right from time to time by giving notice in writing to require us to increase the amount of guarantee if the cargo space purchased by us is greater than the existing guaranteed sum. Our bank guarantees are generally renewed on a yearly basis.

We have confirmed that during FY2019, FY2020 and 6M2021 and as at the date of the prospectus, no enforcement of bank guarantees was made by our suppliers against us.

Our Customers

Our customers include freight forwarders and direct customers (i.e. customers that are not freight forwarders and purchase cargo spaces from us and directly ship their consignments, for example, manufacturers which directly ship their products to their customers through purchasing cargo spaces directly from our Group, or buyers of goods which arrange shipment by themselves). During the FY2019, FY2020 and 6M2021, we transacted with over 500 customers, of which freight forwarders contributed to approximately 95.6%, 98.5%, and 99.0% of our total revenue for FY2019, FY2020, and 6M2021, respectively.

In line with the industry practice, we generally do not enter into any long-term agreement with our customers for freight forwarding services.

We generally do not have any specific agreement with our customers on liability for damage of goods during transit and we maintain FFL insurance policies against cargo transportation losses and freight forwarder errors and omissions. Please see the paragraph headed “Insurance” in this section for details of our insurance coverage. During the FY2019, FY2020 and 6M2021, we did not encounter any incident relating to liability for damage of goods of a material nature.

Our top five customers, based on revenue, accounted for approximately 34.7%, 61.0%, and 61.5% of our revenue for FY2019, FY2020 and 6M2021. The five major customers of FY2019, accounted for approximately 9.5%, 9.2%, 6.3%, 5.1%, and 4.6 % of our total revenues, respectively. The five major customers of FY2020, accounted for approximately 34.4%, 9.5%, 6.7%, 5.9%, and 4.5% of our total revenues, respectively. The five major customer of 6M2021, accounted for 39.6%, 6.3%, 6.2%, 6.0% and 3.4% of our total revenues, respectively.

Since we would purchase cargo space from other freight forwarders, and we would offer cargo space to freight forwarders in the process of co-loading, some of our suppliers and customers may overlap. For FY2019, FY2020 and 6M2021, a total of 116, 120 and 86 of our customers were also our suppliers (the “Overlapped Customers and Suppliers”) respectively.

Credit policy

For freight forwarder customers, except for the procurement of charter flights which we usually require full or partial payment in advance from customers, we generally grant an average credit period of up to 45 days. For direct customers, we usually demand for full settlement upon issuance of invoice. Our invoices are generally settled by cheque or telegraphic transfer in HKD, RMB or USD. The length of credit period granted varies on a case-by-case basis depending on the customer’s reputation and credibility, payment history and business relationship with our Group.

We periodically review the credit terms and our customer’s payment record and, if necessary, revise the credit terms granted to our customers after review. We also closely monitor any outstanding overdue amounts and take measures to collect any outstanding amounts. Save for the outstanding payment for a customer in FY2019, during FY2019, FY2020 and 6M2021, we did not experience any material difficulty in collecting payment from our customers.

Growth Strategies

We plan to grow our business by upgrading our current operations and information technology system as well as through the development of our service targeting the cross-border e-commerce market and the expansion to the U.S. market. With (i) the de-escalation of the U.S-China trade war from 2020 onwards, (ii) COVID-19 being effectively controlled, (iii) the continuous growth of cross border e-commerce, which is sufficiently huge to allow our Group’s expansion plan. We intend to leverage our achievements in air freight forwarding services by pursuing the following business strategies:

Enhance operational efficiency and quality

We plan to further enhance our operational capabilities and expand our capacity in the freight forwarding business. As our network has achieved critical scale, we will continue to enhance our technology infrastructure and synergies across our platform and the network with local partners to streamline our operations to lower transportation, labor and other operating costs. We will also continue to innovate and standardize operating procedures to enhance reliability, efficiency and service quality.

We will further expand our sales and operation team. We believe that our continuous business growth is attributable to the effort of our experienced sales team. With the organic growth of service and the contemplated expansion to the United States market, we intend to further expand our sales team in order to further our global marketing effort, especially in the United States market. To expand our sales and operation team, we intend to join career fairs in order to recruit suitable candidates with at least five years freight forwarding industry experience and with strong clientele network.

We will continue to hire, train and retain the best talent to reinforce our innovative culture. We will continue to invest in research and development and strengthen our technology infrastructure to enhance scalability, service quality and operational efficiency. We will introduce new services and solution to service the cross-border e-commerce, B2C services and door to door service, as a one stop service provider to capture more business opportunities and increase customer loyalty.

Enhancing our information technology system

We plan to enhance our information technology system in relation to freight forwarding services to improve our productivity and efficiency, better serve our cross-border e-commerce customers, and facilitate the forecast in customers’ demand and planning of sourcing cargo space.

We plan to develop a freight operations system which (i) provide integrated and real-time dynamic information; (ii) provide a user-friendly interface for our customers to log in to our system to check information of their freight bookings or cargo information; and (iii) is compatible to integrate with our warehousing system and the operation system of our customers (which shall be subject to the information technology service provider’s analysis on the system used by our customers and thus the feasibility of system integration).

With the enhanced information technology system that possesses the aforesaid additional features, we can collect, store, manage and interpret data from our business activities as it provides an integrated and continuously updated view of the core business processes by utilizing the enhanced system. We believe that the enhanced information technology system can precisely analyze customer profiles and behavior (such as categorization of their shipments, seasonal demand and historical booking pattern) based on comprehensive big data that strengthen our customer management and facilitate data analysis on our procurement of cargo space and forecast of customer demand. We also believe that the upgraded system could enhance workflow efficiency of the Group and facilitate our customers to handle and check with their shipments’ status, which in turn improves customer experience and encourages long-term business relationship with our customers.

Expand our service presence in the cross-border e-commerce market

We expect to expand our presence serving the prospering cross-border e-commerce market. Between 2016 and 2020, the number of cross-border e-commerce shoppers worldwide increased from 200 million to 450 million; and anticipated to increase even further to reach 843 million by 2025. Despite the negative impact of COVID-19 on the world economy, it has favored the further growth of the e-commerce sector because lockdowns, quarantines and social distancing boost demand for online shopping and express delivery services. Asia Pacific’s e-commerce sales are expected to reach USD2 trillion by 2025. The transaction value of cross-border e-commerce import and export in China has continued to rise from 2016 to 2020, from RMB6.7 trillion to RMB12.5 trillion; is expected to reach RMB23.4 trillion by 2025. Hong Kong, as a regional hub for import and export of China, China’s fast growth and strong performance of cross-border e-commerce industry are expected to further propel the demand for Hong Kong’s global air freight forwarding services. Please see “Our Industry – Market Driver – Growth of the domestic and cross-border e-commerce market globally, especially in China, Hong Kong and the United States, stimulates the demand for integrated air freight forwarding services.” The transaction value of cross-border e-commerce in the U.S. has continued to rise from 2016 to 2020, driven by the strong domestic consumption of the U.S. consumer market and the growing demand of the high-tech products exports from the U.S. (the export value of high-tech products in the U.S. increased from USD92.9 billion in 2016 to USD180.3 billion in 2020). Consumer products, especially high-tech products have high requirements on the transportation environment and timeliness, and thus stimulated the integrated air freight forwarding industry.

We plan to leverage our extensive delivery network and capabilities to strengthen our presence in the cross-border e-commerce market as a one-stop logistic service provider, by: (1) acquiring/leasing different types of warehouses in Hong Kong and the US, such as overseas bonded warehouses, distribution warehouses, logistic warehouses, and palletization warehouses; (2) upgrading our existing IT system to satisfy the demands of our customers; (3) developing logistical solutions to manage each step of the shipping of small parcels common in cross-border e-commerce B2C transactions; (4) expanding our network amongst the local partners in our target markets to increase our route portfolio and market coverage, and enhance our door-to-door small parcel delivery capacity.

Expanding our operation to the United States

According to the CIC Report, the air freight forwarding industry in the United States is prospering, recorded a growth at a CAGR of 20.2% from 2016 to 2020. It is expected that the U.S. air freight forwarding logistics market will continue to grow at a CAGR of 12.3% from 2020 to 2025. This indicates a vast business opportunity for us to expand our reach to customers who require export and import service from the United States.

Our revenue from freight forwarding services for export shipments to the United States contributed to approximately USD 10.6 million, USD 58.8 million, and USD 47.9 million for FY2019, FY2020 and 6M2021, respectively, representing approximately 45.0%, 70.7%, and 73.0% of our total export revenue of the corresponding period. We intend to take advantage of our existing market presence in the United States. We plan to establish offices and warehouses in the various major cities of the United States and enhance our cooperation and link-up with local postal office, such as USPS, FedEx, and DHL, to tap into new pool of customers who require air export freight forwarding services and to provide one-stop service.

Strengthening our market position by purchasing more cargo spaces in order to cater for our customers demand

With reference to the abovementioned market growth rate and our long-established experience in the freight forwarding industry, we believe that we are able to take advantages of the market opportunity presented by the prospering cross-border e-commerce market and our market expansion. As such, we plan to strengthen our capital base to finance our additional payment obligation and for provision of bank guarantee to airlines (which is a common industry practice) to purchase more cargo spaces in order to seize the growth opportunity and to cater the expected growth demand of our customers. We expect that our ability to fulfill customer demand, in particular, in the situation where air cargo space supply remains constant and the cargo space demand continuously increase, will render and strengthen our market position in the industry.

Pursue Strategic Alliances and Select Acquisition Opportunities

We aim to selectively form additional strategic alliances with overseas logistics companies and other partners that bring synergies with our business. We also plan to selectively pursue acquisitions, investments, joint ventures and partnerships that are complementary to our business and operations. We will continue to work with domestic and international partners to grow our globally coverage and broaden our service offerings in international markets. Through our Operating Subsidiaries, we target to further penetrate our existing markets by expanding our service offerings and enhancing our third-party logistics and fulfilment services, and expand into other countries and regions.

Competitive Strength

We believe that we can leverage our global presence and competence in air and ocean freight by collaborating with our customers to unlock value in their supply chains and together build smart and efficient end-to-end logistics solutions. Our competitive advantage include:

We have an experienced and dedicated team with extensive experience in freight forwarding and logistics industries.

Our management possesses extensive experience and in-depth knowledge in the freight forwarding industry and logistics industry. In particular, our Directors, Mr. Yee Kit, CHAN and Mr. Hok Wai Alex, KO, has more than 40 and 27 years of experience, respectively, in logistics and supply chain operations. Over the 28 years track record of our Group, our founder Mr. Chan has led us to adapt to the ever-changing global economy and challenges by establishing a sustainable and proven business model to position us to maintain a sustainable business and operation.

Our Directors are also supported by our senior management who has extensive industry experience in the areas including freight forwarding and logistics. With the experience and expertise of our management, we are able to maintain close relationships with our business partners and customers. Our Directors believe that this attributes to our way of success. Please refer to the section headed “Management’’ in this document for the background and experience of our executive Directors and senior management members.

The industry experience and knowledge of our staff give us a competitive edge over our competitors as we are able to efficiently cater for our customers’ needs and thus win our customers’ confidence in our services, which we consider essential to our long-term development in the freight forwarding industry and logistics industry.

We have established reputation in the industry

We commenced operation as a freight forwarder in 1993, giving us a track record of over 28 years. Over the years, we have accumulated an extensive network of suppliers and customers along the supply chain of cargo space. Our reputation within the network of the industry players is built upon our dedication to satisfy our customers’ needs.

Our quality of service has also been recognized as an accredited member of International Air Transport Association (IATA), which is a well-recognized association within the industry. It is an industry practice that airlines generally prefer offering cargo spaces to freight forwarders who are IATA accredited agents. In order to become an IATA accredited agent, an applicant has to, among other requirements, have at least two staff members who have attended training courses on handling dangerous goods. An applicant also has to submit its audited financial statements, insurance policies and sales reports on IATA member airlines for inspection by IATA to demonstrate that it has sufficient financial resources which is satisfactory to IATA.

Such accreditation also serves as an entry barrier to the freight forwarding industry as it takes time to build up the reputation in the industry. We also believe that by being part of such renowned network of freight forwarders and other industry participants, we are able to reach out to an extensive network of suppliers and customers, thereby potentially diversifying and enhancing our supplier and customer base.

We have comprehensive business network and stable business relationships with our suppliers.

We take pride in our ability to provide comprehensive routings that cater for the unique needs and requirements of our customers. Leveraging on our extensive experience in sourcing cargo space accumulated for over 28 years, we are capable of securing cargo space from airlines, shipping liners and other freight forwarders to reach a wide range of destination for over 90 countries.

During FY2019, FY2020 and 6M2021, we had stable business relationships with our suppliers who are mainly airlines and other freight forwarders. Our stable relationships with our suppliers and the extensive network with our business partner also enable us to continue to secure a stable supply of cargo space for our customers, which in turn further encourages customer loyalty, thereby strengthening our sales performance. Our diversified supplier network also minimizes the risks posed by reliance on a small number of suppliers and allows us to offer a wide portfolio of cargo routes at competitive prices for our customers and recommend the most viable route depending on their individual shipping needs. The diversified network distinguishes us from our competitors as maintaining such a network along the value chain requires years of efforts in building strong relationships with suppliers, which could be a major obstacle to new entrants.

We have established stable relationships with our customers.

We believe our established reputation and track record are important factors affecting customers’ choice over freight forwarders. During the FY2019, FY2020 and 6M2021, we provided freight forwarding services to direct shippers and other freight forwarders. We believe that it is important to continue to expand our customer base, and at the same time, maintain long-term business relationships with our customers by understanding their changing needs and catering for their unique requirements. Therefore, our sales team continuously communicates with our major customers to ensure our provision of services satisfies their delivery plans and logistics requirements.

We have maintained business relationships our largest customers and believe that this is an indication of the customers’ loyalty and recognition of our service quality. As such, we believe that even though we do not enter into fixed-term contracts with its customers, with our good reputation and track record, is able to retain existing customers and attract new customers.

In addition to our ability for the fast and accurate consolidation of the cargo from different customers to accommodate the cargo to the shipping standards of the airlines, our competence to provide tailored value-added services and customized distribution solutions, such as labelling, packing, reprocessing and local transportation, enable us to attract more customers in the high-tech products and Fast-Moving Consumer Goods (“FMCG”) industries.

Facilities and Property

Intellectual Property

On October 19, 2021, we applied to register “Profit Sail” in trademark classes** 16, 35, and 39; the trademark was registered on March 8, 2022. On December 14, 2021, we applied to register “PSI Group” in trademark classes** 9, 16, 35, 38, 39, 41, and 42; as of the date of this prospectus, the registration is still in process. On March 2, 2022, we applied to register “PS” in trademark classes** 16, 35 and 39; as of the date of this prospectus, the registration is still in process.

Country	Trademark	Application Date	Application Number	Classes	Status
Hong Kong		October 19, 2021	305775823	16, 35, 39	Registered March 8, 2022
Hong Kong		March 2, 2022	305894407	16, 35, 39	In Process
Hong Kong		December 14, 2021	305830876	9, 16, 35, 38, 39, 41, 42	In Process

Domain Names

We maintain a website at www.profitsail.com.

Real Property – Leases

We lease all of our facilities and do not own any real property. Our headquarters are located at Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. The lease will expire on April 30, 2024. We have also leased additional office space at Workshop Unit 4A, 11/F, Join-in Hang Sing Centre, 71-75 Container Port Road, Kwai Chung, New Territories, Hong Kong. The lease of the additional office space will expire on April 30, 2023.

In addition, we have leased Tsing Yi Warehouse as the warehouse space as of the date of the prospectus, located at Workshop No. A1 on the Ground Floor Tsing Yi Industrial Centre Phase I, Tsing Yi Town Lot No. 65, Tsing Yi Island, Hong Kong. The lease will expire on February 20, 2023. We believe that the facilities that we currently lease are adequate to meet the needs of our current operations, and that we will be able to obtain adequate facilities to accommodate our future expansion plans.

Equipment

At the end of June 30, 2021, the total current net worth of our equipment is around US $0.3 million. Our equipment consists of several categories: (i) warehouse operation machinery & tool, including two x-ray systems (Rapiscan Systems 628dv x-ray machine, Rapiscan systems 632dv x-ray machine), 4 Forklifts, and Air Cargo Pallets, and (ii) office equipment and furniture. The above two groups are applied in warehouse operations, x-ray scanning, and office operation.

Licenses and Regulatory Approvals

A summary of the laws and regulations applicable to our business and industry is set out in the section headed “Regulation” in this prospectus. We have obtained all the necessary licenses, permits and approvals that are material to our business during the FY2019, FY2020 and 6M2021 and up to the date of this prospectus, with details set forth below:

License/permit/approval	Holding entity	Issuing authority	Date of grant	Date of expiry
Radio Dealer License (Unrestricted)	PSIHK	Communications Authority of Hong Kong	August 1, 2019	July 31,2022
Irradiating Apparatus License	PSIHK	Radiation Board	April 29, 2021	April 28, 2023
Regulated Agent	PSIHK	Civil Aviation Department	February 14, 2000	--
Regulated Air Cargo Screening Facility	PSIHK	Civil Aviation Department	April 29, 2020	--
Textiles Trader Registration	PSIHK	Trade and Industry Department	October 29, 2018	October 28, 2022
Transhipment Cargo Exemption Scheme	PSIHK	Trade and Industry Department	January 1, 2019	December 31, 2023
Regulated Agent	BGG	Civil Aviation Department	July 20, 2018	--
Food Import or Distributor Registration	BGG	Food and Environmental Hygiene Department	January 12, 2021	January 11, 2024

Health, Work Safety, Social and Environmental Matters

Due to the nature of works in freight forwarding industry and logistics industry which often involve carrying heavy objects and usage of machinery, workers are constantly subjected to risks of accidents or injuries. To mitigate such risks, we have set out a series of workplace safety rules in the staff manual for our staff to follow. During the FY2019, FY2020 and 6M2021 and up to the date of this prospectus, there were no material accidents in the course of our business operation which gave rise to any claims and compensation paid to our employees. There were also no interruptions in our business which may or have had a significant effect on our financial position during the FY2019, FY2020 and 6M2021 and up to the date of this prospectus.

Due to the nature of our business, our operational activities are not subject to environmental obligations, and we did not directly incur any cost of compliance with applicable environmental protection rules and regulations. We expect that we will not directly incur significant costs for compliance with applicable environmental protection rules and regulations in the future.

Insurance

Pursuant to paragraph 16.1 of the Hong Kong Association of Freight Forwarding and Logistics Ltd Standard Trading Conditions (HAFFA STCs), we are not required to arrange any insurance except on express written instructions given by the customer and accepted by us in writing. We maintain Freight Forwarder Liability Insurance (also known as the Forwarder Protect Liability Insurance) policies against cargo transportation losses and freight forwarder errors and omissions. We are not liable for any damage or loss to our customers’ goods unless such damage or loss is caused by our negligence. We also maintain cargo transportation liability insurance policies against loss damage liability or expense of the shipments, if so requested by our customers. Where we are liable for the damage or loss to our customers’ goods, claims against us from our customers are covered by the Freight Forwarder Liability Insurance policies we maintain as described above. We also maintain insurance coverage of employee’s compensation and medical, office contents, business interruption and public liability insurance. We believe that the insurance coverage taken out by us is in line with industry norms in Hong Kong and is adequate and sufficient for our operations

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business.

We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings. As of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors— Risks Relating to Our Business and Industry—We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.”

Internal Control and Risk Management

In order to ensure compliance with applicable laws and regulations and related policies in different operational aspects, we have established and adopted an internal control system, covering areas such as, among other things (i) financial reporting; (ii) freight cost and expenditure; (iii) cash and treasury management; (iv) human resources management; (v) risk management; and (vi) conflict of interest. In addition, our Group has endorsed the staff handbook, internal control and corporate governance manual which require all Directors and employees of our Group to observe. We believe that our internal control system is sufficient and effective.

REGULATION

Hong Kong Regulations

As we conduct business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Regulations Relating to Our Business

Business Registration Ordinance

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”) provides for the registration of businesses in Hong Kong. Business includes any form of trade, commerce, craftsmanship, profession, calling or other activity carried on for the purpose of gain and also means a club. Every company incorporated in Hong Kong or non-Hong Kong company registered under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) is deemed to be a person carrying on business and is required to be registered under the BRO. Pursuant to the BRO, every person (a company or an individual) carrying on a business in Hong Kong, other than those specifically exempted, shall make a business registration application to the Commissioner of Inland Revenue within one month of the commencement of the business and a valid business registration certificate shall be displayed at the place of business to which such certificate relates.

Dangerous Goods Ordinance

Pursuant to the Dangerous Goods Ordinance (Chapter 295 of the Laws of Hong Kong) (the “DGO”), conveyance of any dangerous goods in excess of the prescribed exempted quantity shall require a dangerous goods licence. Under section 3 of the DGO, “dangerous goods” include all explosives, compressed gases, petroleum and other substances giving off inflammable vapors, substances giving off poisonous gas or vapor, corrosive substances, substances which become dangerous by interaction with water or air, substances liable to spontaneous combustion or of a readily combustible nature. Under section 6 of the DGO, except under and in accordance with a licence granted under the DGO, no person shall manufacture, store, convey or use any dangerous goods.

Dangerous Goods (Consignment by Air) (Safety) Ordinances and Dangerous Goods (Consignment by Air) (Safety) Regulations

The Dangerous Goods (Consignment by Air) (Safety) Ordinance (Chapter 384 of the Laws of Hong Kong) (the “DGCASO”) serves to control, in the interest of safety, the preparation, packing, marking, labelling and offering of dangerous goods for carriage by air, and for matters connected therewith. Dangerous Goods (Consignment by Air) (Safety) Regulations (Chapter 384A of the Laws of Hong Kong) (the “DGCASR”) was made under the DGCASO and must be complied with by consignors, which includes shippers and freight forwarders. Consignors must ensure that all dangerous goods are properly marked, packed, labelled, classified and documented before they offered for transportation by air.

Further, under the DGCASR, a consignor of dangerous goods by air is required to provide for each consignment a shipper’s declaration for dangerous goods, which must be signed by a person who completed appropriate dangerous good training within the past 24 months pursuant to Regulation 7 of the DGCASR.

The Convention of International Civil Aviation and the Aviation Security Ordinance

To safeguard aircraft against acts of unlawful interference, the International Civil Aviation Organisation (the “ICAO”) has laid down standards and recommended practice in Annex 17 to the Convention on International Civil Aviation (the “CICA”) on the security measures required to be implemented by contracting states. For the security of air cargo to be in line with Annex 17 to the CICA, the Hong Kong Aviation Security Programme, which is enforceable under the Aviation Security Ordinance (Chapter 494 of the Laws of Hong Kong), has adopted the regulated agent regime (the “RAR”). As a result, the Aviation Security Ordinance made provisions for the prevention and suppression of acts of violence against civil air transport and for connected purposes, it constitutes the comprehensive legislation for implementation of the conventions and agreements on aviation security promulgated by the ICAO. A cargo handling agent, a freight forwarder or a consignor of air cargo may apply for registration as a regulated agent (“RA”), who is required to comply with the requirements in respect of an RA in the Hong Kong Aviation Security Programme, in order to prevent the unauthorized carriage of explosives and incendiary devices in the consignments of cargo intended for carriage by air.

Under the RAR, an RA is obliged, among other obligations, to ensure that the appropriate security controls acceptable by the Civil Aviation Department (the “CAD”) are properly implemented upon the acceptance of cargo for carriage by air unless the consignment is from a known consignor recognized by an RA and to ensure that a consignment of cargo is safeguarded against unauthorized interference after its reception and to make best endeavors to protect it from unauthorized interference until the consignment is accepted by another RA or an airline.

An RA shall also ensure that a consignment of cargo accepted from a known consignor or another RA is: (i) accompanied by a full description of the contents in the shipping documents (e.g. airway bills, cargo manifests or shipper’s instructions), that the RA’s registration code or the known consignor’s code on the shipping documents of the consignment is checked; (ii) checked against the description in the shipping documents in respect of the quantity of cargo tendered and any sign of the package having been tampered with; (iii) declared as known cargo by checking the annotation of the tendering RA’s registration code or otherwise stated as unknown cargo on shipping documents in inter-RA’s handling; and (iv) safeguarded from unauthorized interference after it has been received until accepted by the next RA or an airline, or until loaded on to an aircraft.

On 1 September 2016, the ICAO has introduced a new policy direction to progressively increase the required screening percentage of known cargoes consigned by existing consignors which have not been approved by the CAD, from 1% to 100% before the deadline imposed by ICAO (30 June 2021). In order to fully implement such new policy direction, the CAD has developed a transitional arrangement for the registered agents, namely, (i) from January 2020 to April 2020, prior to the air cargo being loaded onboard, all registered agents will be required to screen 25% of their cargo tendered by consignors not approved by the CAD; (ii) from May 2020 to August 2020, the required screening percentage will be increased to 40%; (iii) from September 2020 to February 2021, the screening percentage will be increased to 70%; and (iv) from March 2021 to June 2021, the screening percentage will be further increased to 100%. In anticipation of an upsurge in screening demand, a regulated air cargo screening facilities scheme which enables and regulates air cargo screening at off-airport locations has been formulated. Any entity which intends to conduct air cargo security screening operations in their premises may apply for acceptance by the CAD to become a regulated air cargo screening facility (“RACSF”). Each RACSF must have at least two nominated persons for cargo security who have attended and completed the RACSF training program acceptable to the CAD. The relevant training certificates are valid for a period of three years, hence, the relevant RACSF should arrange for revalidation of the same by their expiry.

Telecommunications Ordinance

Under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong), companies possessing and dealing in the course of trade or business in apparatus or material for radio communications or in any component parts in Hong Kong, are required to obtain a Radio Dealers Licence (Unrestricted) from Office of the Communications Authority (“OFCA”). Accordingly, the importing and exporting of the above apparatus of material for radio communications require the Radio Dealers Licence (Unrestricted). A Radio Dealers Licence (Unrestricted) is generally valid for a period of 12 months, and is renewable on payment of the prescribed fee, at the discretion of OFCA.

International Conventions - Carriage of Goods by Air

In relation to carriage of goods by air, the relevant international conventions are the Warsaw Convention for the Unification of Certain Rules Relating to International Carriage by Air 1929 (the “Warsaw Convention”) and the Montreal Convention for the Unification of Certain Rules for International Carriage by Air 1999 (the “Montreal Convention”).

The Warsaw Convention

The Warsaw Convention was an international convention which regulates liability for international carriage of persons, luggage or goods performed by aircraft for reward. It was originally signed in 1929 in Warsaw and was amended in 1955 by the Hague Protocol. Hong Kong still applies the Amended Warsaw Convention to international air carriages with countries that have adopted the Amended Warsaw Convention but not the Montreal Convention.

The Montreal Convention and the Carriage by Air Ordinance

The Montreal Convention was designed to establish worldwide uniformity in liability rules governing air carriage of person, baggage and cargo for compensation between two countries which are parties to it. Hong Kong ratified the Montreal Convention on 15 December 2006. The Montreal Convention was put into force in Hong Kong under the Carriage by Air Ordinance (Chapter 500 of the Laws of Hong Kong) (the “CAO”).

The provisions of the Montreal Convention, as set out in Schedule 1A of the CAO, so far as they relate to the rights and liabilities of carriers, carriers’ servants and agents, passengers, consignors, consignees and other persons, and subject to the CAO, have the force of law in relation to any carriage by air to which the Montreal Convention applies, irrespective of the nationality of the aircraft performing that carriage.

Article 18 of the Montreal Convention determines the extent of the carriers’ liability during carriage of cargoes. Article 18(1) states that the carrier is liable for damage sustained in the vent of the destruction or loss of, or damage to, cargo upon condition only that the event which caused the damage so sustained took place during the carriage by air. Article 18(2) provides the following four defences to the carrier:

(a)	inherent defect, quality or vice of that cargo;

(b)	defective packing of that cargo performed by a person other than the carrier or its servants or agents;

(c)	an act of war or an armed conflict; and/or

(d)	an act of public authority carried out in connection with the entry, exit or transit of the cargo.

Radiation Ordinance

The Radiation Ordinance (Chapter 303 of the Laws of Hong Kong) (the “RO”) controls the import, export, possession and use of radioactive substances and irradiating apparatus and the prospecting and mining for radioactive minerals and for purposes connected therewith. No person shall, except under and in accordance with a licence duly issued under the RO, have in his possession or use, any radioactive substance or irradiating apparatus. As the Group owns and operates certain apparatuses used for the provision of x-ray screening services to our customers, the use of which fall within the ambit of the RO, the Group is required and has duly obtained an irradiating apparatus licence in accordance with RO.

Regulations Relating to Import and Export

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)

Importing and exporting cargo

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) (the “IEO”) provides regulation and control of the import of articles into Hong Kong, the export of articles from Hong Kong, the handling and carriage of articles within Hong Kong which have been imported into Hong Kong or which may be exported from Hong Kong, and any matter incidental to or connected with the foregoing.

Restriction on import and export of strategic commodities

Under section 6A(2) of the IEO, a person who import or export an article specified in Schedule 1 to the Import and Export (Strategic Commodities) Regulations (Chapter 60G of the Laws of Hong Kong) except under and in accordance with an import or export licence issued by the Director-General of the Trade and Industry Department commits an offence.

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong)

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) (the “IAE Registration Regulations”) was made under the IEO, Regulations 4 and 5 of the IAE Registration Regulations set out that every person who imports or exports any article other than an exempted article shall lodge with the Commissioner of Customs and Excise an accurate and complete import or export declaration relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner of Customs and Excise may specify. Every declaration shall be lodged within 14 days after the importation or exportation of the article to which it relates.

Regulations Relating to Labor, Health and Safety

Factories and Industrial Undertakings Ordinance, Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations, Factories and Industrial Undertakings (Cargo and Container Handling) Regulations, Factories and Industrial Undertakings (Loadshifting Machinery) Regulation and Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations

Factories and Industrial Undertaking Ordinance (Chapter 59 of the Laws of Hong Kong) (the “FIUO”) provides for the safety and health protection of workers in an industrial undertaking. Under the FIUO, (i) “industrial undertaking” includes but not limited to the loading, unloading, or handling of goods or cargo at any dock, quay, wharf, warehouse or airport; and (ii) a “proprietor” means the person for the time being having the management or control of the business carried on, in, inter alia, an industrial undertaking, or the occupier or the agent of the occupier of an industrial undertaking. Under the FIUO, there are 30 sets of subsidiary regulations covering various aspects of hazardous work activities in factories, building and engineering construction sites, catering establishments, cargo and container handling undertakings and other industrial workplaces. The subsidiary regulations prescribe detailed safety and health standards on work situations, plant and machinery, processes and substances.

Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations (Chapter 59J of the Laws of Hong Kong) (the “FIU(LALG)R”) was made under the FIUO and they lay down, among others, the legal requirements for the testing, examination and inspection of lifting appliances and lifting gear used for raising or lowering or as a means of suspension in any industrial undertaking (the “Lifting Equipment”). Every employer providing Lifting Equipment for use at work, and every person having control of such use, should observe and ensure compliance with these regulations. In particular, the Lifting Equipment must be made of strong and sound material, properly maintained, and thoroughly examined by a competent examiner at least once every 12 months and certified by the competence examiner in an approved form as being in a safe working order; the Lifting Equipment should not be loaded beyond the maximum safe working load; and that no load is left suspended from a Lifting Equipment unless a competent person is in charge of the lifting appliance during the period of suspension.

Factories and Industrial Undertakings (Cargo and Container Handling) Regulations (Chapter 59K of the Laws of Hong Kong) (the “FIU(CCH)R”) was made under the FIUO and they provide for the requirements on safety of workers employed in industrial undertakings of loading, unloading or handling of cargo and goods at docks, quays or wharves as well as those employed in industrial undertakings of loading, unloading, handling, stacking, unstacking, storing or maintaining (including repairing) of freight containers. In particular:

●	Regulation 7 requires that the owner of a fork-lift truck shall not use or cause or permit the use of the truck for cargo or container handling unless (i) it is properly maintained; and (ii) the person operating it is trained and competent to operate it.

●	Regulation 9 requires that, where cargo or goods are placed on a dock, quay or wharf (a) a clear passage leading to the means of access to any vessel which is lying at a the dock, quay or wharf shall be maintained on the dock, quay or wharf; and (b) if any space is left along the edge of the dock, quay or wharf, it shall be at least 900 millimeters wide and clear of all obstructions, other than fixed structures, plant and appliances in use.

●	Regulation 10B requires the proprietor to take all reasonable steps to ensure that no person works on top of a container unless adequate precautions have been taken to prevent persons falling therefrom.

The proprietors of industrial undertakings (as defined in the FIUO) engaged in the aforementioned activities are responsible for ensuring that the regulations are observed.

Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (Chapter 59AG of the Laws of Hong Kong) (the “FIU(LM)R”) stipulates the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who has attained the age of 18 years and holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the FIU(LM)R, loadshifting machines used in industrial undertakings refer to fork-lift trucks.

Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations (Chapter 59V of the Laws of Hong Kong) (the “FIU(FPNW)R”) was made under the FIUO and they provide for the prevention of the outbreak of fire, the spread of fire and smoke in case of fire, the provision of fire fighting equipment and the maintenance of fire escapes in notifiable workplaces.

Occupiers Liability Ordinance

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (the “OLO”) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The OLO imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Motor Vehicles Insurance (Third Party Risks) Ordinance

Motor Vehicles Insurance (Third Party Risks) Ordinance (Chapter 272 of the Laws of Hong Kong) (the “MVI(TPR)O”) provides that it shall not be lawful for any person to use, or to cause or permit any other person to use, a motor vehicle on a road unless there is in force in relation to the user of the vehicle by that person or that other person, as the case may be, such a policy of insurance or such a security in respect of third party risks as complies with the requirements of the MVI(TPR)O.

Occupational Safety and Health Ordinance

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”) provides for the safety and health protection to employees in workplace, both industrial and non-industrial. Under section 6 of the OSHO, every employer must, so far as reasonably practicable, ensure the safety and health at work of all the employer’s employees by:

(a)	providing and maintaining plant and systems of work that are safe and without risks to health;

(b)	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant and substances;

(c)	providing information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees;

(d)	as regards any workplace under the employer’s control, maintaining the workplace in a condition that is safe and without risks to health or providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and

(e)	providing or maintaining a working environment for the employees that is safe and without risks to health.

The Commissioner for Labor may serve an improvement notice on an employer against contravention of the OSHO or the FIUO, or a suspension notice against activity or condition or use of workplace or of any plant or substance located on the workplace which may create an imminent risk of death or serious bodily injury to the employees.

Regulations Relating to Environmental Protection

Air Pollution Control Ordinance, Air Pollution Control (Non-Road Mobile Machinery) (Emission) Regulation and Air Pollution Control (Air Pollutant Emission) (Controlled Vehicles) Regulation

Air Pollution Control (Non-Road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong) (the “NRMM Regulation”) was made under Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong) (the “APCO”) and NRMM Regulation came into effect on 1 June 2015 to introduce regulatory control on the emissions of non-road mobile machinery (“NRMM”), including non-road vehicles and regulated machines that are subject to the NRMM Regulations (the “Regulated Machines”). Unless exempted, NRMMs which are regulated under the NRMM Regulation are required to comply with the emission standards prescribed under the NRMM Regulation. Under section 5 of the NRMM Regulation, starting from 1 December 2015, only approved or exempted NRMMs with a proper label are allowed to be used in specified activities and locations including construction sites. However, existing NRMMs which are already in Hong Kong on or before 30 November 2015 will be exempted from complying with the emission requirements pursuant to section 11 of the NRMM Regulation.

Air Pollution Control (Air Pollutant Emission) (Controlled Vehicles) Regulation (Chapter 311X of the Laws of Hong Kong) (the “APE Regulation”) was made under the APCO. For the purposes of an application for a vehicle license made on or after the date specified in section 4(2) of the APE Regulation in respect of a controlled vehicle, the emission of the vehicle must conform to the emission standards applicable to the vehicle under section 5 of the APE Regulation. Under section 3 of the APE Regulation, a controlled vehicle is a designated vehicle first registered before 1 April 1995, on or after 1 February 2014, or within the period as specified in the schedule to the APE Regulation. A designated vehicle is a motor vehicle equipped with a compression ignition engine, that is a diesel commercial vehicle (“DCV”), including a goods vehicle, light bus and non-franchised bus. A vehicle license will not be issued to the relevant DCVs after certain dates (for example Euro IV DCV after 31 December 2027 if the first registration year is 2012) as specified by the Environmental Protection Department (the “EPD”) of the Hong Kong government, unless such DCVs comply with the applicable emission standards as if they were first registered on the date of the vehicle license applications. Eligible registered owners of Euro IV DCVs can apply for the ex-gratia payment before the deadline, which is subject to the first registration date of Euro IV DCV. To be eligible to apply for the ex-gratia payment, the vehicle under application and the applicant must satisfy the following requirements:

(a)	the vehicle must be a DCV with a first registration date that falls within certain dates as specified by the EPD;

(b)	the vehicle is registered as a DCV or has applied for re-registration as of 1 January 2020;

(c)	the vehicle is scrapped on or after 19 October 2020 by a vehicle scrapping company registered under the ex-gratia payment scheme;

(d)	the registration of the vehicle is cancelled and on or before the deadline as specified by the EPD after it is scrapped;

(e)	the vehicle has had a valid vehicle license on or after 1 January 2020;

(f)	the applicant for the ex-gratia payment is the registered owner of the vehicle when its registration is cancelled; and

(g)	The vehicle is a DCV on the day of cancellation of its registration.

Regulations Relating to Trade Description

Trade Descriptions Ordinance

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (the “TDO”), which came into full effect in Hong Kong on 1 April 1981 aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supplies or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Regulations Relating to Sales of Goods

Sale of Goods Ordinance

Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (the “SOGO”), which came into full effect in Hong Kong on August 1, 1896, in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality.

Regulations Relating to Trademark

Trade Marks Ordinance

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (the “TMO”), which came into full effect in Hong Kong on 4 April 2003 provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mark, or possessing or using equipment for the purpose of forging a trade mark.

Regulations Relating to Competition

Competition Ordinance

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (the “Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Regulations Relating to Employment

Employment Ordinance

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Mandatory Provident Fund Schemes Ordinance

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant Mandatory Provident Fund scheme the amount determined in accordance with the MPFSO.

Employees’ Compensation Ordinance

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. The ECO establishes a no-fault and noncontributory employee compensation system for work injuries, and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases under the ECO. Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. An employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to an employee injured in an accident arising out of and in the course of employment, if the disease is one due to the nature of any occupation in which he was employed at any time within the prescribed period immediately preceding the incapacity caused.

Minimum Wage Ordinance

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”) provides for a prescribed minimum wage at an hourly wage rate during the wage period for certain employees. Every employee engaged under a contract of employment under the EO (except those specified under section 7 of the MWO). Any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

Regulations Relating to Personal Data Collection

Personal Data (Privacy) Ordinance

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;
●	Principle 2 — accuracy and duration of retention of personal data;
●	Principle 3 — use of personal data;
●	Principle 4 — security of personal data;
●	Principle 5 — information to be generally available; and
●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;
●	if the data user holds such data, to be supplied with a copy of such data; and
●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (collectively the “DPA”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice explains the manner in which the company collects, processes and maintains personal data about investors of the company pursuant to the DPA.

The company is committed to processing personal data in accordance with the DPA. In its use of personal data, the company will be characterized under the DPA as a “data controller”, whilst certain of the company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the company, the company and certain of the company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our directors, director nominees, executive officers and other key employees

Name	Age	Position(s)
Yee Kit, CHAN	63	Chairman and Director
Hok Wai Alex, KO	49	Chief Executive Officer and Director
Chun Kit, TSUI	44	Chief Financial Officer
Eric Jackson, CHANG *	41	Independent Director Nominee, Chair of Audit Committee
Chun Pong Raymond, SIU *	43	Independent Director Nominee, Chair of Compensation Committee
Wai Kei Philip, SIN *	47	Independent Director Nominee, Chair of Nominating Committee

*	We intend to appoint these individuals as independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Yee Kit, CHAN, Chairman and Director

Mr. Yee Kit, CHAN, is the founder of PSI Group Holdings Ltd. Mr. Chan serves as Director and the Chairman of our board of directors. Mr. Chan serves as a director of Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited, the Operating Subsidiaries of our Group. Mr. Chan has over 40 years of experience in logistic and supply chain operations. He commenced his career at JET Freight International (H.K.) Limited in 1980. From 1981 to 1982, Mr. Chan worked as a manager at DAS Express (HK) Limited. Prior to the founding of PSIHK in 1993, Mr. Chan worked at “K” Line Air Service (Hong Kong) Limited (formerly also known as “K” Line Air Service Fast Forwarders Limited and Fast Forwarder Limited) from 1982 to 1993 with various positions including assistant sales manager, sales manager, the sales manager of Asia Pacific region and the general manager of China region. Mr. Chan obtained a high school diploma in 1978.

Hok Wai Alex, KO, Chief Executive Officer and Director

Mr. Hok Wai Alex, KO, is our Director and Chief Executive Officer. Mr. Ko has over 27 years of experience in logistics and supply chain operations. From 1995 to 2007, Mr. Ko worked at United Airlines holding various positions in airport operations and the sales department. From May 2007 to July 2015, Mr. Ko worked as a sales director at Profit Sail International Express (H.K.) Limited, one of our Operating Subsidiaries. Prior to re-joining the Company in February 2022, Mr. Ko founded Trans Orient Logistics (HK) Limited in Sep 2015 and served as its director. Mr. Ko obtained a Diploma in Management Studies jointly awarded by Lingnan University and the Hong Kong Management Association in December 2006. Mr. Ko obtained a Diploma in Hotel Management from I.H.M.E.S. International Hotel School in September 1992 and was awarded a Hospitality Management Diploma from the Educational Institute of the American Hotel and Motel Association in October 1992. Mr. Ko was also awarded BTEC First Diploma in Hotel and Catering, BTEC National Diploma in Hotel, Catering and Institutional Operations from Business and Technology Education Council (the “BTEC”) in December 1991 and April 1994, respectively.

Chun Kit, TSUI, Chief Financial Officer

Mr. Chun Kit, TSUI has been our Chief Financial Officer since March 2022 and is primarily responsible for our accounting, financial reporting, internal control and compliance functions. He has over 20 years of experience in audit, accounting and finance. Mr. Tsui commenced his career at Lawrence Cheung C.P.A. Company Limited from June 2000 to January 2004 as an audit senior. He then joined BDO McCabe Lo Limited from February 2004 to February 2005 as an audit senior associate. From February 2005 to August 2006, Mr. Tsui was a lecturer at Hong Kong Institute of Vocational Education. From October 2006 to July 2013, he joined PricewaterhouseCoopers Hong Kong, where he provided audit assurance and accounting consulting services to customers in various industries, and his last position was a manager. From August 2013 to August 2020, he served as the general finance manager of Beijing Energy International Holding Co., Ltd. (formerly known as Panda Green Energy Group Limited)(stock code: 00686.HK). Prior to joining our Group, Mr. Tsui served as the finance director of Aceso Life Science Group Limited (stock code: 00474.HK) from August 2020 to March 2022. Mr. Tsui obtained a Bachelor degree in Accountancy from Hong Kong Polytechnic University in November 2000 and a Master degree in Professional Accountancy from University of London in August 2018. He has been a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants since August 2008 and December 2010, respectively.

Eric Jackson, CHANG, Independent Director Nominee

Mr. Eric Jackson, CHANG has over 20 years of experience in audit, accounting and finance, and has extensive experience in Hong Kong and US listed companies handling capital market transactions such as IPO, debt offerings, investor relations, acquisitions and disposals. He joined the audit assurance department of PricewaterhouseCoopers Hong Kong from September 2002 to September 2013 and his last position was senior manager. In October 2013, Mr. Chang joined Zensun Enterprises Limited as the CFO and company secretary, during which he has participated in acquisition of Zensun Group Holdings Limited (stock code: 00185.HK) (“Zensun Group”) and spin-off listing of Global Medical Real Estate Reits (stock code: GMRE.NYSE). From July 2015 to March 2017, Mr. Chang was an executive director for Zensun Group. Mr. Chang joined China Tangshang Holdings Limited (stock code: 00674.HK) as the CFO and company secretary from April 2017 to August 2019. From September 2019 to December 2021, Mr. Chang had assisted the IPO of Sanxun Holdings Group Limited (stock code: 06611.HK) and acted as its CFO and company secretary. Mr. Chang served as an independent non-executive director of Centenary United Holdings Limited (stock code: 01959.HK) from September 2019 to May 2020, and served as a non-executive director of Sino Vision Worldwide Holdings Limited (stock code: 08086.HK) from May 2017 to July 2018. He has also served as an independent non-executive director of Transmit Entertainment Limited (stock code: 01326.HK) and DL Holdings Group Limited (stock code: 01709.HK) since December 2017 and May 2018, respectively, and served as the company secretary for Leader Education Limited (stock code: 01449.HK) since February 2020. Mr. Chang is a member of the American Institutes of Certified Public Accountants (“AICPA”) and HKICPA. Mr. Chang obtained a Bachelor of Commerce degree from the University of British Columbia in Canada in May 2002.

Chun Pong Raymond, SIU, Independent Director Nominee

Mr. Chun Pong Raymond, SIU has been a practicing solicitor of The High Court of Hong Kong since December 2005 and has over 16 years of experience in law with practical experience in corporate finance and regulatory compliance. Mr. Siu was a partner of F. Zimmern & Co., Solicitors & Notaries from July 2012 to August 2017. In September 2017, Mr. Siu established his own law firm, Raymond Siu & Lawyers and is now the senior partner of the firm. Mr. Siu has been the company secretary of EC Healthcare (stock code: 02138.HK), UTS Marketing Solutions Holdings Limited (stock code: 06113.HK) and Allied Sustainability and Environmental Consultants Group Limited (stock code: 08320.HK) since September 2017, February 2018 and June 2019, respectively. Since September 2021, Mr. Siu has also served as an independent non-executive director of China Wantian Holdings Limited (stock code: 01854.HK). Mr. Siu obtained a Master degree of Laws from University College London and Bachelor degree of Laws from The University of Hong Kong.

Wai Kei Philip, SIN, Independent Director Nominee

Mr. Wai Kei Philip, SIN has over 24 years of experience in audit, accounting and finance. Mr. Sin commenced his career as an auditor at Sonia Yau & Co from October 2001 to March 2004. From October 2000 to October 2001, He joined the Hong Kong office of Deloitte Touche Tohmatsu as a staff accountant. Mr. Sin re-joined as an audit senior at Sonia Yau & Co from October 2001 to March 2004. From March 2004 to October 2006, Mr. Sin served as an assistant audit manager at KPMG where he has in-charged various statutory audit engagements including IPO audits. From January 2007 to November 2013, Mr. Sin worked as a senior manager of Financial Reporting and Compliance at Manulife (International) Limited (stock code: 00945.HK). Mr. Sin joined Sun Life Financial (stock code: SLF.TSX) as a director of Financial and Investment Accounting, External Reporting and Tax division from December 2013 to November 2016. From December 2016 to July 2018, Mr. Sin served as the chief financial officer at Tahoe Life Insurance Company Limited, a Hong Kong local insurer. From October 2018 to February 2022, Mr. Sin served as the finance director of Transamerica Life (Bermuda) Limited (a member of Aegon N.V. group (stock code: AEG.NYSE). Mr. Sin obtained a Master of Business Administration degree from University of Bradford (U.K.) in January 2011 and a Bachelor degree of Arts in Accountancy from City University of Hong Kong in November 1998. Mr. Sin has been a fellow member of Association of Chartered Certified Accountants and Hong Kong Institute of Certified Public Accountants since November 2006 and November 2009, respectively.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

Employment Agreements and Director Offer Letters

We plan to enter into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers. Pursuant to these agreements, we will be entitled to terminate a executive officer’s employment for cause at any time. Each executive officer will agree not to, directly or indirectly, provide the same or substantially the same services that he/she provides to the Company to any other business in certain area.

We also plan to enter into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

We expect our board of directors to consist of five directors, three of whom will be independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Eric Jackson, CHANG, Mr. Chun Pong Raymond, SIU, and Mr.Wai Kei Philip, SIN, upon the effectiveness of their appointments. Mr. Eric Jackson, CHANG will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Mr. Eric Jackson, CHANG, Mr. Chun Pong Raymond, SIU, and Mr. Wai Kei Philip, SIN, upon the effectiveness of their appointments. Mr. Chun Pong Raymond, SIU will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee will consist of Mr. Eric Jackson, CHANG, Mr. Chun Pong Raymond, SIU, and Mr. Wai Kei Philip, SIN, upon the effectiveness of their appointments. Mr.Wai Kei Philip, SIN will be the chair of our nominating committee. We have determined that Mr. Eric Jackson, CHANG, Mr. Chun Pong Raymond, SIU, and Mr. Wai Kei Philip, SIN satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in our Memorandum and Articles of Association or alternatively by shareholder approval at general meetings. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that will be applicable to all of our directors, executive officers and employees.

DIRECTOR AND EXECUTIVE COMPENSATION

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a)	base salary; and

(b)	long-term incentives in the form of stock options.

The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to our company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for the Named Executive Officers are intended to be reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to our company and a review of our performance as a whole and the role such executive officer played in such corporate performance.

Stock Option Awards

We intend to provide long-term incentives to Named Executive Officers in the form of stock options as part of our overall executive compensation strategy. Our Board of Directors acting as the Compensation Committee believes that stock option grants serve our executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the Named Executive Officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Named Executive Officers.

Agreements with Named Executive Officers

Our employment agreements with our officers generally provide for employment for a specific term and payments of annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreements may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. PSI Group Holdings Ltd have entered into employment agreements with our executive officers as follows:

Executive Compensation Agreements

We plan to enter into employment agreements with our senior executive officers. Pursuant to these agreements, we are entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Each executive officer agrees that we shall own all the intellectual property developed by such officer during his or her employment.

Equity Incentive Plan

Prior to the closing of this offering, we intend to adopt our Equity Incentive Plan (the “Plan”). Under the Plan, we are authorized to issue equity incentives in the form of incentive stock option, nonqualified stock option, stock appreciation right, restricted stock, restricted stock unit, stock bonus award and performance compensation award  under separate award agreements. Under the Plan, the aggregate number of shares underlying awards that we could issue cannot exceed 2,000,000 ordinary shares.

Compensation of Directors and Executive Officers

For the year ended December 31, 2021 (“FY2021”), we paid an aggregate of HK$1,060,200 (US$ 135,923) as compensation to our directors and executive officers as well as an aggregate of HK$18,000 (US$2,308) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

As the appointments of our independent directors will only become effective upon the effectiveness of the registration statement of which this prospectus forma a part, for FY2019, FY2020 and FY2021, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this prospectus.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties. Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

The table below sets forth the major related party transactions and their relationships with the Company in FY2019, FY2020 and 6M2021:

			Year ended December 31		Six months ended June 30
			2019	2020	2021
	Relationship	Nature	USD	USD	USD
Profit Sail International Express (SZX) Company Limited	Controlled by the spouse of director and shareholder, Mr. Yee Kit, CHAN	Service fee from the related party	$361,678	$557,220	$279,364
Profit Sail International Express (SZX) Company Limited	Controlled by the spouse of director and shareholder, Mr. Yee Kit, CHAN	Freight charges and handling fee charged by the related party	$1,355,264	$1,831,761	$2,666,820
Profit Sail International Express (SZX) Company Limited	Controlled by the spouse of director and shareholder, Mr. Yee Kit, CHAN	Management fee income from the related party	$18,895	$28,474	$14,234
Kong Ming International Express Agency Limited	Controlled by director and shareholder, Mr. Kin Yin Alfred, KWONG	Service fee from the related party	$148,608	$-	$-
Kong Ming International Express Agency Limited	Controlled by director and shareholder, Mr. Kin Yin Alfred, KWONG	Freight charges and handling fee charged by the related party	$238,165	$269,274	$41,563
Top Star E-Commerce Logistics Limited	Controlled by the spouse of director and shareholder, Mr. Kin Yin Alfred, KWONG	Freight charges and handling fee charged by the related party	$441,673	$774,976	$701,008
Rich Fame International Limited	Controlled by the spouse of director and shareholder, Mr. Yee Kit, CHAN	IT maintenance fee charged by the related party	$-	$158,591	$201,392

The Company records transactions with various related parties. These related party balances as of December 31, 2019, December 31, 2020 and June 30, 2021 are identified as follows:

Related Party Balances

As of December 31, 2019 and 2020 and June 30, 2021, the balances resulting from normal course of business with related parties were as follows:

Amounts due to the related parties consist of the following:

		As of December 31		As of June 30
		2019	2020	2021
	Relationship	USD	USD	USD
Mr. Chan Yee Kit	Director and shareholder	$-	$-	$31,172
Mr. Kwong Kin Yin	Director and shareholder	$-	$-	$25,880
Rich Fame International Limited	Controlled by the spouse of director and shareholder, Mr. Yee Kit, CHAN	$-	$18,819	$161,405
Profit Sail International Express (SZX) Company Limited	Controlled by the spouse of director and shareholder, Mr. Yee Kit, CHAN	$434,080	$434,080	$238,888
Top Star E-Commerce Logistics Limited	Controlled by the spouse of director and shareholder, Mr. Kin Yin Alfred, KWONG	$57,299	$-	$164,353

The amounts due to related parties are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

Accounts payable to related parties consist of the following:

		As of December 31		As of June 30
		2019	2020	2021
	Relationship	USD	USD	USD
Profit Sail International Express (SZX) Company Limited	Controlled by the spouse of director and shareholder, Mr. Yee Kit, CHAN	$88,536	$136,906	$575,179
Top Star E-Commerce Logistics Limited	Controlled by the spouse of director and shareholder, Mr. Kin Yin Alfred, KWONG	$97,864	$374,428	$161,125
Kong Ming International Express Agency Limited	Controlled by director and shareholder, Mr. Kin Yin Alfred, KWONG	$55,395	-	$-

The accounts payable to related parties represented freight fee and other handling charges payable to related parties. The amounts are unsecured, interest free, repayable within 45 days and of trade nature.

Amounts due from related parties consist of the following:

		As of December 31		As of June 30
		2019	2020	2021
	Relationship	USD	USD	USD
Mr. Yee Kit, CHAN	Director and shareholder	$6,127,162	$6,820,316	$-
Mr. Kin Yin Alfred, KWONG	Director and shareholder	$529,752	$794,657	$-
Rich Fame International Limited	Controlled by the spouse of director and shareholder, Mr. Yee Kit, CHAN	$16,355	$-	$-
Profit Sail International Express (SZX) Company Limited	Controlled by the spouse of director and shareholder, Mr. Yee Kit, CHAN	$7,770	$4,287	$4,341
Business Great Global Supply Chain (Guangzhou) Company Limited	30% of its equity held by director and shareholder, Mr. Yee Kit, CHAN	$45,544	$3,459	$3,454
Business Great Global Supply Chain (Shenzhen) Company Limited	Controlled by Director and Shareholder, Mr. Yee Kit, CHAN	$58,116	$45,748	$45,674

The amounts due from related parties are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this offering		Ordinary Shares beneficially held immediately after this offering
Name of Beneficial Owner	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors, Director Nominees and Named Executive Officers:
Mr. Yee Kit, CHAN (1)	19,417,500	77.67%	19,417,500	[ ]	%
5% or Greater Shareholders:	-	-	-
Grand Pro Development Limited (1)	16,917,500	67.67%	16,917,500	[ ]	%
Profit Sail SAS Holdings Company Limited (1)	2,500,000	10.00%	2,500,000	[ ]	%
Active Move Group Holdings Limited (2)	2,250,000	9.00%	-	-

(1) Mr. Yee Kit, CHAN controls 100% of Grand Pro Development Limited and Profit Sail SAS Holdings Company Limited. Mr. Yee Kit Chan may be deemed the beneficial owner of the shares held by Grand Pro Development Limited and Profit Sail SAS Holdings Company Limited.

(2) Mr. Kin Yin Alfred, KWONG controls 100% of Active Move Group Holdings Limited. Mr. Kin Yin Alfred, KWONG may be deemed the beneficial owner of the shares held Active Move Group Holdings Limited. Active Move Group Holdings Limited is the Selling Shareholder.

Selling Shareholder

This prospectus covers the offering of 2,250,000 Ordinary Shares by the Selling Shareholder. This prospectus and any prospectus supplement will only permit the Selling Shareholder to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares owned by the Selling Shareholder are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholder the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Selling Shareholder, the number and percentage of Ordinary Shares beneficially owned by the Selling Shareholder, the number of Ordinary Shares that may be sold in this offering and the number and percentage of Ordinary Shares the Selling Shareholder will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the named Selling Shareholder. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholder.

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Ordinary Shares to be Sold	Number of Ordinary Shares Owned After Offering	Percentage Ownership After Offering(1)
Action Move Group Holdings Limited	2,250,000	9.00%	2,250,000	0	0%

(1) Based on 25,000,000 Ordinary Shares issued and outstanding immediately prior to the offering and [  ] Ordinary Shares to be issued and outstanding immediately after the offering.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company with limited liability incorporated under the law of the Cayman Islands and our affairs are governed by our Memorandum and Articles of Association, as amended from time to time and the Companies Act, and the common law of the Cayman Islands.

At incorporation, our authorized share capital was US$20,000 divided into 200,000,000 ordinary shares with US$0.0001 par value per share. There shall be 25,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus.

Neither our Articles nor Memorandum of Association, as amended, provides for the director’s power, in the absence of a quorum, to vote compensation to themselves. All decisions about director compensation will be recommended by the compensation committee, upon its formation, and approved by the Board of Directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our Memorandum and Articles of Association that will be in force at the time of the closing of this offering and the laws of the Cayman Islands, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Islands and our Memorandum and Articles of Association together with a comparison to similar features under Delaware law.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Ordinary Shares in accordance with our Memorandum and Articles of Association.

At the completion of this offering, there will be [  ] Ordinary Shares issued and outstanding.

Any Shareholder receiving a certificate shall indemnify the Company and its directors and officers of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by resolution of Directors.

Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[                     ].” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [TRANSFER AGENT]. The transfer agent and registrar’s address is [ADDRESS].

Dividends/Distribution

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act. Our articles of association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

Voting rights

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Ordinary Share.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the Ordinary Shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Actions that may be taken at a general meeting also may be taken by a resolution in writing by simple majority of the shareholders in writing entitled to vote in respect of an ordinary resolution, or a unanimous resolution of all the shareholders in writing in respect of a special resolution. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Memorandum and Articles of Association do not provide for cumulative voting.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Ordinary Shares under our Memorandum and Articles of Association.

Our Memorandum and Articles of Association

The following are summaries of the material provisions of our Memorandum and Articles of Association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our Memorandum and Articles of Association, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think necessary or desirable. We must provide an advance notice of at least 7 clear days, counting from the general meeting is deemed to take place, stating the place, the date and the hour of the general meeting and, in the case of special business, the general nature of that business, and if a resolution is proposed as a special resolution, the text of that resolution, to such persons who are entitled to receive such notices from the Company in accordance with the Company’s articles of association. Our board of directors must convene a general meeting upon the written requisition of one or more shareholders who together hold not less than 10% of the rights to vote at such general meeting in respect to the matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. Upon listing of the Company, one or more shareholders present in person or by proxy holding in aggregate not less than one-third of the outstanding shares of the Company carrying the right to vote at such general meeting shall be a quorum. If, within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case, it shall stand adjourned to the same day seven days hence, at the same time and place, or to such other time or place as is determined by the directors and if, at the adjourned meeting, a quorum is not present within fifteen minutes of the time appointed for the meeting, the shareholders present in person or by proxy shall be a quorum. At every meeting, the chairman of a general meeting shall be the chairman of the Board or such other director as the directors have nominated to chair Board meetings in the absence of the chairman of the Board. Absent any such person being present within fifteen minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present at a general meeting in person if represented by its duly authorized representative. A corporate shareholder wishing to act by a duly authorized representative must identify that person to the Company by notice in writing, This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our company is managed by the directors who may for that purpose exercise all the powers of our Company. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, if there be more than a single director shall be two, and if the Board is comprised of a single director only, then the quorum shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share whether or not it is fully paid up without assigning any reason for doing so. If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Dissolution; Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, to value any assets and to determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees for the benefit of the shareholders as those liable to contribute to the winding up.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days’ prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders holding shares of a particular class.

The Companies Act and our Memorandum and Articles of Association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our Memorandum and Articles of Association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed by the holders of shares of that class as may be present in person or by proxy at a separate general meeting.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Holders of our ordinary shares have no general right under our articles of association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of additional Ordinary Shares

Our Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares to the extent available, from time to time as our board of directors shall determine. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued ordinary shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company

We are an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may not issue negotiable or bearer shares, but may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq Marketplace Rules in lieu of home country practices after the closing of this offering.

Differences in Corporate Law

The Companies Act and the laws of the Cayman Islands affecting Cayman Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

●     a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

●   a duty not to personally profit from opportunities that arise from the office of director;

●    a duty of trusteeship of the company’s assets;

●    a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and

●    a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may be reasonably expected from a person of his or her knowledge and experience.

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or willful default.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Interested director transactions are governed by the terms of a company’s Memorandum and Articles of Association.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the Memorandum and Articles of Association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s Memorandum and Articles of Association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for election of Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Directors are appointed in accordance with the terms of the Memorandum and Articles of Association of the company.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the Memorandum and Articles of Association.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The Memorandum and Articles of Association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the Memorandum and Articles of Association.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least 90% of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (as the case may be) with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

-     the statutory provisions as to the required majority vote have been met;

-     the shareholders have been fairly represented at the meeting in question;

-     the arrangement is such that an intelligent and honest man of that class acting in respect of his interest would reasonably approve; and

the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●   a company acts or proposes to act illegally or ultra vires;

●   the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●   those who control the company are perpetrating a “fraud on the minority.”

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the copies of Memorandum and Articles of Association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) of the company. However, these rights may be provided in the company’s Memorandum and Articles of Association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Companies Act does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.	The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the Memorandum and Articles of Association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the Memorandum and Articles of Association. Please see above.

Dissolution; Winding Up	Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.	Under the Companies Act and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our Ordinary Shares, and while we plan to list our Ordinary Shares on Nasdaq, we cannot assure you that a significant public market for the Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Share, including Ordinary Share issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Share and our ability to raise equity capital in the future

Upon the closing of the offering, we will have outstanding [30,000,000] Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option.

Of that amount, [22,250,000] Ordinary Share will be publicly held by investors participating in this offering, and [7,750,000] Ordinary Share will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Share sold in the offering by the Company and the Selling Shareholder will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. All of the ordinary shares sold in by the Selling Shareholder will be freely transferable without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Share held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

All of our Ordinary Share outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. We are registering 2,250,000 Ordinary Shares held by the Selling Shareholder herein and these Ordinary Shares may be sold publicly under this prospectus as long as the registration statement of which this prospectus is part of is effective.

 In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Share or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the Ordinary Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

Our directors, executive officers and shareholders, except for the Selling Shareholder, have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of six months after the date of this prospectus, without the prior written consent of the presentative. See “Underwriting.”

MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS
OF OUR ORDINARY SHARES

The following sets forth the material Cayman Islands, Hong Kong and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, of Ogier, insofar as it relates to legal conclusions with respect to matters of Cayman Islands tax law and of Stevenson & Wong, our Hong Kong counsel, insofar as it relates to legal conclusions with respect to matters of Hong Kong tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

PSI Group Holdings Ltd is an exempted Cayman Islands company limited by shares. PSIHK and BGG are Hong Kong limited companies and are subject to Hong Kong law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares except those which hold interests in land in the Cayman Islands.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1.3 per HK$1,000 or part thereof on the higher of the consideration for or the value of the Ordinary Shares, will be payable by the purchaser on every purchase and by the seller on every sale of Ordinary Shares (i.e., a total of HK$2.6 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving Ordinary Shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Ordinary Shares. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable upon the transfer of Ordinary Shares outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below) that holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our r Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Ordinary Shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Ordinary Shares. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares;

such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since we plan to have our Ordinary Shares listed on the Nasdaq, and provided that the Ordinary Shares will be regularly traded on the Nasdaq, a U.S. holder holds Ordinary Shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our Ordinary Shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Ordinary Shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any State of the United States.

Stevenson Wong & Co., our counsel as to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Stevenson Wong & Co. has advised us that the recognition and enforcement of foreign judgments are provided for under the Hong Kong Civil Procedure Law. Hong Kong courts may recognize and enforce foreign judgments in accordance with the requirements of the Hong Kong Civil Procedure Law based either on treaties between Hong Kong and the country where the judgment is made or in reciprocity between jurisdictions. Hong Kong does not have any treaties or other agreements with Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Hong Kong court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Ogier, our counsel as to Cayman Islands, that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re- examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

British Virgin Islands

There is no statutory registration regime in the British Virgin Islands for judgments of the courts of the United States (the “Courts”). However, any final and conclusive monetary judgment for a definite sum obtained against a British Virgin Islands’ Guarantor (the “BVI Guarantor”) in the Courts would be recognized as a valid judgment and treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law with a view to proceeding with the claim by way of summary judgment so that no retrial of the issues would be necessary provided that:

●	the Courts had jurisdiction in the matter and the BVI Guarantor either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment given by the Courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

●	the judgment was not procured by fraud;

●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy;

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice;

●	no new admissible evidence relevant to the matter was submitted prior to the rendering of the judgment by the courts of the British Virgin Islands; and

●	all procedures relevant to the matter under the laws of the British Virgin Islands were duly complied with.

The British Virgin Islands would follow the general position under English common law that a court will not enforce a foreign penal law, either directly or indirectly. A judgment awarding monetary damages under the U.S. federal securities laws would constitute a penalty (and therefore not be enforced) if it is recoverable only at the instance of: (i) a U.S. state; (ii) a U.S. public official or agency; or (iii) a member of the public in the character of a common informer who pursues an action in the interest of the whole community.

Original action in the British Virgin Islands based upon the U.S. federal securities laws

If an action is capable of amounting to a cause of action under common law and thus capable of being sustained as a cause of action in itself under English law then it may be possible for such action to be brought in the British Virgin Islands. For example, if the action to be brought in the British Virgin Islands is based on a provision within the U.S. federal securities laws which prohibits fraud, deceit or misrepresentation in the sale of securities, an investor may be able to bring an original action in the British Virgin Islands if the facts and circumstances of their case amount to an action for fraud, misrepresentation or deceit based solely on the common law without reference to or independent of the U.S. federal securities laws.

However, where such action can only be based on a particular provision within the U.S. federal securities laws, for example, such action that may relate to strict reporting or registration requirements to particular bodies established under or recognized by such law (such as the SEC); it is very unlikely that such action would have extra-territorial effect unless specifically stated within that law and recognized as having such effect under British Virgin Islands law. Consequently, an investor would not be able to bring such an action in the British Virgin Islands in those circumstances.

UNDERWRITING

We and the Selling Shareholder will enter into an underwriting agreement with Univest Securities, LLC, to act as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Ordinary Shares
Univest Securities, LLC
[ ]
Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

We have granted to the underwriters an option, exercisable for 45 days from the closing of this offering, to purchase up to an additional [  ] Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[  ] per share.

Discounts and Expenses

The underwriting discounts are equal to 7% of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts, proceeds before expenses to us and the proceeds before expenses to the Selling Shareholder. The total amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$
Proceeds, before expenses, to the Selling Shareholder	$	$	$

We will also pay to the Underwriter by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the shares, including any shares issued pursuant to the exercise of the Underwriter’s over-allotment option. The Selling Shareholder will also pay to the Underwriter by deduction from the net proceeds to the Selling Shareholder, a non-accountable expense allowance equal to 1% of the gross proceeds received by the Selling Shareholder from the sale of its shares.

We have agreed to reimburse the representative for its out-of-pocket accountable expenses (including legal fees), up to a maximum amount of US$200,000. As of the date of this prospectus, we have paid US$30,000 to the representative as an advance against out-of-pocket accountable expenses. Any advance will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately US$[         ].

Right of First Refusal

We have agreed to grant the representative, for the 12-month period following the closing of this offering, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the “Right of First Refusal”), which right is exercisable in the representative’s sole discretion but is non-assignable. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal may be terminated by the Company for cause.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our officers, directors, and shareholders holding 5% or more of the issued and outstanding Ordinary Shares, except for the Selling Shareholder, have agreed, subject to certain exceptions, to a 6-month lock-up period from the date of this prospectus, with respect to the Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that may be currently outstanding or which may be issued. This means that, for a period of six months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Underwriter or as otherwise agreed.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Listing

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[                ]”. We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future. However, we will not complete this offering unless we are so listed.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the Underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Underwriter believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer or invitation to the public for the purpose of the C(WUMP)O or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan, the Republic of China

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
The Nasdaq Capital Market Listing Fee
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Expenses
Printing and Engraving Expenses
Miscellaneous Expenses
Total Expenses	$

These expenses will be borne by us. Underwriting discounts and non-accountable expense allowance will be borne by us in proportion to the numbers of Ordinary Shares sold in this offering.

LEGAL MATTERS

The validity of the Ordinary Shares offered hereby and certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to Hong Kong law will be passed upon for us by Stevenson, Wong & Co. Ortoli Rosenstadt LLP may rely upon Stevenson, Wong, & Co. with respect to matters governed by Hong Kong law. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel for the underwriter in connection with this offering. Miao & Co. (In Association with Han Kun Law Offices) is acting as the Hong Kong counsel for the underwriter.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2019 and 2020 as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act, as applicable to foreign private issuers. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We maintain a website at www.profitsail.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

PSI GROUP HOLDINGS LTD

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To:	The Board of Directors and Shareholders of

PSI Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PSI Group Holdings and its subsidiaries (collectively the “Company”) as of December 31, 2020 and 2019, and the related statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since 2021

San Mateo, California

March 22, 2022

PSI GROUP HOLDINGS LTD

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

(IN U.S. DOLLARS)

	December 31,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$3,458,308	$935,049
Restricted cash	645,516	660,941
Accounts receivable, net	13,146,508	3,253,827
Accounts receivable – related party, net	7,448	20,011
Contract asset, net	3,154,332	1,087,901
Tax recoverable	-	168,900
Amounts due from related parties	7,671,719	6,829,941
Prepayments and other current assets	1,076,810	142,369
Total Current Assets	$29,160,641	$13,098,939

Non-current asset
Property, plant, equipment, net	364,325	113,292
Right-of-use assets	324,725	766,800
Investment in equity securities	603,188	238,162
Equity method investment	-	20,275
Total non-current assets	$1,292,238	$1,138,529
TOTAL ASSETS	$30,452,879	$14,237,468

PSI GROUP HOLDINGS LTD

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019 (Continued)

(IN U.S. DOLLARS)

	December 31,	December 31,
	2020	2019

Current Liabilities
Short-term bank loans	$3,026,194	$2,520,805
Bank overdraft – secured	-	468,833
Accounts payable	12,698,074	2,353,073
Account payable – related party	511,334	241,794
Other payables and accrued liabilities	563,265	213,539
Taxes payables	828,990	-
Lease liabilities - current	120,795	453,807
Amounts due to related parties	452,899	356,734
Dividend payables	28,326	28,200
Total current liabilities	$18,229,877	$6,636,785

Non-current liabilities
Lease liabilities – non-current	226,042	331,988
Total non-current liabilities	$226,042	$331,988
TOTAL LIABILITIES	$18,455,919	$6,968,773

COMMITMENTS AND CONTINGENCIES

EQUITY

Ordinary shares, par value $0.0001 per share, 200,000,000 shares authorized; 200,000 shares and 200,000 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively*	20	20
Additional paid-in capital	7,115,507	7,115,507
Retained earnings	4,866,772	202,865
Accumulated other comprehensive loss	(17,918)	(52,216)
Total shareholders’ equity	$11,964,381	$7,266,176
Non-controlling interest	32,579	2,519
TOTAL EQUITY	$11,996,960	$7,268,695

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$30,452,879	$14,237,468

*	Shares presented on a retroactive basis to reflect the restructuring.

See accompanying notes to the consolidated financial statements.

PSI GROUP HOLDINGS LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

(IN U.S. DOLLARS)

	For the year ended December 31,
	2020	2019
REVENUES	$84,004,867	$24,513,846
REVENUES – RELATED PARTY	558,732	511,231
TOTAL REVENUE	84,563,599	25,025,077

COST OF REVENUE	72,460,507	20,543,847
COST OF REVENUE – RELATED PARTY	2,875,956	2,032,232
TOTAL COST OF REVENUE	75,336,463	22,576,079

GROSS PROFIT	9,227,136	2,448,998

General and administrative expenses	4,013,168	2,322,437
Total operating expenses	$4,013,168	$2,3224,37

INCOME FROM OPERATIONS	$5,213,968	$126,561

Interest income	6,339	9,532
Interest expense	(74,600)	(149,800)
Other income/(expenses), net	390,400	415,016
INCOME BEFORE INCOME TAX	$5,536,107	$401,309
INCOME TAX	842,373	10,429
NET INCOME	$4,693,734	$390,880
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	29,827	2,387
NET INCOME ATTRIBUTABLE TO PSI GROUP HOLDINGS LTD	$4,663,907	$388,493
OTHER COMPREHENSIVE INCOME:
Unrealized foreign currency translation income attribute to PSI Group Holdings Ltd	34,298	40,740
Comprehensive income	4,698,205	429,233
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING*:
Basic and diluted	200,000	200,000
NET INCOME PER ORDINARY SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted	$23.32	$1.94

*	Shares presented on a retroactive basis to reflect the reorganization.

See accompanying notes to the consolidated financial statements.

PSI GROUP HOLDINGS LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

(IN U.S. DOLLARS)

	Ordinary Shares*	Par Value Amount*	Additional paid-in capital	(Accumulated deficit)/ Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity

Balance as of December 31, 2018	200,000	$20	$7,115,507	$(185,628)	$(92,956)	$6,836,943	$(145)	$6,838,798
Net income	-	-	-	388,493	-	388,493	2,387	390,880
Foreign currency translation adjustment	-	-	-	-	40,740	40,740	277	41,017
Balance as of December 31, 2019	200,000	$20	$7,115,507	202,865	$(52,216)	$7,266,176	$2,519	$7,268,695
Net income	-	-	-	4,663,907	-	4,663,907	29,827	4,693,734
Foreign currency translation adjustment	-	-	-	-	34,298	34,298	233	34,531
Balance as of December 31, 2020	200,000	$20	$7,115,507	4,866,772	$(17,918)	$11,964,381	$32,579	$11,996,960

*	Shares presented on a retroactive basis to reflect the reorganization.

See accompanying notes to the consolidated financial statements.

PSI GROUP HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

(IN U.S. DOLLARS)

	For the year ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,693,734	$390,880
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	131,906	34,467
Gain on disposal of property, plant and equipment	(1,254)	(3,758)
Depreciation of right-of-used assets	459,368	420,134
Bad debts recovered	-	(115,486)
Loss on trading of equity securities	5,290	70,573
(Gain)/loss on investment in equity securities	97,968	(48,433)
Allowance for expected credit loss	285,771	(207,085)
Impairment loss on equity method investment	14,392	-
Changes in operating assets and liabilities:
(Increase)/Decrease In:
Accounts receivable	(10,130,979)	2,512,513
Accounts receivable – related party	12,563	(20,011)
Contract asset	(2,115,260)	(605,300)
Amounts due from related parties	138,424	389
Amounts due from equity investment	5,965	41,826
Tax recoverable	-	(34,302)
Other current assets	(934,441)	82,343
Increase (Decrease) In:
Accounts payable	10,345,001	(997,451)
Accounts payables – related party	269,540	241,794
Amounts due to related parties	58,825	331,373
Tax payables	998,222	-
Other payables and accrued liabilities	300,353	22,256
Lease liabilities	(405,709)	(388,760)
NET CASH PROVIDED BY OPERATING ACTIVITES	$4,229,679	$1,727,962

See accompanying notes to the consolidated financial statements.

PSI GROUP HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019 (Continued)

(IN U.S. DOLLARS)

	For the year ended December 31
	2020	2019
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	$(382,326)	$(12,986)
Proceeds from property, plant and equipment	-	3,758
Purchase of equity securities	(862,945)	-
Proceeds from equity securities	410,274	74,763
Advances to related party	(2,207,013)	(1,668,867)
Repayment from related party	1,294,462	477,425
NET CASH USED IN INVESTING ACTIVITES	$(1,747,548)	$(1,125,907)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank overdraft	$-	$468,833
Repayment of bank overdraft	(468,833)	(511,855)
Proceeds from bank loans	10,486,849	10,238,737
Repayments of bank loans	(9,992,954)	(11,488,103)
NET CASH PROVIDED BY/(USED) IN FINANCING ACTIVITES	$25,062	$(1,292,388)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$2,507,193	$(690,333)
Effect of exchange rate changes on cash	641	14,626
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,595,990	2,271,697
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$4,103,824	$1,595,990

Supplemental Disclosure of Cash Flow Information
Interest received	6,339	9,325
Interest paid	74,600	149,800
Income tax refunded	178,254	-

See accompanying notes to the consolidated financial statements.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

PSI Group Holdings Ltd (“PSI”, or the “Company”) was incorporated under the laws of the Cayman Islands on March 7, 2022.

On March 11, 2022, PSI (BVI) Ltd and BGG (BVI) Ltd were incorporated under the laws of the British Virgin Islands. PSI (BVI) Ltd and BGG (BVI) Ltd are both wholly owned subsidiaries of the Company.

Profit Sail Int’l Express (H.K.) Limited (“PSIHK”) and Business Great Global Supply Chain Limited (“BGG”) were incorporated on May 27, 1993 and November 11, 2016, respectively.

In March 2022, the Company completed a share swap transaction and issued Ordinary Shares to certain of the then existing shareholders of PSIHK and BGG based on their then respective equity interests held in PSIHK and BGG. After the restructuring, the Company holds 99.2% and 100% of equity interest in PSIHK and BGG, respectively.

The restructuring has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controlled all these entities before and after the restructuring. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

(b)	Principal activities

The Company is a freight forwarding service provider with networks across the globe. The Company conduct its operations through its subsidiaries in Hong Kong, PSIHK and BGG (collectively the “operating subsidiaries”).

The operating subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirement of the customers.

Generally, the Company’s services are divided into air freight forwarding services and ocean freight forwarding service.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates Significant estimates for the years ended December 31, 2020 and 2019, include allowance for expected credit loss, fair value measurements, useful life of property, plant and equipment, assumptions used in assessing impairment of long-term assets.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company is Hong Kong Dollar (“HKD”).  Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of operations.

	For the year ended December 31,
	2020	2019
Year end HKD: US$ exchange rate	7.7525	7.7872
Year average HKD: US$ exchange rate	7.7558	7.8346

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Hong Kong Special Administrative Region (“SAR”). Balances at financial institutions within Hong Kong SAR are not covered by insurance.

Restricted Cash

Restricted cash represents amounts held by a bank as security for short-term borrowing and therefore is not available for the Company’s use until such time as the bank acceptance notes and bank loans have been fulfilled or expired, normally within a twelve-month period.

Investment

Investment in equity securities measured at fair value through profit and loss consist primarily of investments in the Company’s equity securities listed in stock market and are carried at fair value in accordance with ASC 320, Investments-Debt and Equity Securities (“ASC 320”), and Topic 321, Investments-Equity Securities (“ASC 321”). These securities are marked to market based on the respective publicly quoted market prices of the equity securities. These securities transactions are recorded on a trade date basis. Any unrealized appreciation or depreciation on investment securities is reported in the Consolidated Statement of Operations within realized and unrealized gain (loss) on investments.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity Method Investments

Equity method investments consist of Company investments in noncontrolled entities, where the Company does not hold a controlling financial interest but has the ability to significantly influence operating and financial matters. Equity method investments are accounted for under the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures. Under the equity method of accounting, the Company’s share of the noncontrolled entities’ net income or loss is recorded in other income (expense), net in the Consolidated Statements of Operations. Distributions received reduce the Company’s investment. The investment is evaluated for impairment if events or changes indicate that the carrying amount exceeds its fair value. If the carrying amount of an investment does exceed its fair value and the decline in fair value is deemed to be other-than-temporary, an impairment charge will be recorded.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of investment securities, cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other payables and accrued liabilities, short-term bank loans, and notes payable.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short-term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

Accounts Receivable

Accounts receivables are carried at net realizable value. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 45 days after customers received services provided by the Company. If accounts receivables are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance for expected credit loss was $325,635 and $88,047 as of December 31, 2020 and December 31, 2019, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Leasehold improvements	10 years
Machinery and equipment	4 to 5 years
Motor vehicles	3.3 years
Furniture and fixtures	5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the year ended December 31, 2020 and 2019.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our office lease is included in Operating lease right-of-use (ROU) asset, Current portion of operating lease liability and Operating lease liability, net of current portion. On our balance sheet, finance leases are included in Property and equipment, Current portion of finance lease obligations and Finance lease obligations, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 606, “Revenue from Contracts with Customers”.

The Company derives revenues primarily from the provision of air and ocean freight forwarding services by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers. The contracts with customers generally contain a single performance obligation as the distinct services provided remain substantially the same over time and possess the same pattern of transfer. The performance obligation is satisfied over the transit period when the customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue is recognized over the transit period based on the progress towards the completion of the performance obligation.

The transit period can vary based upon the method of transport. Determining the transit period and how much of it has been completed as of the reporting date may require management to make judgments that affect the timing of revenue recognized. For air freight forwarding services, the Company uses the cost-to-cost measure of progress because it best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recorded proportionally as costs are incurred. For ocean freight forwarding services, the Company uses an output method of progress based on time-in-transit to measure the progress as the timing of costs incurred does not best depict the transfer of control to the customer.

Pricing for the Company’s services is generally a fixed amount. The Company does not have significant variable consideration in its contracts. Payments are received within 45 to 90 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third party.

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., shipments have been delivered). Contract assets are generally classified as current, and the full balance is converted each reporting period based on the short-term nature of the transactions. Gross contract assets related to in-transit shipments totaled $3,232,420 and $1,117,159 at December 31, 2020 and 2019, respectively. Contract assets are included within current assets in the accompanying consolidated balance sheets.

The Company also provide certain value-added logistics services, such as packaging, warehousing services, small parcel, and local transportation services. The performance obligation is generally satisfied over the service period as the Company perform the obligations. Pricing for our services is established in the customer contract and is dependent upon the specific needs of the customer but may be agreed upon at a fixed fee per transaction, labor hour, or service period.

The Company has adopted ASC 606 on January 1, 2018, using the transition method of Modified-Retrospective Method (“MRM”). The adoption of ASC 606 had no impact on the Company’s beginning balance of retained earnings.

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening and warehouse services .

General and Administrative Expenses

General and administrative expenses include management and office salaries and employee benefits, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2020 and 2019, the Company did not have a liability for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive income consists of foreign currency translation. The Company presents comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. For the years ended December 31, 2020 and 2019, there were no dilution impact.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2020 and 2019. Normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2020 and 2019..

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 0.8% ownership interest in PSIHK.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Income and Comprehensive Income to distinguish the interests from that of the Company.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

Economic and Political Risks

The Company’s operations are conducted in the Hong Kong. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Hong Kong, and by the general state of the Hong Kong economy.

The Company’s operations in the Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with banks in Hong Kong, and none of these deposits are covered by insurance. The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is LTD due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Exchange Risk

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or may be required to adopt in the future are summarized below:

In June 2016, the FASB issued ASU 2016-13,” Measurement of Credit Losses on Financial Instruments”, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, in April 2019. To clarify that receivables arising from operating leases are within the scope of lease accounting standards. In October 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842), which defers the effective date for public filers that are considered small reporting companies as defined by the Securities and Exchange Commission to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Since the Company is a smaller reporting company, implementation is not needed until January 1, 2023. Adoption of the standard requires using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align existing credit loss methodology with the new standard. The Company adopted this standard on January 1, 2019.

In August 2018, the FASB issued ASU 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements under ASC 820. This ASU is to be applied on a prospective basis for certain modified or new disclosure requirements, and all other amendments in the standard are to be applied on a retrospective basis. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company adopted Topic 820 on January 1, 2020. The adoption of the ASU 2018-13 did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company does not expect that the requirements of ASU 2019-12 will have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional practical expedients to simplify accounting for reference rate reform. Amongst other practical expedients, the update allows for contract modifications due to reference rate reform for certain receivables and debt contracts to be accounted for by prospectively adjusting the effective interest rate. The amendments in this ASU are effective for all entities beginning on March 12, 2020, and companies may elect to apply the amendments prospectively through December 31, 2022. The Company is currently evaluating the effects that adoption of this guidance will have on our consolidated financial statements.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CONCENTRATION OF REVENUES AND COST OF GOODS SOLD

Concentration of major customers and suppliers:

	For the year ended December 31,
	2020		2019
Major customers representing more than 10% of the Company’s revenues
Company A	$29,118,125	34.43%	$-	-%
Total Revenues	$29,118,125	34.43%	$-	-%

	As of December 31,
	2020		2019
Major customers of the Company’s accounts receivable, net
Company A	$5,956,139	36.30%	$-	-%
Total	$5,956,139	36.30%	$-	-%

Accounts receivable from the Company’s major customers accounted for 36.30% and Nil of total accounts receivable balances as of December 31, 2020 and December 31, 2019, respectively.

	For the year ended December 31,
	2020		2019
Major suppliers representing more than 10% of the Company’s costs of revenue
Company A	$13,290,396	17.64%	$3,709,880	16.43%
Company B	-	-%	2,828,589	12.53%
Total Costs of Revenue	$13,290,396	17.64%	$6,538,470	28.96%

	As of December 31,
	2020		2019
Major suppliers of the Company’s accounts payables, net
Company A	$-	-%	$77,828	3.31%
Company B	210,165	1.66%	129,328	5.50%
Total	$210,165	1.66%	$207,156	8.80%

Accounts payables from the Company’s major suppliers accounted for 1.66% and 8.80% of total accounts payables balances as of December 31, 2020 and December 31, 2019, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is presented net of allowance for credit loss:

	As of December 31,
	2020	2019
Accounts receivable	$13,472,143	$3,341,874
Accounts receivable – related party	7,448	20,011
Less: allowance for expected credit loss	(325,635)	(88,047)
Total	$13,153,956	$3,273,838

The movement of allowances for credit loss is as follow:

	As of December 31,
	2020	2019
Balance at beginning of the year	$(88,047)	$(297,305)
Provision	(237,588)	-
Reversal	-	209,258
Total	$(325,635)	$(88,047)

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – CONTRACT ASSET

Contract asset is presented net of allowance for expected credit loss.

	As of December 31,	As of December 31,
	2020	2019
Contract asset	$3,232,420	$1,117,159
Less: allowance for expected credit loss	(78,088)	(29,258)
Total	$3,154,332	$1,087,901

The movement of allowances for credit loss is as follow:

	As of December 30, 2020	As of December 31, 2019
Balance at beginning of the year	$(29,258)	$(26,516)
Provision	(48,830)	(2,742)
Reversal	-	-
Total	$(78,088)	$(29,258)

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2020 and 2019, property, plant and equipment consisted of the following:

	As of December 31,
	2020	2019
Leasehold improvement	$82,396	$82,029
Machinery and equipment	406,705	84,510
Motor vehicles	142,128	88,260
Furniture and fixture	83,933	76,392
Total property plant and equipment, at cost	715,162	331,191
Less: accumulated depreciation	(350,837)	(217,899)
Total property, plant and equipment, net	$364,325	$113,292

Depreciation expense for the year ended December 31, 2020 and 2019 were $131,906 and $34,467 respectively.

NOTE 7 – INVESTMENTS IN EQUITY SECURITIES

Balance as at December 31, 2020	Cost Basis	Net Unrealized Loss	Exchange alignment	Fair Value
Equity securities listed in the Hong Kong Stock Exchange	$555,581	$(314,665)	$(2,753)	$238,163

Balance as at December 31, 2019	Cost Basis	Net Unrealized Loss	Exchange alignment	Fair Value
Equity securities listed in the Hong Kong Stock Exchange	$1,165,039	$(563,250)	$(1,399)	$603,188

The equity securities were issued by listed companies in Hong Kong . The fair value of the equity securities is determined by reference to the quoted market price available on Hong Kong Stock Exchange.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – EQUITY METHOD INVESTMENT

Particulars of the investment held by the Company as of December 31, 2020 and 2019 are as follows:-

Name of the investee	Place of incorporation	Percentage of ownership	Nature of business
Business Great Global Supply Chain PTE. Limited (“BGG SC PTE”)	Singapore	30%	Acting as a freight agent

BGG SC PTE became dormant during the year ended December 31, 2020. The Company has determined that the recoverability of its investments in BGG SC PTE . Taking into account the facts and circumstances, the equity method investment was fully impaired for the year ended December 31, 2020 in the amount of $14,311.

NOTE 9 – LEASE

The Company has various operating leases for office space, warehouse and photo-copy machineries pursuant to a lease agreements. On January 1, 2019, the Company adopted Leases (Topic 842), using the modified-retrospective approach, and as a result recognized a right-of-use asset of $381,938 at the date of adoption, and a lease liability of $381,938. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842. Because the rate implicit in each lease is not readily determinable, the Company uses Hong Kong Dollar Best Lending Rate (“BLR”) to determine the present value of the lease payments and on the date of adoption, the Company determined its BLR to be 5%.

Right-of-use assets were $324,725, and $766,800 as of December 31, 2020 and 2019.

As of December 31, 2020 and 2019, lease liabilities consist of the following:

	As of December 31,
	2020	2019
Lease liabilities - current portion	$120,795	$453,807
Lease liabilities - non-current portion	$226,042	$331,988
Total	$346,837	$785,795

During the years ended December 31, 2019 and 2020, the Company incurred total operating lease expenses of $487,919 and $461,413, respectively.

Other lease information is as follows:

	As of December 31,
	2020	2019
Weighted-average remaining lease term - operating leases	3.2 years	2.7 years
Weighted-average discount rate - operating leases	5%	5%

The following is a schedule of future minimum payments under operating leases as of December 31, 2020:

As of December 31,
2020
2021	$134,261
2022	97,176
2023	97,176
2024	40,421
2025	6,021
2026	-
Thereafter	-
Total lease payments	375,056
Less: imputed interest	(28,219)
Total operating lease liabilities, net of interest	$346,837

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of December 31,
	2020	2019
Provision for staff bonus	$351,021	$96,425
Accrued staff salaries	8,732	30,044
Accrued administrative expenses	198,741	83,351
Other payables	4,771	3,719
Total	$563,265	$213,539

NOTE 11 – ACCOUNTS PAYABLE

Accounts payable are summarized as follow:

	As of December 31,
	2020	2019
Freight fee and other handling charges	$12,698,074	$2,353,073
Freight fee and other handling charges – related party	511,334	241,794
Total	$13,209,408	$2,594,867

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SHORT TERM BANK LOANS

Short-term loans are summarized as follow:

	As of December 31,
	2020	2019
Bank overdraft - secured	$-	$468,833
Guaranteed bank loans	$3,026,194	$2,520,805
Total	$3,026,194	$2,989,638

As of December 31, 2020 and 2019, the Company pledged its fixed deposit of $645,516 and $660,941 for loans and trade financing secured from DBS Bank (Hong Kong) Limited. These loans are secured by (i) guarantee issued by Hong Kong Mortgage Corporation Limited, (ii) personal guarantee of the director of the Company, and (iii) the certain properties owned by the director of the Company.

Short-term loans as of December 31, 2020 are as follow:

As of December 31, 2020 and 2019, all bank loans were repayable within one year with effective interest rate of approximately 2.47% and 5.01% respectively. These bank loans were carried at amortized cost, and the Company believes amortized cost approximates fair value.

As of December 31, 2020 and 2019, the Company was compliant with the financial covenants set forth in the loan agreements

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SHAREHOLDER’S EQUITY

At incorporation, the company’s authorized share capital was $20,000 divided into 200,000,000 ordinary shares with a US$0.0001 par value per share.

NOTE 14 – GEOGRAPHICAL SALES

Information for the Company’s sales by geographical area for the year ended December 31, 2020 and 2019 are as follows:

	For the year ended December 31,
	2020		2019
Major Countries
United States	$58,848,636	69.59%	$10,673,188	42.65%
Singapore	9,156,625	10.83%	4,181,147	16.71%
Netherlands	1,979,894	2.34%	1,536,951	6.14%
United Arab Emirates	1,106,775	1.31%	1,319,265	5.27%
Thailand	147,579	0.17%	1,161,268	4.64%
Hong Kong	544,035	0.64%	1,126,471	4.50%
United Kingdom	2,390,950	2.83%	900,337	3.60%
China	1,008,858	1.19%	556,076	2.22%
Vietnam	380,843	0.45%	422,307	1.69%
Germany	290,848	0.34%	380,633	1.52%
France	3,152,172	3.73%	195,918	0.78%
Luxembourg	1,778,523	2.10%	-	-%
Others	3,777,861	4.47%	2,571,516	10.28%
Total Revenues	$84,563,599	100.00%	$25,025,077	100.00%

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – INCOME TAXES

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly-own subsidiaries are incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million

For the years ended December 31, 2020 and 2019, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the year ended December 31,
	2020	2019
Hong Kong profit tax:
- Current period/year	$844,952	$13,599
- Tax Concession	(2,579)	(2,553)
- Over-provision for the prior period/year	(1)	(617)
Income tax expenses	$842,372	$10,429

The effective tax rates on income before income taxes for the year ended December 31, 2020 and 2019 was 15.21% and 12.05%, respectively.

No provision for deferred taxation has been made as there were no material temporary difference at reporting date.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – RELATED PARTY TRANSACTIONS

(a) Names and Relationship of Related Parties:

Existing Relationship with the Company
Active Move Group Holdings Limited	Sole director and sole shareholder is one of the directors Mr. Kwong Kin Yin, Alfred
GNET Logistic Limited	Shareholder is of one of the directors, Mr. Chan Yee Kit.
Grand Pro Development Limited	Sole director and sole shareholder is one of the directors Mr. Chan Yee Kit.
Kong Ming International Express Agency Limited	Significant controlled by one of the directors, Kwong Kin Yin.
Rich Fame International Limited	One of the directors of Mr. Chan Yee Kit 100% fully owned by郝敬羽, a spouse of Mr. Chan Yee Kit.
Top Star E-Commerce Logistics Limited	Director and shareholder is Leung Sau Fong, a spouse of one of the directors, Mr. Kwong Kin Yin Alfred
Business Great Group Limited	Sole director and sole shareholder is one of the directors Mr. Kwong Kin Yin, Alfred
Business Great Global Supply Chain PTE. Limited	30% equity interest held by the Company with significant influence
Business Great Global Supply Chain (Guangzhou) Company Limited	One of the shareholders of Mr Chan Yee Kit.
Business Great Global Supply Chain (Shenzhen) Company Limited	Sole director and sole shareholder is one of the directors Mr. Chan Yee Kit.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is 郝敬羽, a spouse of one of the directors, Mr. Chan Yee Kit.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Summary of Balances with Related Parties:

Amounts due to related parties:	Note	As of December 31,
		2020	2019
Profit Sail International Express (SZX) Company	(1)	$434,080	$299,435
Rich Fame International Limited	(1)	18,819	-
Top Star E-Commerce Logistics Limited	(1)	-	57,299
Total		$452,899	$356,734

Note:

1	General and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

Amounts due from related parties:	Note	As of December 31,
		2020	2019
Mr. Chan Yee Kit	(1)	$6,820,316	$6,127,162
Mr. Kwong Kin Yin	(1)	794,657	529,752
Mr. Lam Wai Ping	(2)	-	29,535
Active Move Group Holdings Limited	(2)	1,436	193
Business Great Global Supply Chain PTE Ltd	(2)	-	56
Business Great Group Limited	(2)	1,242	-
Business Great Global Supply Chain (Guangzhou) Company Limited	(2)	3,459	45,544
Business Great Global Supply Chain (Shenzhen) Company Limited	(2)	45,748	58,116
Gnet Logistic Limited	(2)	84	84
Kong Ming International Express Agency Limited	(2)	-	15,374
Profit Sail International Express (SZX) Company	(2)	4,287	7,770
Rich Fame International Limited	(2)	-	16,355
Top Star E-Commence Logistic Limited	(2)	490	-
Total		$7,671,719	$6,829,941

Note:

1.	Advances to related parties by the Company. Amounts due from related parties are non-trade, unsecured, non-interest bearing and repayable on demand. These balances are settled on June 30, 2021.

2.	General and administrative expenses paid by the Company on behalf of the related parties. Amounts due from related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

PSI GROUP HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Summary of Related Party Transactions:

A summary of trade transactions with related parties for year ended December 31, 2020 and 2019 are listed below:

Services fee income from related parties:	For the year ended December 31,
	2020	2019
Business Great Global Supply Chain PTE. Limited	$1,511	$482
Profit Sail International Express (SZX) Company	557,220	361,678
Kong Ming International Express Agency Limited	-	148,608
Total	$558,731	$510,768

Freight changes and handling fee charged by related parties:	For the year ended December 31,
	2020	2019
Profit Sail International Express (SZX) Company	$1,831,761	$1,355,264
Kong Ming International Express Agency Limited	269,274	238,165
Top Star E-Commerce Logistics Limited	774,976	441,673
Total	$2,876,011	$2,035,102

Management fee income from related parties:	For the year ended December 31,
	2020	2019
Profit Sail International Express (SZX) Company	$28,474	$18,895
Total	$28,474	$18,895

IT maintenance fee charged by related parties:	For the year ended December 31,
	2020	2019
Rich Fame International Limited	$158,591	$-
Total	$158,591	$-

NOTE 17 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, which is March 22, 2022. All subsequent events requiring recognition as of December 31, 2020 have been incorporated into these financial statements and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events” other than disclosed below.

On June 30, 2021, the Company’s subsidiaries declared an interim dividend of $10,000,000 for the six-month ended June 30, 2021. The dividend payable was set off against the amounts due from related parties.

PSI GROUP HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended June 30, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

PSI Group Holdings Ltd

Results of Review of Interim Financial Information

We have reviewed the condensed consolidated balance sheet of PSI Group Holdings Ltd (the “Company”) as of June 30, 2021, and the related condensed consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the six-month periods ended June 30, 2021 and 2020, and the related notes (collectively referred to as the interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, and the related statements of income and comprehensive income, shareholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated March 22, 2022, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2020, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since 2021.

San Mateo, California

March 22, 2022

PSI GROUP HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(IN U.S. DOLLARS)

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$8,253,146	$3,458,308
Restricted cash	750,773	645,516
Accounts receivable, net	10,596,500	13,146,508
Accounts receivable – related party, net	69,678	7,448
Contract asset, net	2,658,486	3,154,332
Amounts due from related parties	58,879	7,671,719
Prepayments and other current assets	1,182,207	1,076,810
Total Current Assets	$23,569,669	$29,160,641

Non-current asset
Property, plant, equipment, net	347,092	364,325
Right-of-used assets	827,799	324,725
Investment in equity securities	624,737	603,188
Equity method investment	-	-
Total non-current assets	$1,799,628	$1,292,238
TOTAL ASSETS	$25,369,297	$30,452,879

PSI GROUP HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 (Continued)

(IN U.S. DOLLARS)

	June 30	December 31,
	2021	2020
	(Unaudited)
Current Liabilities
Short-term bank loans	$515,132	$3,026,194
Accounts payable	10,175,311	12,698,074
Accounts payable –related party	736,304	511,334
Other payables and accruals	250,012	563,265
Taxes payables	2,290,962	828,990
Lease liabilities - current	440,724	120,795
Amounts due to related parties	621,698	452,899
Dividend payables	98,281	28,326
Total current liabilities	$15,128,424	$18,229,877

Non-current liabilities
Lease liabilities – non-current	413,901	226,042
Total long-term liabilities	$413,901	$226,042
TOTAL LIABILITIES	$15,542,325	$18,455,919

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, par value US$0.0001 per share, 200,000,000 shares authorized; 200,000 and 200,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively*	20	20
Additional paid-in capital	7,115,507	7,115,507
Retained earnings	2,734,828	4,866,772
Accumulated other comprehensive loss	(41,118)	(17,918)
Total shareholders’ equity	9,809,237	$11,964,381
Non-controlling interest	17,735	32,579
TOTAL EQUITY	$9,826,972	$11,996,960

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$25,369,297	$30,452,879

*	Shares presented on a retroactive basis to reflect the restructuring.

See accompanying notes to the unaudited condensed consolidated financial statements.

PSI GROUP HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2021 and 2020

(IN U.S. DOLLARS)

	For the six months ended June 30
	2021	2020
REVENUES	$66,162,467	$30,599,142
REVENUES – REPLATED PARTY	279,364	336,001
TOTAL REVENUE	$66,441,831	$30,935,143

COST OF REVENUE	52,440,759	26,122,530
COST OF REVENUE – RELATED PARTY	3,409,391	1,006,943
TOTAL COST OF REVENUE	55,850,150	27,129,473

GROSS PROFIT	10,591,681	3,805,670

General and administrative expenses	1,571,190	1,351,139
Total operating expenses	$1,571,190	$1,351,139

INCOME FROM OPERATIONS	$9,020,491	$2,454,531

Interest income	2,976	5,439
Interest expense	(16,273)	(52,055)
Other income	310,235	213,650
INCOME BEFORE INCOME TAX	$9,317,429	2,621,565
INCOME TAX	1,464,061	387,459
NET INCOME	$7,853,368	$2,234,106
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	55,312	14,847
NET INCOME ATTRIBUTABLE TO PSI GROUP HOLDINGS LTD	7,798,056	2,219,259
OTHER COMPREHENSIVE INCOME:
Unrealized foreign currency translation income attribute to PSI Group Holdings Ltd	(23,200)	37,473
Comprehensive income	7,774,856	2,256,732

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING*:
Basic and diluted	200,000	200,000
NET INCOME PER ORDINARY SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted	$38.99	$11.10

*	Shares presented on a retroactive basis to reflect the reorganization.

See accompanying notes to the unaudited condensed consolidated financial statements.

PSI GROUP HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(IN U.S. DOLLARS)

	Ordinary Shares*	Par Value Amount*	Additional paid-in capital	(Accumulated Losses)/ Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity

Balance as of December 31, 2020	200,000	$20	$7,115,507	$4,866,772	$(17,918)	$11,964,381	$32,579	11,996,960
Net Income	-	-	-	7,798,056	-	7,798,056	55,312	7,853,368
Foreign currency translation adjustment	-	-	-	-	(23,200)	(23,200)	(156)	(23,356)
Dividends				(9,930,000)	-	(9,930,000)	(70,000)	(10,000,000)
Balance as of June 30, 2021	200,000	$20	$7,115,507	$2,734,828	(41,118)	$9,809,237	$17,735	$9,826,972

Balance as of December 31, 2019	200,000	20	7,115,507	202,865	(52,216)	7,266,176	2,519	7,268,695
Net income	-	-	-	2,219,259	-	2,219,259	14,847	2,234,106
Foreign currency translation adjustment	-	-	-	-	37,473	37,473	255	37,728
Balance as of June 30, 2020	200,000	$20	$7,115,507	$2,422,124	(14,743)	$9,522,908	$17,621	$9,540,529

*	Shares presented on a retroactive basis to reflect the reorganization.

See accompanying notes to the unaudited condensed consolidated financial statements.

PSI GROUP HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(IN U.S. DOLLARS)

	For the six months ended June 30
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,853,368	$2,234,106
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	66,907	30,608
Gain on disposal of property, plant and equipment	-	(1,254)
Depreciation of right-of-used assets	216,287	229,896
Bad debts recovered	(59,253)	(115,486)
Gain on trading of equity securities	(19,651)	(7,905)
Loss on investment in equity securities	66,279	32,960
Allowance for expected credit loss	(131,323)	114,560
Changes in operating assets and liabilities:
(Increase)/Decrease In:
Accounts receivable	2,717,311	(4,792,538)
Accounts receivable – related party	(62,230)	171,543
Contract asset	519,701	852,407
Amounts due from related parties	(2,133)	55,103
Amounts due from equity investment	-	4,488
Other current assets	(105,397)	(107,967)
Increase (Decrease) In:
Accounts payable	(2,522,763)	5,102,687
Accounts payables – related party	224,970	99,554
Amounts due to related parties	186,108	114,316
Tax payables	1,464,061	565,713
Other payables and accrued liabilities	(314,412)	(26,354)
Lease liabilities	(210,232)	(194,476)
NET CASH PROVIDED BY OPERATING ACTIVITES	$9,887,598	$4,361,961

See accompanying notes to the unaudited condensed consolidated financial statements.

PSI GROUP HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 and 2020 (Continued)

(IN U.S. DOLLARS)

	June 30	June 30
	2021	2020
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	$(50,251)	$(131,001)
Purchase of equity securities	(291,895)	(428,382)
Proceeds from equity securities	222,737	230,794
Advances to related parties	(2,718,319)	(827,993)
Repayment from related parties	372,555	-
NET CASH USED IN INVESTING ACTIVITES	$(2,465,173)	$(1,156,582)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank overdraft	-	(468,833)
Proceeds from bank loans	-	6,222,995
Repayments of bank loans	(2,507,482)	(6,950,510)
NET CASH USED IN FINANCING ACTIVITES	$(2,507,482)	$(1,196,348)
NET INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$4,914,943	$2,009,031
Effect of exchange rate changes on cash	(14,848)	14,882
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	4,103,824	1,595,990
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$9,003,919	$3,619,903

Supplemental Disclosure of Cash Flow Information
Interest received	2,967	5,439
Interest paid	16,273	52,055
Income tax refunded	-	178,254

See accompanying notes to the unaudited condensed consolidated financial statements.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

PSI Group Holdings Ltd (“PSI”, or the “Company”) was incorporated under the laws of the Cayman Islands on March 7, 2022.

On March 11, 2022, PSI (BVI) Ltd and BGG (BVI) Ltd were incorporated under the laws of the British Virgin Islands. PSI (BVI) Ltd and BGG (BVI) Ltd are both wholly owned subsidiaries of the Company.

Profit Sail Int’l Express (H.K.) Limited (“PSIHK”) and Business Great Global Supply Chain Limited (“BGG”) were incorporated on May 27, 1993 and November 11, 2016, respectively.

In March 2022, the Company completed a share swap transaction and issued Ordinary Shares to certain of the then existing shareholders of PSIHK and BGG based on their then respective equity interests held in PSIHK and BGG. After the restructuring, the Company holds 99.2% and 100% of equity interest in PSIHK and BGG, respectively.

The restructuring has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controlled all these entities before and after the restructuring. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

(b)	Principal activities

The Company is a freight forwarding service provider with networks across the globe. The Company conduct its operations through its subsidiaries in Hong Kong, PSIHK and BGG (collectively the “operating subsidiaries”).

The operating subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirement of the customers.

Generally, the Company’s services are divided into air freight forwarding services and ocean freight forwarding service.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented. Operating results for the interim period ended June 30, 2021 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2021.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates Significant estimates in the six months ended June 30, 2021 and years ended December 31, 2020, include allowance for expected credit loss, fair value measurements, useful life of property, plant and equipment, assumptions used in assessing impairment of long-term assets.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation

The accompanying unaudited condensed consolidated financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company is Hong Kong Dollar (“HKD”).  Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of operations.

	For the six months ended June 30,
	2021	2020
Period end HKD: US$ exchange rate	7.7650	7.7502
Period average HKD: US$ exchange rate	7.7610	7.7607

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Hong Kong Special Administrative Region (“SAR”). Balances at financial institutions within Hong Kong SAR are not covered by insurance.

Restricted Cash

Restricted cash represents amounts held by a bank as security for short-term borrowings and therefore is not available for the Company’s use until such time as the bank acceptance notes and bank loans have been fulfilled or expired, normally within a twelve-month period.

Investment

Investment in equity securities measured at fair value through profit and loss consist primarily of investments in the Company’s equity securities listed in stock market and are carried at fair value in accordance with ASC 320, Investments-Debt and Equity Securities (“ASC 320”), and Topic 321, Investments-Equity Securities (“ASC 321”). These securities are marked to market based on the respective publicly quoted market prices of the equity securities. These securities transactions are recorded on a trade date basis. Any unrealized appreciation or depreciation on investment securities is reported in the Consolidated Statement of Operations within realized and unrealized gain (loss) on investments.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity Method Investments

Equity method investments consist of Company investments in noncontrolled entities, where the Company does not hold a controlling financial interest but has the ability to significantly influence operating and financial matters. Equity method investments are accounted for under the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures. Under the equity method of accounting, the Company’s share of the noncontrolled entities’ net income or loss is recorded in other income (expense), net in the Consolidated Statements of Operations. Distributions received reduce the Company’s investment. The investment is evaluated for impairment if events or changes indicate that the carrying amount exceeds its fair value. If the carrying amount of an investment does exceed its fair value and the decline in fair value is deemed to be other-than-temporary, an impairment charge will be recorded.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of investment securities, cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other payables and accrued liabilities, short-term bank loans, and notes payable.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short-term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

Accounts Receivable

Accounts receivables are carried at net realizable value. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 45 days after customers received services provided by the Company. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. Balance of allowance for expected credit loss was $217,586 and $325,635 as of June 30, 2021 and December 31, 2020, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Leasehold improvements	10 years
Machinery and equipment	4 to 5 years
Motor vehicles	3.3 years
Furniture and fixtures	5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the six months ended June 2021 and 2020.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our office lease is included in Operating lease right-of-use (ROU) asset, Current portion of operating lease liability and Operating lease liability, net of current portion. On our balance sheet, finance leases are included in Property and equipment, Current portion of finance lease obligations and Finance lease obligations, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 606, “Revenue from Contracts with Customers”.

The Company derives revenues primarily from the provision of air and ocean freight forwarding services by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers. The contracts with customers generally contain a single performance obligation as the distinct services provided remain substantially the same over time and possess the same pattern of transfer. The performance obligation is satisfied over the transit period when the customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue is recognized over the transit period based on the progress towards the completion of the performance obligation.

The transit period can vary based upon the method of transport. Determining the transit period and how much of it has been completed as of the reporting date may require management to make judgments that affect the timing of revenue recognized. For air freight forwarding services, the Company uses the cost-to-cost measure of progress because it best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recorded proportionally as costs are incurred. For ocean freight forwarding services, the Company uses an output method of progress based on time-in-transit to measure the progress as the timing of costs incurred does not best depict the transfer of control to the customer.

Pricing for the Company’s services is generally a fixed amount. The Company does not have significant variable consideration in its contracts. Payments are received within 45 to 90 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third party.

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., shipments have been delivered). Contract assets are generally classified as current, and the full balance is converted each reporting period based on the short-term nature of the transactions. Gross contract assets related to in-transit shipments totaled $2,712,718 and $3,232,420 at June 30, 2021 and December 31, 2020, respectively. Contract assets are included within current assets in the accompanying consolidated balance sheets.

The Company also provide certain value-added logistics services, such as packaging, warehousing services, small parcel, and local transportation services. The performance obligation is generally satisfied over the service period as the Company perform the obligations. Pricing for our services is established in the customer contract and is dependent upon the specific needs of the customer but may be agreed upon at a fixed fee per transaction, labor hour, or service period.

The Company has adopted ASC 606 on January 1, 2018, using the transition method of Modified-Retrospective Method (“MRM”). The adoption of ASC 606 had no impact on the Company’s beginning balance of retained earnings.

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening and warehouse services .

General and Administrative Expenses

General and administrative expenses include management and office salaries and employee benefits, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of June 30, 2021 and December 31, 2020, the Company did not have a liability for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

Comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive income consists of foreign currency translation. The Company presents comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260 “Earnings per Share.” Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. For the six months ended June 30, 2021 and 2020, there were no dilution impact.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of June 30, 2021. Normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of June 30, 2021 and December 31, 2020.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

Economic and Political Risks

The Company’s operations are conducted in the Hong Kong. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Hong Kong, and by the general state of the Hong Kong economy.

The Company’s operations in the Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with banks in Hong Kong, and none of these deposits are covered by insurance. The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

 Exchange Risk

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or may be required to adopt in the future are summarized below:

In June 2016, the FASB issued ASU 2016-13,” Measurement of Credit Losses on Financial Instruments”, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, in April 2019. To clarify that receivables arising from operating leases are within the scope of lease accounting standards. In October 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842), which defers the effective date for public filers that are considered small reporting companies as defined by the Securities and Exchange Commission to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Since the Company is a smaller reporting company, implementation is not needed until January 1, 2023. Adoption of the standard requires using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align existing credit loss methodology with the new standard. The Company adopted this standard on January 1, 2019.

In August 2018, the FASB issued ASU 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements under ASC 820. This ASU is to be applied on a prospective basis for certain modified or new disclosure requirements, and all other amendments in the standard are to be applied on a retrospective basis. The new standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The Company adopted Topic 820 on January 1, 2020. The adoption of the ASU 2018-13 did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020.  The Company does not expect that the requirements of ASU 2019-12 will have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional practical expedients to simplify accounting for reference rate reform. Amongst other practical expedients, the update allows for contract modifications due to reference rate reform for certain receivables and debt contracts to be accounted for by prospectively adjusting the effective interest rate. The amendments in this ASU are effective for all entities beginning on March 12, 2020, and companies may elect to apply the amendments prospectively through December 31, 2022. The Company is currently evaluating the effects that adoption of this guidance will have on our consolidated financial statements.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CONCENTRATION ON REVENUES AND COST OF GOODS SOLD

Concentration of major customers and suppliers:

	For the six months ended June 30,
	2021		2020
Major customers representing more than 10% of the Company’s revenues
Company A	$26,276,935	39.55%	$11,816.154	38.02%
Total Revenues	$26,276,935	39.55%	$11,816,154	38.02%

	As of June 30,		As of December 31,
	2021		2020
Major customers of the Company’s accounts receivable, net
Company A	$4,438,904	33.06%	$5,956,139	36.30%
Total	$4,438,904	33.06%	$5,956,139	36.30%

Accounts receivable from the Company’s major customers accounted for 33.06% and 36.13% of total accounts receivable balances as of June 30, 2021 and December 31, 2020, respectively.

	For the six months ended June 30,
	2021		2020
Major suppliers representing more than 10% of the Company’s costs of revenue
Company A	$8,102,581	14.51%	$5,323,033	19.62%
Company B	-	-%	$3,186,814	11.75%
Company C	-	-%	$2,831,626	10.44%
Company D	$10,119,311	18.12%	-	-%
Total Costs of Revenue	$18,221,892	32.63%	$11,341,473	41.81%

	As of June 30,		As of December 31,
	2021		2020
Major suppliers of the Company’s accounts payables, net
Company A	-	-%	-	-%
Company B	$248,905	2.45%	$210,165	1.66%
Company C	$883,014	8.68%	-	-%
Company D	$758,930	7.46%	-	-%
Total	$1,890,849	18.59%	$210,165	1.66%

Accounts payables from the Company’s major suppliers accounted for 18.59% and 1.66% of total accounts payables balances as of June 30, 2021 and 2020, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is presented net of allowance for expected credit loss:

	As of June 30,	As of December 31,
	2021	2020
Accounts receivable	$10,814,086	$13,472,143
Accounts receivable – related party	69,678	7,448
Less: allowance for expected credit loss	(217,586)	(325,635)
Total	$10,666,178	$13,153,956

The movement of allowances for credit loss is as follow:

	As of June 30, 2021	As of December 31. 2020
Balance at beginning of the year	$(325,635)	$(88,047)
Provision	-	(237,588)
Reversal	108,049	-
Total	$(217,586)	$(325,635)

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – CONTRACT ASSET

Contract asset is presented net of allowance for expected credit loss:

	As of June 30,	As of December 31,
	2021	2020
Contract asset	$2,712,718	$3,232,420
Less: allowance for expected credit loss	(54,232)	(78,088)
Total	$2,658,486	$3,154,332

The movement of allowances for credit loss is as follow:

	As of June 30, 2021	As of December 31. 2020
Balance at beginning of the year	$(78,088)	$(29,258)
Provision	-	(48,830)
Reversal	23,856	-
Total	$(54,232)	$(78,088)

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

As of June 30, 2021 and December 31, 2020, property, plant and equipment consisted of the following:

	As of June 30,	As of December 31,
	2021	2020
Leasehold improvement	$97,925	$82,396
Machinery and equipment	422,398	406,705
Motor vehicles	141,900	142,128
Furniture and fixture	98,604	83,933
Total property plant and equipment, at cost	760,827	715,162
Less: accumulated depreciation	(413,736)	(350,837)
Total property, plant and equipment, net	$347,091	$364,325

Depreciation expense for the six months ended June 30, 2021 and 2020 was $66,907 and $30,608, respectively.

NOTE 7 – INVESTMENTS IN EQUITY SECURITIES

Balance as at June 30, 2021	Cost Basis	Net Unrealized Loss	Exchange alignment	Fair Value
Equity securities listed in the Hong Kong Stock Exchange	$1,253,520	$(629,152)	$369	$624,737

Balance as at December 31, 2020	Cost Basis	Net Unrealized Loss	Exchange alignment	Fair Value
Equity securities listed in the Hong Kong Stock Exchange	$555,581	$(314,665)	$(2,753)	$238,163

The equity securities were issued by listed companies in Hong Kong. The fair value of the equity securities are determined by reference to the quoted market price available on Hong Kong Stock Exchange.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – EQUITY METHOD INVESTMENT

Particulars of the investment held by the Company as of June 30, 2021 and December 31, 2020 are as follows:

Name of the investee	Place of incorporation	Percentage of ownership	Nature of business
Business Great Global Supply Chain PTE. Limited (“BGG SC PTE”)	Singapore	30%	Acting as a freight agent

BGG SC PTE became dormant during the year ended December 31, 2020. The Company has determined that the recoverability of its investments in BGG SC PTE. Taking into account the facts and circumstances, the equity method investment was fully impaired for the year ended December 31, 2020 in the amount of $14,311.

NOTE 9 – LEASE

The Company has various operating leases for office space, warehouse and photo-copy machineries pursuant to a lease agreements. On January 1, 2019, the Company adopted Leases (Topic 842), using the modified-retrospective approach, and as a result recognized a right-of-use asset of $381,938 at the date of adoption, and a lease liability of $381,938. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842. Because the rate implicit in each lease is not readily determinable, the Company uses Hong Kong Dollar Best Lending Rate (“BLR”) to determine the present value of the lease payments and on the date of adoption, the Company determined its BLR to be 5%.

Right-of-use assets were $827,799 and $324,725 as of June 30, 2021 and December 31, 2020.

As of June 30, 2021 and December 31, 2020, lease liabilities consist of the following:

	As of June 30,	As of December 31,
	2021	2020
Lease liabilities - current portion	$440,724	$120,795
Lease liabilities - non-current portion	413,901	226,042
Total	$854,625	$346,837

During the years ended December 31, 2019 and 2020, the Company incurred total operating lease expenses of $233,240 and $246,890, respectively.

Other lease information is as follows:

	For the six months ended June 30,
	2021	2020
Weighted-average remaining lease term - operating leases	2.1 years	3.2 years
Weighted-average discount rate - operating leases	5%	5%

The following is a schedule of future minimum payments under operating leases as of June 30, 2021:

As of June 30,
2021
2022	$472,809
2023	332,693
2024	82,854
2025	12,023
2026	-
Thereafter	-
Total lease payments	900,379
Less: imputed interest	(45,754)
Total operating lease liabilities, net of interest	$854,625

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of June 30,	As of December 31,
	2021	2020
Provision for staff bonus	$81,133	$351,021
Accrued staff salaries	5,746	8,732
Accrued administrative expenses	128,320	198,741
Other payables	34,813	4,771
Total	$250,012	$563,265

NOTE 11 – ACCOUNTS PAYABLE

Accounts payable are summarized as follow:

	As of June 30,	As of December 31,
	2021	2020
Freight fee and other handling charges	$10,175,311	$12,698,074
Freight fee and other handling charges – related party	736,304	511,334
Total	$10,911,615	$13,209,408

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SHORT TERM BANK LOANS

Short-term loans are summarized as follow:

	As of June 30,	As of December 31,
	2021	2020
Guaranteed bank loans	$515,132	$3,026,194

As of June 30, 2021 and December 31, 2020, the Company pledged its fixed deposit of $750,773 and $645,516 for loans and trade financing.

As of June 30, 2021 and December 31, 2020, all bank loans were repayable within one year with effective interest rate of approximately 1.37% and 2.47% respectively. These bank loans were carried at amortized cost, and the Company believes amortized cost approximates fair value.

As of June 30, 2021 and December 31, 2020, the Company was compliant with the financial covenants set forth in the loan agreements.

NOTE 13 – SHAREHOLDER’S EQUITY

At incorporation, the company’s authorized share capital was $20,000 divided into 200,000,000 ordinary shares with a US$0.0001 par value per share.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – GEOGRAPHICAL SALES

Information for the Company’s sales by geographical area for the six months ended year June 30, 2021 and 2020 are as follows:

	For the six months ended June 30,
	2021		2020
Major Countries
United States	$47,939,495	72.15%	$21,610,319	69.86%
Singapore	$6,196,032	9.33%	$4,075,753	13.18%
Netherlands	$2,112,847	3.18%	$628,894	2.03%
Belgium	$1,936,683	2.91%	$79,888	0.26%
France	$1,713,377	2.58%	$548,743	1.77%
United Arab Emirates	$1,059,853	1.60%	$621,139	2.01%
Luxembourg	$986,116	1.48%	$17,467	0.06%
United Kingdom	$919,814	1.38%	$1,079,201	3.49%
Canada	$621,450	0.94%	$72,680	0.23%
China	$581,096	0.87%	$170,449	0.55%
Hong Kong	$248,224	0.37%	$296,913	0.96%
Vietnam	$230,204	0.35%	$183,813	0.59%
Kuwait	$-	-%	$386,965	1.25%
Turkey	$-	-%	$172,879	0.56%
Others	$1,896,640	2.86%	$990,040	3.20%
Total Revenues	$66,441,831	100.00%	$30,935,143	100.00%

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – INCOME TAXES

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly-own subsidiaries are incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million

For the six months ended June 30, 2021 and 2020, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30,
	2021	2020
Hong Kong profit tax:
- Current period	$1,494,856	$390,036
- Tax Concession	(2,577)	(2,577)
- Over-provision for the prior period	(28,217)	$-
Income tax expenses	$1,464,062	$387,459

The effective tax rates on income before income taxes for the six months ended June 30, 2021 and 2020 was 15.71% and 14.76%, respectively.

No provision for deferred taxation has been made as there were no material temporary difference at reporting date.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – RELATED PARTY TRANSACTIONS

(a) Names and Relationship of Related Parties:

Existing Relationship with the Company
Active Move Group Holdings Limited	Sole director and sole shareholder is one of the directors Mr. Kwong Kin Yin, Alfred
GNET Logistic Limited	Shareholder is of one of the directors, Mr. Chan Yee Kit.
Grand Pro Development Limited	Sole director and sole shareholder is one of the directors Mr. Chan Yee Kit.
Kong Ming International Express Agency Limited	Significant controlled by one of the directors, Kwong Kin Yin.
Rich Fame International Limited	One of the directors of Mr. Chan Yee Kit 100% fully owned by郝敬羽, a spouse of Mr. Chan Yee Kit.
Top Star E-Commerce Logistics Limited	Director and shareholder is Leung Sau Fong, a spouse of one of the directors, Mr. Kwong Kin Yin Alfred
Business Great Group Limited	Sole director and sole shareholder is one of the directors Mr. Kwong Kin Yin, Alfred
Business Great Global Supply Chain PTE. Limited	30% equity interest held by the Company with significant influence
Business Great Global Supply Chain (Guangzhou) Company Limited	One of the shareholders of Mr Chan Yee Kit.
Business Great Global Supply Chain (Shenzhen) Company Limited	Sole director and sole shareholder is one of the directors Mr. Chan Yee Kit.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is 郝敬羽, a spouse of one of the directors, Mr. Chan Yee Kit.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Summary of Balances with Related Parties:

Amounts due to related parties:		As of June 30,	As of December 31,
	Note	2021	2020
Mr. Chan Yee Kit	(1)	$31,172	$-
Mr. Kwong Kin Yin	(1)	25,880	-
Profit Sail International Express (SZX) Company	(1)	238,888	$434,080
Rich Fame International Limited	(1)	161,405	$18,819
Top Star E-Commerce Logistics Limited	(1)	164,353	$-
Total		$621,698	$452,899

Note:

1	General and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

Amounts due from related parties:	As of June 30,	As of December 31,
	2021	2020
Mr. Chan Yee Kit	$-	$6,820,316
Mr. Kwong Kin Yin	-	794,657
Active Move Group Holdings Limited	2,724	1,436
Business Great Group Limited	2,531	1,242
Business Great Global Supply Chain (Guangzhou) Company Limited	3,454	3,459
Business Great Global Supply Chain (Shenzhen) Company Limited	45,674	45,748
GNET Logistic Limited	155	84
Profit Sail International Express (SZX) Company	4,341	4,287
Top Star E-Commerce Logistics Limited	-	490
Total	$58,879	$7,671,719

Note:

1	Advances to related parties by the Company. Amounts due from related parties are non-trade, unsecured, non-interest bearing and repayable on demand. On June 30, 2021, an interim dividend of $10,000,000 for the six-month ended June 30, 2021 was declared by the Company’s subsidiaries, PSIHK and BGG. The dividend payable was offset against the amounts due from Mr. Chan Yee Kit and Mr. Kwong Kin Yin, then shareholders of PSIHK and BGG, respectively, prior to the restructuring.

2	General and administrative expenses paid by the Company on behalf of the related parties. Amounts due from related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

PSI GROUP HOLDINGS LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Summary of Related Party Transactions:

A summary of trade transactions with related parties for the six months ended June 30, 2021 and 2020 are listed below:

Services fee income from related parties	For the six months ended June 30,
	2021	2020
Business Great Global Supply Chain PTE. Limited	$-	$1,510
Profit Sail International Express (SZX) Company Limited	279,364	335,681
Total	$279,364	$337,191

Freight changes and handling fee charges by related parties:	For the six months ended June 30,
	2021	2020
Profit Sail International Express (SZX) Company	$2,666,820	$692,587
Kong Ming International Express Agency Limited	41,563	130,978
Top Star E-Commerce Logistics Limited	701,008	188,670
Total	$3,409,391	$1,012,235

Management fee income from related parties:	For the six months ended June 30,
	2021	2020
Profit Sail International Express (SZX) Company	$14,234	$14,166
Total	$14,234	$14,166

IT maintenance fee charged by related parties:	For the six months ended June 30,
	2021	2020
Ruch Fame International Limited	$201,392	$78,086
Total	$201,392	$78,086

NOTE 17 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, which is March 22, 2022. All subsequent events requiring recognition as of June 30, 2021 have been incorporated into these financial statements and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events”.

[        ] Ordinary Shares

And

[       ] Ordinary Shares Offered by the Selling Shareholder

PSI Group Holdings Ltd

PROSPECTUS

 Univest Securities, LLC

        , 2022

Until and including            , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Memorandum and Articles of Association will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, provides for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Upon incorporation on March 7, 2022, the Company issued 67,670 Ordinary Shares to Grand Pro Development Limited, 10,000 Ordinary Shares to Profit Sail SAS Holdings Limited, 9,000 Ordinary Shares to Active Move Group Holdings Limited, 4,930 Ordinary Shares to an individual shareholder, 4,400 Ordinary Shares to an individual shareholder, and 4,000 Ordinary Shares to an individual shareholder on March 9, 2022. On March 16, 2022, the Company issued 67,670 Ordinary Shares to Grand Pro Development Limited, 10,000 Ordinary Shares to Profit Sail SAS Holdings Limited, 9,000 Ordinary Shares to Active Move Group Holdings Limited, 4,930 Ordinary Shares to an individual shareholder, 4,400 Ordinary Shares to an individual shareholder, and 4,000 Ordinary Shares to an individual shareholder.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association
4.1**	Specimen Certificate for Ordinary Share
5.1**	Opinion of Ogier regarding the validity of the securities being registered
8.1**	Opinion of Stevenson Wong & Co regarding Hong Kong tax matters (included in Exhibit 99.1)
10.1*	Employment Agreement by and between Yee Kit, CHAN and the Registrant, dated as of March 17, 2022
10.2*	Employment Agreement by and between Hok Wai Alex, KO and the Registrant, dated as of March 17, 2022
10.3*	Employment Agreement by and between Chun Kit, TSUI and the Registrant, dated as of March 7, 2022
10.4*	Lease Agreement of Head Office, at Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong
10.5*	Lease Agreement of additional office space, at Unit 4A, 11/F, Join-in Hang Sing Centre, 71-75 Container Port Road, Kwai Chung, New Territories, Hong Kong
10.6*	Lease Agreement of Warehouse, at Workshop No. A1 on the Ground Floor Tsing Yi Industrial Centre Phase I, Tsing Yi Town Lot No. 65, Tsing Yi Island, Hong Kong
14.1**	Code of Business Conduct and Ethics of the Registrant
15.1*	Letter in Lieu of Consent for Review Report
21.1*	List of Subsidiaries
23.1*	Consent of WWC, P.C.
23.2**	Consent of Ogier (included in Exhibit 5.1 and Exhibit 8.1)
23.3**	Consent of Stevenson, Wong & Co., Hong Kong counsel to the Registrant (included in Exhibit 8.1 and 99.1)
99.1**	Opinion of Stevenson, Wong & Co., Hong Kong counsel to the Registrant, regarding certain Hong Kong law matters
99.2**	Audit Committee Charter
99.3**	Compensation Committee Charter
99.4**	Nomination Committee Charter
99.5*	Consent of China Insight Consultancy
99.6*	Registrants Application For Waiver of Requirements of Form 20-F, Item 8.A.4
107**	Filing Fee Table

*	Filed herein
**	To be filed via amendment

(b) Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes thereto.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(6) To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on March 22, 2022.

PSI GROUP HOLDINGS LTD

By:
Hok Wai Alex, KO
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Chairman and Director	March 22, 2022
Yee Kit, CHAN

	Chief Executive Officer and director	March 22, 2022
Hok Wai Alex, KO;	(Principal Executive Officer)

	Chief Financial Officer	March 22, 2022
Chun Kit, TSUI	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized agent in the United States of America, has signed this registration statement thereto in New York, NY on March 22, 2022

Cogency Global Inc.

By:
Name:
Title: